Exhibit 99.5

ONE COMPANY, THOUSANDS OF STORIES

GOLDCORP

ANNUAL REPORT 2012

ONE COMPANY, THOUSANDS OF STORIES

ANNUAL REPORT 2012

TABLE OF CONTENTS

Financial Highlights 2

Letter from the Chairman 4

Letter from the President and CEO 5

Scorecard 7

Disciplined Execution 8

Operational Highlights 12

Development Projects 16

Community and Social

Responsibility 18

Corporate Governance 22

Board of Directors 24

Management’s Discussion and Analysis 25

Financial Statements 89

Mineral Reserves and Resources

Inside back cover

Corporate Information

Inside back cover

This document contains Forward-Looking Statements. Refer to page 88.

CANADA AND USA

OPERATING MINES

RED LAKE MUSSELWHITE

ONTARIO, CANADA ONTARIO, CANADA

Production 507,700 oz Production 239,200 oz

Processing capacity 3,100 tpd Processing capacity 4,500 tpd

2P* gold reserves 3.23 moz 2P* gold reserves 2.29 moz

Mine type Underground Mine type Underground

PORCUPINE MARIGOLD ONTARIO, CANADA NEVADA, USA

Production 262,800 oz Production 96,300 oz

Processing capacity 11,000 tpd Processing capacity 33,000 tpd

2P* gold reserves 4.35 moz 2P* gold reserves 3.28 moz

Mine type Underground Mine type Open pit

Ownership 66.7%

WHARF SOUTH DAKOTA, USA

Production 68,100 oz Processing capacity 7,800 tpd

2P* gold reserves 0.58 moz Mine type Open pit

DEVELOPMENT PROJECTS

ELEONORE COCHENOUR

QUEBEC, CANADA ONTARIO, CANADA

Annual production Annual production

(est.) 600,000 oz (est.) 225,000-250,000 oz

Processing capacity 7,000 tpd Processing capacity 1,500 tpd

2P* gold reserves 3.03 moz 2P* gold reserves 0

M&I resource 0.48 moz M&I resource 0

Inferred resource 4.17 moz Inferred resource 3.25 moz

Status Construction Status Construction First production Late 2014 First production H1’2015

MEXICO

OPERATING MINES PENASQUITO LOS FILOS

ZACATECAS STATE, MEXICO GUERRERO STATE, MEXICO

Production 411,300 oz Production 340,400 oz

Processing capacity 130,000 tpd Processing capacity 70,000 tpd

2P* gold reserves 15.69 moz 2P* gold reserves 7.43 moz

Mine type Open pit Mine type Open pit,

underground EL SAUZAL CHIHUAHUA STATE, MEXICO

Production 81,800 oz Processing capacity 6,000 tpd

2P* gold reserves 0.22 moz Mine type Open pit

DEVELOPMENT PROJECTS

CAMINO ROJO NOCHE BUENA ZACATECAS STATE, MEXICO ZACATECAS STATE, MEXICO

2P* gold reserves 1.63 moz 2P* gold reserves 0 M&I resource 0.57 moz M&I resource 0.96 moz

Inferred resource 0.01 moz Inferred resource 0.24 moz

Status Feasibility Status Feasibility

First production First production +2015 (oxides) 2016

CENTRAL AND SOUTH AMERICA

OPERATING MINES MARLIN PUEBLO VIEJO GUATEMALA DOMINICAN REPUBLIC

Production 207,300 oz Production 44,700 oz(1)

Processing capacity 6,000 tpd Processing capacity 24,000 tpd

2P* gold reserves 1.00 moz 2P* gold reserves 10.01 moz

Mine type Underground Mine type Open pit Ownership 40%

ALUMBRERA CATAMARCA, ARGENTINA

Production 136,600 oz Processing capacity 104,000 tpd

2P* gold reserves 0.93 moz Mine type Open pit Ownership 37.5%

DEVELOPMENT PROJECTS

CERRO NEGRO EL MORRO ARGENTINA CHILE

Annual production Annual production (est.) 525,000 oz(2) (est.) TBD(3)

Processing capacity 4,000 tpd

Processing capacity TBD(3)

2P* gold reserves 5.74 moz 2P* gold reserves 6.73 moz

M&I resource 0.51 moz M&I resource 0.30 moz

Inferred resource 0.82 moz Inferred resource 3.85 moz

Status Construction Status Permit suspended First production Late 2013

First production - Ownership 70% CERRO BLANCO GUATEMALA 2P* gold reserves 0

M&I resource 1.27 moz Inferred resource 0.67 moz

Status Scoping First production +2015

(1) Pueblo Viejo achieved first gold production in August 2012. (2) First five years of production.

(3) Project under review.

*2P refers to Proven and Probable Mineral Reserves. Complete Mineral Reserves and Resources tables are found on the inside back cover.

EVERY YEAR BRINGS US RICH NEW STORIES TO TELL... BUT THE FUNDAMENTALS REMAIN THE SAME.

...........................

Goldcorp continues to be guided by the strategy and the values that have made us North America’s fastest-growing senior gold company and position us to deliver a forecasted 70% growth in gold production over the next five years.

We continue to strive to deliver high-quality production at the lowest possible cost. And our focus on responsible mining, on creating sustainable value, remains unwavering.

We are still committed to continuous improvement in everything we do - delivering strong returns to our shareholders through disciplined execution and by Operating for Excellence.

And that is part of every story we tell.

< Portfolio At-a-Glance

FINANCIAL HIGHLIGHTS

	2010	2011	2012
FINANCIAL (US$ MILLIONS)(1)
Revenues	$3,738	$5,362	$5,435
Earnings from operations	$1,660	$2,626	$2,423
Adjusted net earnings (2)	$1,048	$1,786	$1,642
Cash flow from operations (before working capital changes)	$1,693	$2,692	$2,408
Cash and cash equivalents at Dec. 31	$556	$1,502	$918
Total assets at Dec. 31	$27,639	$29,374	$31,212

OPERATING(1)
By-product cash costs ($/oz) (2)	$271	$223	$300
Gold production (koz)	2,467	2,515	2,396
Gold reserves (moz)	60.1	64.7	67.1
Silver production (koz)	20,211.8	27,824.6	30,470.5
Silver reserves (moz)	1,294	1,177	1,160
Copper production (klbs)	116,000	96,500	112,200
Copper reserves (mlbs)	5,406	5,373	5,758

SHAREHOLDERS (US$)
Adjusted earnings per share (basic) (1)(2)	$1.43	$2.22	$2.03
Cash flow from operations per share (before working capital changes) (1)(2)	$2.30	$3.35	$2.97
Dividends ($ millions)	$154	$330	$438
Share price at Dec. 31	$45.98	$44.25	$36.70
Basic weighted average shares outstanding at Dec. 31 (millions)	735	804	810

(1)	From continuing operations, as applicable.
(2)	These non-GAAP financial measures are referred to throughout this document – see the MD&A on pages 25–88 of this Annual Report for further details.

GOLD RESERVE GROWTH	REVENUE GROWTH
(koz)	(US$ millions)

2      GOLDCORP INC.  |  ANNUAL REPORT 2012

GOLD PRODUCTION(1)

(koz)

2,421.3 2,466.9 2,514.7 2,396.2

09 10 11 12

ADJUSTED NET EARNINGS (1)(2)

(US$ millions)

588 1,048 1,786 1,642

09 10 11 12

CASH FLOW FROM OPERATIONS(1)(2)

(before working capital changes)(US$ millions)

1,184 1,693 2,692 2,408

09 10 11 12

DIVIDENDS PAID TO SHAREHOLDERS

(US$ millions)

132 154 330 438

09 10 11 12

YEAR-END CASH AND

CASH EQUIVALENTS

(US$ millions)

875 556 1,502 918

09 10 11 12

ADJUSTED EARNINGS PER SHARE(1)(2)

(US$)

0.80 1.43 2.22 2.03

09 10 11 12

CASH FLOW PER SHARE(1)(2)

(before working capital changes)(US$)

1.62 2.30 3.35 2.97

09 10 11 12

5-YEAR PRODUCTION FORECAST

(moz)

2.4

2.55-2.8 3.2-3.5 3.5-3.8 3.8-4.0 4.0-4.2

12 13 14 15 16 17

(1) From continuing operations, as applicable.

(2) 2009 figures are based on Canadian generally accepted accounting principles.

DEAR SHAREHOLDERS,

Although this past year saw the price of gold soar to new heights, it was a difficult time for gold producers as share values for the entire sector did not perform as expected. As someone who’s been in this business for many years, I feel confident in saying these fluctuations are part of a normal cycle. Historically, commodity and equity prices have periodically gone in and out of sync, and, as in every previous cycle, we will see them swing back again.

For our industry as a whole, I feel the best path to the future lies in a focus on discipline and risk management. In the gold business, there are risks over which we have no control: our product’s selling price, for example, and myriad political and geological variables at our mines. However, there are many risks that we can manage. At Goldcorp, we are continually improving our management systems and our internal efficiencies, but to put it simply, the best risk management strategy is to be the lowest cost producer. That’s been our target for the past dozen years: to acquire the highest quality assets – large, low-cost ore bodies in politically stable jurisdictions – and hire the best people to manage them. We’ve been fortunate enough to put together an unmatched portfolio of low-cost, high-value ore bodies, and as a result we continue to thrive. Alone among our peers, we are on track to increasing production by a forecasted 70% in the next five years.

It is also my view that current and future global forces will continue to favour a long-term increase in commodity prices. Population growth is relentless and demand from China and India continues to climb. Political instability and national debt burdens put upward price pressure on all commodities, but especially on gold. And despite increasing demand over the past ten years, gold production has remained essentially flat. Even while gold’s price doubled and doubled again, new sources of gold have proven elusive.

At Goldcorp, we have been remarkably successful in our exploration, and we continue to replace – and even add to – the gold that we extract. But in the global market, supplies are not significantly increasing and so the fundamentals of supply and demand economics point to rising prices. In my view, gold will continue to be in ascendance for many years to come.

In closing, I want to acknowledge Goldcorp’s people, from the Board to company management to the thousands of employees and contractors who put their spirit and energy into this Company and make it such a success. It’s through their efforts that Goldcorp is in a position to deliver sustainable value to every one of our host communities, and to donate over $20 million in charitable contributions in 2012. I have unqualified confidence in their ability to meet every challenge, and I look forward to sharing our success with our shareholders.

IAN TELFER
Chairman

4      GOLDCORP INC.  |  ANNUAL REPORT 2012

TO OUR VALUED SHAREHOLDERS,

We enter 2013 with a spirit of excitement and optimism. Despite a challenging year, 2012 closed with strong production at our flagship mines, and in early 2013, Pueblo Viejo, our new joint venture mine, entered commercial production. With our strong portfolio of producing gold mines and several gold projects poised to come on-line over the next three years, the focus for 2013 remains on disciplined growth and execution. Our commitment to operating excellence will help drive our forecast five-year production profile which features 70% growth at declining all-in costs.

Thanks to a strong fourth quarter, we ended the year with gold production of 2.4 million ounces. All-in sustaining cash costs totalled $874 per ounce, or $300 per ounce on a by-product cash cost basis. With stable production forecast at our existing mines, and the ramp-up at Pueblo Viejo, we forecast a 10% increase in our 2013 gold production, to between 2.55 million and 2.8 million ounces. By 2017, our five-year forecast grows to 4.0 to 4.2 million ounces in gold production.

Adding new high-quality gold ounces through exploration is the most direct way of increasing value for our shareholders, and we were pleased to see our proven and probable gold mineral reserves increase to 67.1 million ounces. This represents the ninth consecutive year that Goldcorp has increased gold reserves. Proven and probable silver mineral reserves totalled 1.2 billion ounces, one of the industry’s largest silver reserves.

Thanks to our sector-leading balance sheet, we have the financial flexibility to fund our growth while continuing to pursue potential new opportunities. Our strong cash flows allow us to build our growth pipeline while also increasing our annual shareholder dividend, which grew by 11% to $0.60 per share, representing an increase of 233% since 2009.

Maximizing our producing assets

Despite challenges in early 2012, Red Lake’s team rallied to end the year with strong production of 508,000 ounces. Red Lake enters 2013 as a stable operation with gold production expected in the range of 475,000 to 510,000 ounces. Our other Canadian mines, Porcupine and Musselwhite, are also expected to perform well this year.

In Mexico, Peñasquito’s production totalled 411,000 ounces, well above our revised guidance of 370,000 to 390,000 ounces. We are making good progress on efforts to address water availability issues, with plans for short-term and long-term solutions scheduled for completion mid-year. While water availability will limit production in 2013, and planned pit sequencing will result in lower ore grades, expected 2013 gold production is in the 360,000 to 400,000 ounce range. This is a great mine that is already generating outstanding financial returns and whose strongest years lie ahead. Our other major Mexican mine, Los Filos, remains a reliable producer, and we are testing the potential for further expansion of its production rate.

Early in 2013, the Pueblo Viejo mine in the Dominican Republic, operated by our joint venture partner Barrick Gold Corporation, began commercial production. Following some start-up challenges, production continues to ramp up and we forecast a strong year, with our share of gold production in the range of 330,000 to 435,000 ounces.

GOLDCORP INC.  |  ANNUAL REPORT 2012      5

LETTER FROM THE CEO

Advancing the pipeline of development projects

Construction of the Cerro Negro project in Argentina is nearing completion, with initial production expected at the end of this year and production ramping up in 2014. In its first full five years of operation, production is expected to average over 500,000 ounces of gold per year. Proven and probable gold mineral reserves at Cerro Negro increased again in 2012, reaching 5.7 million ounces, with strong potential for additional reserve growth this year and in the future.

The Éléonore project in Québec remains on track to become Canada’s largest new underground mine, with first production expected in late 2014. This year, we will accelerate underground exploration drilling to further define the deep portion of the Roberto deposit. Our development plan calls for throughput of 7,000 tonnes per day, resulting in an expected annual average of more than 600,000 ounces of gold.

At Cochenour near Red Lake, an updated development plan completed in 2012 calls for initial production in the first half of 2015. The haulage drift that will connect the Cochenour ore body to existing operations at Red Lake is progressing well, and we expect to be close enough in 2013 to drill the lower portions of the Cochenour deposit from the drift, which will provide additional information as we seek to integrate future production from Cochenour into the overall Red Lake production profile.

The Camino Rojo project near Peñasquito has shown both an economic heap leach oxide operation and the potential for a large sulphide milling operation. Because of this growing sulphide potential, oxide mining is being deferred until 2016 while we complete a feasibility study on the sulphide opportunity. Though much work remains to be done, Camino Rojo has the potential to be Goldcorp’s next major growth project, and one that has emerged as a result of successful exploration.

In Chile, the ownership questions surrounding our El Morro copper-gold project were decided in our favour in 2012, but the project remains on hold due to permitting requirements and further study on project optimization and power sourcing. El Morro is one of the highest-grade undeveloped copper-gold porphyrys in the world, and it remains an important strategic asset.

Safe Enough for Our Families

At Goldcorp, safety is absolutely fundamental to what we do and we are justifiably proud of our track record: 2012 was the fifth consecutive year of better all-injury performance. However, statistics cannot make up for the reality that there were two fatalities at Goldcorp operations this year. To all of us, this is simply unacceptable. Our safety focus for this year and the future, across the Company, is to work on our training and safety culture such that we see no fatalities at Goldcorp. While we will, of course, maintain an emphasis on reducing all injuries, we are also rolling out programs designed to fight fatalities with renewed vigour.

New excitement and a focus on execution

In closing, I believe strongly that our five-year project pipeline, with forecasted 70% growth coming from projects that are well underway, clearly demonstrates the value of our Company. Our success in delivering on our goals will be driven by an unwavering focus on disciplined execution. Toward that end, we accelerate Goldcorp’s continuous improvement program that we call “Operating for Excellence”, which focuses on producing high-quality gold ounces that generate a strong return for our shareholders through cost containment initiatives and a focus on efficiency and productivity.

I would like to note my appreciation for the commitment to excellence that continues to be demonstrated by our 16,000 employees and contractors. In addition, I want to thank our Board of Directors for their guidance and support. With a passionate, driven team, an unmatched portfolio and a disciplined approach to investments, I am confident that we will meet, and even exceed expectations in 2013 and beyond.

CHUCK JEANNES
President and CEO

6      GOLDCORP INC.  |  ANNUAL REPORT 2012

SCORECARD

Target met ■ Target missed ■

	2012 TARGET	PROGRESS	2012 ACHIEVEMENT	2013 TARGET
Operational Performance				
Gold production (oz)	2.6 million	Target missed	Production of 2.4 million, revised guidance mid-year due to seismic issues at Red Lake and water availability issues at Peñasquito	2.55–2.8 million
Cash cost/oz (by-product)[1]	$250–275	Target missed	$300	$525–575
Reserve replacement	Ongoing exploration success, following eight consecutive years of reserve growth	Target met	Reserves grew 4% in 2012 over 2011 to 67.1 million ounces	Ongoing exploration success, following nine consecutive years of reserve growth
Complete ramp-up of Peñasquito	Gold production of 425,000 ounces	Target missed	Peñasquito produced 411,000 ounces generating strong cash flow in 2012	Maintain throughput at a minimum of 105,000 tonnes per day
Strategic Initiatives				
Financing and liquidity	Accelerate cash flow and earnings; maintain strong balance sheet	Target missed	Cash flow from operations[2] decreased 11% from 2011 and adjusted earnings decreased 8% from 2011. Strong balance sheet was maintained	Accelerate cash flow and earnings; maintain strong balance sheet
Relative total shareholder returns	Outperform the gold price	Target missed	The return on Goldcorp shares was –17%; the return on the gold price was 7%	Outperform the gold price
Dividend policy	Increase monthly dividends	Target met	Increased dividend to US$0.60 annually	Revisit dividend on an ongoing basis
Business development	Improve asset mix to ensure long-term growth	Target met	Continued portfolio enhancement including resolution of El Morro ownership	Improve asset mix to ensure long-term growth
Sustainability Performance				
Environment	Achieve Cyanide Management Code certification at Peñasquito and Wharf, re-certification at Marlin	Target met	All nominated properties are now certified	Progress on five-year Energy Management Plan which was established in 2012
Sustainability	Bring greater awareness to Goldcorp's commitment to creating sustainable value	Target met	Added to Dow Jones Sustainability Index North America. Key stakeholders visited Marlin mine including First Nations groups, investors and Canadian government officials	Bring greater awareness to Goldcorp's commitment to creating sustainable value

(2) Before changes in working capital.

GOLDCORP INC. | ANNUAL REPORT 2012 7

SCORECARD Target met Target missed

Operational Performance

Gold production (oz)

Cash cost/oz (by-product)(1)

Reserve replacement

Complete ramp-up of Penasquito

Strategic Initiatives

Financing and liquidity

Relative total shareholder returns

Dividend policy

Business development

Sustainability Performance

Environment

Sustainability

2012 target

2.6 million

$250-275

Ongoing exploration success, following eight consecutive years of reserve growth

Gold production of 425,000 ounces

Accelerate cash flow and earnings; maintain strong balance sheet

Outperform the gold price

Increase monthly dividends

Improve asset mix to ensure long-term growth

Achieve Cyanide Management Code certification at Penasquito and Wharf, re-certification at Marlin

Bring greater awareness to Goldcorp’s commitment to creating sustainable value

Progress

2012 achievement

Production of 2.4 million, revised guidance mid-year due to seismic issues at Red Lake and water availability issues at Penasquito

$300

Reserves grew 4% in 2012 over 2011 to 67.1 million ounces

Penasquito produced 411,000 ounces generating strong cash flow in 2012

Cash flow from operations(2) decreased 11% from 2011 and adjusted earnings decreased 8% from 2011. Strong balance sheet was maintained

The return on Goldcorp shares was -17%; the return on the gold price was 7%

Increased dividend to US$0.60 annually

Continued portfolio enhancement including resolution of El Morro ownership

All nominated properties are now certified

Added to Dow Jones Sustainability Index North America. Key stakeholders visited Marlin mine including First Nations groups, investors and Canadian government officials

2013 target

2.55-2.8 million

$525-575

Ongoing exploration success, following nine consecutive years of reserve growth

Maintain throughput at a minimum of 105,000 tonnes per day

Accelerate cash flow and earnings; maintain strong balance sheet

Outperform the gold price

Revisit dividend on an ongoing basis

Improve asset mix to ensure long-term growth

Progress on five-year Energy Management Plan which was established in 2012

Bring greater awareness to Goldcorp’s commitment to creating sustainable value

(1) In January 2013, Goldcorp announced it would begin reporting cash costs on an all-in sustaining cost basis. Guidance for 2013 all-in sustaining costs is $1,000-$1,100 per ounce. “All-in sustaining cash costs” is a non-GAAP performance measure. See MD&A on pages 25-88 of this Annual Report for further details.

(2) Before changes in working capital.

GOLDCORP INC. | ANNUAL REPORT 2012 7

RIGHT TO LEFT:

CHUCK JEANNES

President and CEO since late 2008, Chuck Jeannes has held senior positions at Goldcorp and Glamis Gold (one of Goldcorp’s predecessor companies) and other major mining companies.

LINDSAY HALL

Goldcorp’s Executive Vice President and CFO is a Chartered Accountant with extensive experience in mining and the energy industries.

DISCIPLINED EXECUTION

VIDEO INTERVIEW ONLINE

goldcorp.com/ar2012/

For Goldcorp, our efforts in 2013 will continue to build a clear path leading to a period of sustained free cash flow into the future. Our next-generation growth projects are beginning to bear fruit: the Pueblo Viejo mine is ramping up, while Cerro Negro’s construction phase comes to a close. Éléonore and Cochenour are the remaining major capital investments fuelling our five-year growth plan, and spending will begin to slow while the cash-generating power of these robust new projects accelerates. Disciplined execution of our plans will be key to maximizing the inherent value for our shareholders.

Q&A WITH CHUCK JEANNES AND LINDSAY HALL

Q: For someone considering shares in a gold company, why should Goldcorp be on their short list?

Chuck Jeannes: Just look at the various attributes that Goldcorp represents: a forecasted 70% growth profile over five years, based on projects that are already underway. We are building Cerro Negro; we are building Éléonore; we are building Cochenour. And we also get improved production from both Pueblo Viejo and Peñasquito as they ramp up. That growth is built in, if you will, and you get it buying a share of Goldcorp stock.

Relative to our peers, we also have lower cash costs, whether calculated on an all-in sustaining or by-product basis. We have a very strong political risk profile – over 70% of our production in 2013 is from North America – and a strong balance sheet with very low debt.

You combine all that, and I believe, with our focus on execution, on delivering on what we’ve said we’ll do, it should make for a very strong investment.

Q: As the projects in Goldcorp’s five-year growth pipeline approach completion, what are your future plans?

Chuck Jeannes: We forecast growth in each of the next five years, reaching 4 to 4.2 million ounces in 2017. Beyond that, we’ve got an exploration team that’s working very hard to identify the drivers of the next generation of Goldcorp’s growth. We’re spending about $220 million this year to advance our understanding of new resources to try to get them in the pipeline, and we have some very exciting organic prospects – our Camino Rojo project in Mexico, the deep underground at Peñasquito, just to name two. We also have a new discovery at Red Lake, the NXT zone, that could have a positive effect on Red Lake’s long-term production profile.

GOLDCORP INC. | ANNUAL REPORT 2012

Q&A WITH CHUCK JEANNES AND LINDSAY HALL

All of these efforts can add ounces that aren’t currently in the plan. And the other side, of course, is that we’ve always looked to enhance our portfolio through the acquisition of new projects. We always look at new opportunities that might be out there and we will continue to do so.

Goldcorp is one of the few companies in the industry with growth, and growth is an important part of our investment proposition. But in the pursuit of production growth at any cost, many in the industry have made poor capital allocation decisions on behalf of their shareholders. Beyond the many transactions and capital projects that Goldcorp has successfully completed, there have been others that we passed on, where the value proposition was simply not apparent. More than maintaining growth, Goldcorp’s focus is, and has always been, producing profitable ounces. We must continue to be disciplined stewards of our shareholders’ capital.

Q: Regarding the balance sheet, Lindsay, what are your thoughts on returning capital to shareholders?

Lindsay Hall: Our strong investment-grade balance sheet is a result of exercising financial discipline over many years. When you’re building new mines, the strength of your company is found in your balance sheet. It’s what allows you to weather the periodic downturns in the gold commodity cycles. Ours allows us the complete flexibility to build new mines and fund our growth profile through our existing cash flow.

We also regularly look at dividends, and it was the Board’s decision to increase our dividend again this year. We look at it this way: our business is to run the Company efficiently and effectively and generate free cash flows. Then we have to decide whether to reinvest those cash flows in new mines, where we are likely to earn superior returns, or to return some in dividends to our shareholders.

We think we can do both. We feel we have a meaningful dividend that we have increased 233% since 2009. And we are able to invest in building the mines that will provide greater returns to our shareholders in the future in the form of increasing dividends, especially as these mines come on-line and start producing gold.

Q: Chuck, why did Goldcorp decide to provide an all-in cash cost for gold?

Chuck Jeannes: The traditional measure of cash costs is not a realistic view. To produce an ounce of gold, we not only incur operating costs, but we spend sustaining capital at the sites, we spend G&A to keep the lights on, and we spend dollars to explore, to sustain our future. If you put all those together, that’s an all-in sustaining cash cost. It’s a much more transparent and accurate way of judging the real costs of getting an ounce of gold out of the ground.

GOLDCORP INC. | ANNUAL REPORT 2012

Q&A WITH CHUCK JEANNES AND LINDSAY HALL

THE ALL-IN CASH COSTS OF PRODUCTION

Historically, the costs associated with mining gold were calculated by totalling up labour, energy, administration and exploration costs. Other significant expenditures - such as the costs of maintaining the mine site, for example - weren’t included. Goldcorp’s new comprehensive measure which includes sustaining capital expenditures in our cost breakdown provides greater transparency about the true cost of producing every ounce of gold. Again in 2012, Goldcorp maintained the lowest all-in sustaining costs among our peers. We are working with the World Gold Council toward industry-wide acceptance of this measure.

$1,672*

MARKET PRICE

*2012 average realized gold price per ounce

$874

$300

OPERATING COSTS

$439

SUSTAINING CAPITAL EXPENDITURES

ALL-IN (SUSTAINING) CASH COSTS

THE DIFFERENCE BETWEEN THE ALL-IN COST AND MARKET PRICE IS GOLDCORP’S MARGIN

$105 General & administrative costs

$23 Exploration costs

$7 Other

9% Maintenance

16% Consumables

17% Energy

38% Labour

20% Other

Disclosing sustaining capital costs provides greater transparency about the true cost of producing an ounce of gold. Again in 2012, Goldcorp maintained the lowest all-in costs among our peers.

Q: Do you have any closing messages to investors?

Lindsay Hall: I’m very proud of the progress that we’ve made at Goldcorp over the past seven years. We’ve been consistent with our strategy. We have a disciplined approach to financing the Company, and every year the balance sheet gets stronger, the metrics get stronger, the execution of the strategy gets clearer. You can see the growth and the excitement within the Company.

Chuck Jeannes: I firmly believe that we have the right people in place, the right strategy, and the right assets for outstanding long-term success. Execution is the key, and that’s where our focus is. As I go around and see the sites, talk to the people at the mines, it’s a pretty easy message to give. So I’m excited about taking that learning from 2012 and bringing it forward to this year.

GOLDCORP INC. | ANNUAL REPORT 2012 11

2.55-2.80

MILLION OUNCES

With Pueblo Viejo now in commercial production, total gold production is forecast at 2.55-2.8 million ounces in 2013, growing to over 4 million ounces in the next five years.

OPERATING FOR EXCELLENCE

is a global initiative designed to capture efficiencies and contain costs. There is no finish line for continuous improvement.

OPERATIONAL HIGHLIGHTS

Operational challenges at Red Lake and Peñasquito required us to revise our 2012 production expectations downward. In the case of Red Lake, we underestimated the time it would take to address seismicity in the deeper portions of the mine. At Peñasquito, a reliance on outside hydrologic studies affected our ability to quickly respond to a growing water shortage, which was aggravated by sustained drought conditions in the region. These issues forced everyone to revisit some of the key assumptions we make about our business, and review our corporate budgeting and planning strategies. Ultimately, a new risk-managed approach was adopted, with leaner processes and improved systems, and opportunities for further improvements identified. Our mines finished the year strongly, finishing at the midpoint of our revised guidance, but we expect the true fruits of this effort to be seen in our 2013 and five-year guidance.

Q&A WITH GEORGE BURNS

GEORGE BURNS WAS APPOINTED EXECUTIVE VICE PRESIDENT AND COO IN AUGUST 2012, AFTER SERVING AS SENIOR VICE PRESIDENT, MEXICAN OPERATIONS, AND BEFORE THAT, VICE PRESIDENT FOR CANADA AND THE UNITED STATES. HE HAS OVER 30 YEARS OF EXPERIENCE IN MINING.

GEORGE BURNS

Executive Vice President and Chief Operating Officer

Q: You’re new to the position of COO. What is your background?

George Burns: I’m new to my role but I’m not new to Goldcorp. I’ve been with the Company five years. I’ve worked in copper, coal and gold and I’ve worked in developing countries, building and operating mines. I think my background sets me up for the diverse company that we are. I’m also a former COO at Centerra Gold.

Q: What do you foresee doing differently?

George Burns: The strategy of the Company hasn’t changed. But one thing we recognized this year is that improving our systems - adopting best-in-class practices in terms of systems and stage-gating decisions - will improve our decision-making.

goldcorp.com/ar2012/

Audio excerpts online

GOLDCORP INC. | ANNUAL REPORT 2012 13

OPERATIONAL HIGHLIGHTS

The Pueblo Viejo mine is an important addition to our operating portfolio and a key driver of our 10% growth profile for 2013. First gold was poured in August and 44,700 gold ounces were produced to Goldcorp’s account in 2012. Modifications to all four autoclaves, which should be completed in mid-2013, will help accelerate the production ramp-up. At Penasquito, we will continue to ramp up, although lower grades will affect production in the beginning of the year. Late in the year, the Cerro Negro mine in Argentina will bring another high-quality, low-cost operation into our lineup and contribute to our strong growth profile.

Q: Red Lake, the Company’s Canadian flagship, experienced some setbacks last year. How did you deal with those issues?

George Burns: 2012 was unusual. We had seismicity in two different areas of the High Grade Zone, which required de-stressing of the ore body which went slower than planned. Relating to safety, I can say that Goldcorp is not going to execute any work that has unacceptable safety risks. We didn’t and we never will put people at risk. However, the de-stressing shifted our schedules for accessing high-grade ore. The good news is that we were able to catch up, and in the second half we surpassed the amount of high-grade ore we had planned to mine. So it was a slow start but we got it corrected, and we came very close to hitting our original targets in terms of the High Grade Zone. For 2013, there will be only one de-stress slot, which is scheduled for late this year.

Q: The Penasquito mine, the largest gold mine in Mexico, also faced challenges. What is happening there?

George Burns: At Penasquito, we had anticipated that we would be producing 130,000 tonnes per day by now, but currently we’re operating at around 105,000 tonnes. The reason is water. We now have a team that is fully dedicated to solving the water issue both for the short term and the long term. By the first half of 2013, we’ll have completed a study that we believe will hold the solutions to the water issue. It will identify strategies for reducing the amount of water that we’re consuming, and increasing the amount of water available to the site. Until those solutions are in place, we have capped our throughput expectations at Penasquito to 110,000 tonnes a day, from 2014 to 2017.

GOLDCORP INC. | ANNUAL REPORT 2012

CANADIAN

CORNERSTONE ASSET

Red Lake, our top producer, yielded 507,700 ounces in 2012. The 2013 forecast is for 475,000 to 510,000 ounces. The mine has strong future potential: in 2013, the rich High Grade Zone is being extended at depth, and a newly discovered structure will be explored. Simultaneously, drilling will continue to test and extend the NXT zone, adjacent to the High Grade Zone.

NORTH AMERICAN PRODUCTION REMAINS STRONG

Porcupine’s future has been revitalized with successful exploration and continued progress on a deep underground shaft that will significantly extend the mine’s productive life. Its 2013 forecast is for 270,000 to 280,000 ounces of gold.

Musselwhite mine is expected to produce 250,000 to 260,000 ounces of gold. Its highlight is the Lynx zone of higher-grade ore, which potentially extends the mine’s life for many years, and exploration continues on other high-potential targets.

Marigold is a 66.7% jointly owned asset, an efficient open pit mine that produced 96,300 ounces of gold for Goldcorp. Goldcorp’s share of its expected 2013 production is 95,000 to 100,000 ounces of gold.

Wharf is a mine with a long history and strong community ties. Successful exploration has continued to grow its gold reserves and extend its mining life. For 2013, its forecast is for 55,000 to 60,000 ounces of gold.

PENASQUITO LEADS MEXICAN PRODUCTION

Penasquito is Mexico’s largest mine, producing gold, silver, lead and zinc. Exploration continues to follow up on a large skarn discovery beneath the Penasquito pit. Expected 2013 gold production is in the 360,000 to 400,000 ounce range, and a long-term water plan is well underway to increase throughput.

Los Filos is a solid producer - 340,000 to 350,000 ounces expected in 2013 - with strong potential for significant new reserves in the current open pit and underground operations as well as in the new 4P project.

GROWTH IN CENTRAL

& SOUTH AMERICA

Pueblo Viejo, a 40% owned joint venture in the Dominican Republic, one of the world’s largest gold assets, is now in commercial operation. Goldcorp’s share is estimated to be 330,000 to 435,000 ounces for 2013, eventually reaching the 415,000 to 450,000 ounce range in the first five years.

Marlin, in Guatemala, has produced over one million ounces of gold, with 2013’s output estimated in the 185,000 to 200,000 ounce range. After years of open pit operation, the mine is now an underground operation only. Underground development is in progress toward the bonanza-grade Delmy vein.

Alumbrera, a 37.5% owned joint venture in Argentina, is one of the world’s largest, lowest cost gold and copper operations. Production is declining but is still significant: our share of 2013’s gold production is estimated to be 120,000 to 125,000 ounces.

GOLDCORP INC.

ANNUAL REPORT 2012

DEVELOPMENT PROJECTS

With three projects under active construction, 2013 will be a peak year for our development teams.

At Cerro Negro, this year will bring the project to near completion. Commercial production is expected later in 2014. Since acquiring the project in 2010, we have increased the proven and probable gold mineral reserves by 177%, and this year’s drilling is expected to reap significant rewards along three veins, Mariana Central, Mariana Norte and San Marcos. Further exploration is proceeding on other newly discovered veins.

Q: Can you talk about the five-year production pipeline toward 4.2 million ounces?

George Burns: I have a high degree of confidence in the five-year plan. We’re in good shape to deliver and execute on our production profiles. Looking at the new projects, the next mine coming into production is Cerro Negro. Here, it’s been de-risked from the perspective that we’ve got a lot of the development done. At the beginning of the year we had 40,000 tonnes of ore in surface stockpile and the ore that we’ve mined so far is confirming our assumptions for the ore body.

The next big opportunity is Eleonore. We’ve got the exploration shaft completed and we’re now sinking the production shaft. The construction of the plant has begun. It’s really all about executing that production schedule and getting that mine up and running.

The difference at Goldcorp is that our growth comes from mines that we’re actually building, that we’re going to deploy in the next five years. These aren’t dreams. We’re actually constructing that growth profile as we speak.

Q: What is “Operating for Excellence” about?

George Burns: For me, Operating for Excellence is Goldcorp’s vehicle to becoming best-in-class. Each of our mines is in a different phase. Some are very mature and others are brand new. What we’re trying to develop is a culture, throughout the Company, that allows good ideas to bubble up from the workforce. We have enough capacity that we can incubate and fertilize good ideas and execute on the best opportunities to improve our business. Leading companies find ways to create change and to create opportunities to improve the business, and that is what we intend to do.

GOLDCORP INC. | ANNUAL REPORT 2012

Our Canadian development projects, Eleonore and Cochenour, continue on schedule. At Eleonore, the exploration shaft was completed and the exploration ramp and production shaft are under construction, with drills conducting active exploration in the deeper parts of the ore body. At Cochenour, the five-kilometre underground drift, which will haul ore to the Red Lake mine for processing, was 68% complete by the end of 2012. The drift is also being employed as a platform for further exploration of the resource.

The other major projects in the development pipeline are, like Cochenour, organic extensions of existing operations. At the Camino Rojo project, located in the Penasquito district in Mexico, drilling has identified the potential for a large sulphide milling operation, in addition to the oxide ore deposit.

Overall, we are confident in our people, our strategy, and our portfolio of mines and future assets. Across the Company, the focus is on execution: to deliver results every day, while continuously seeking improvement.

Q: How is the Safe Enough for Our Families program succeeding?

George Burns: Having been with Goldcorp five years now, I’m really proud of creating the culture of making Goldcorp “Safe Enough for Our Families”. We’ve been proactive in safety leadership, in communicating our seven golden safety rules to our workforce. And those proactive leading indicators have resulted in a tremendous decrease in our all-in injury frequency rates. They’ve come down quarter over quarter, year over year, for the last five years, and that’s something we can all be proud of.

That said, we’re putting a renewed emphasis on one critical issue, and that is eliminating fatalities. We’re going to be focusing our communication and training on the high-potential incidents that we have in our Company, and in the industry as a whole, to prevent fatalities in the future. That’s something I’m committed to.

Q: When you look at opportunities ahead for Goldcorp, what gets you excited?

George Burns: We’re in an environment right now where many companies are scaling back. Companies have cancelled projects or slowed down projects. But in the case of Goldcorp, the key projects that are going to deliver growth over the next five years are all fully on track.

So I’d say two things get me excited: the growth at Goldcorp that’s underway, and the excitement of the organization to find ways to improve our existing mines and improve our business and create value. Those things tend to be contagious, and when you have success on a project, and people see that, people want to be part of the next project. It’s always fun to be part of a winning team. Success builds and breeds new success. So I feel fortunate to be in the role I am, and excited about helping lead our organization to some new and exciting opportunities.

IN DEVELOPMENT

2013/2014: Cerro Negro, in Argentina, will be a high-quality, low-cost producer with great potential for additional growth in gold reserves. Our development spending in 2013 will bring the project to near completion. Costs will then drop as production ramps up in 2014 toward an estimated average annual production of 525,000 ounces for the first five years.

2014: Eleonore, in northern Quebec, is on schedule toward robust, low-cost gold production of 600,000 ounces of gold per year, thanks to an improved technical plan.

2015: Cochenour, near Red Lake, Ontario, offers sustained, high-quality gold production, with the benefit of an underground connection that will allow efficient processing using the Red Lake milling operation. Expected production will reach 225,000 to 250,000 ounces per year.

2016: Camino Rojo is an advanced-stage exploration project 50 kilometres from the Penasquito mine. Two operations are contemplated: a highly economical heap leach oxide facility is expected to come on-line in 2016; a sulphide operation is in the feasibility stage. The project area includes the Represa deposit, which contains proven and probable mineral reserves of 1.63 million ounces of gold and 32.07 million ounces of silver.

GOLDCORP INC. | ANNUAL REPORT 2012

>80%

of employees at our operations are from the local community or region.

WE INVEST

in the communities where we are located. We support education, health and economic well-being through financial contributions, community involvement and a deep-rooted desire to leave a legacy of positive benefits everywhere we operate.

COMMUNITY AND SOCIAL RESPONSIBILITY

At Goldcorp, we know our success depends on the strength of the bonds that we establish and maintain with local people, communities, vendors, and local, regional, and federal governments. Social responsibility is at the core of our Company, and is a key factor in every decision that we make.

In recent years, our Corporate Social Responsibility (CSR) team has made significant progress on building a company-wide policy framework for applying the principles of corporate social responsibility in predictable, measurable ways. The objective is to improve the consistency and effectiveness of our activities, while remaining sensitive to the unique aspects of each area’s social, political, economic and cultural environment. Our CSR objective for 2013 and beyond is to apply the policy framework across our organization, and to expand and improve on it as it applies to each individual program or initiative.

Q&A WITH BRENT BERGERON

BRENT BERGERON WAS APPOINTED SENIOR VICE PRESIDENT OF CORPORATE AFFAIRS IN SEPTEMBER 2012. HE IS A MEMBER OF THE EXECUTIVE STEERING COMMITTEE FOR THE RESPONSIBLE GOLD STANDARD INITIATIVE AT THE WORLD GOLD COUNCIL.

BRENT BERGERON

Senior Vice President of Corporate Affairs

Q: You are new in this position. What do you bring to the job, and how does CSR fit within your responsibilities?

Brent Bergeron: I have experience not just in corporate affairs and CSR, but also on the operational side. In terms of overall corporate affairs, we place a lot of importance on what our CSR teams are doing at the corporate level and in the regions. CSR is becoming more strategic to the Company as we focus on integrating CSR with the operational side of our business.

Let me give you an example of the direct impact our CSR policies can have: Windigo Catering is a First Nations owned and operated business. They offer light housekeeping, catering and commissary services near our Musselwhite operation in northern Ontario. We at Goldcorp worked with them to build their capacity.

goldcorp.com/ar2012/

Audio excerpts online

GOLDCORP INC. | ANNUAL REPORT 2012

COMMUNITY AND SOCIAL RESPONSIBILITY

Our overall CSR objectives remain the same: to be a catalyst for positive, lasting contributions to local communities that will last throughout the life of the Goldcorp mine, and long after the mine has closed. We are justifiably proud of the progress we have made, and we look forward to generating sustainable social and economic value for many years to come.

They’re now prospering, and expanding their reach beyond the Musselwhite mine to other areas of the province. They’re an example of how we can help a local company get on their feet, and it’s exciting to watch them grow.

Q: This year, Goldcorp was named to the Dow Jones Sustainability Index. Why?

Brent Bergeron: Being named to the Dow Jones Sustainability Index was a validation from a major organization, one that monitors the sustainability of our operations and activities. Really, it confirmed what we already knew, which is that our processes and our systems are aligned with what our stakeholders expect of us. Getting on the Index demonstrates that we’ve improved our ability to provide stakeholders, such as Dow Jones, with timely, accurate information on what is going on at our operations.

Q: How do mining code reforms in Guatemala affect Goldcorp and the Marlin mine?

Brent Bergeron: The Guatemalan government’s latest proposal will be, we think, very beneficial, not only for Guatemala, but for the industry and the communities. The new mining code lays out the royalty structure and the responsibilities of the Ministry of Health in ensuring environmental standards, and much more. This will create an environment of long-term certainty and clarity for companies like Goldcorp. Our ties with the local communities and key stakeholders continue to improve.

GOLDCORP INC. | ANNUAL REPORT 2012

Q: Discuss Goldcorp’s recent initiatives in greenhouse gas emission reduction.

Brent Bergeron: Goldcorp continuously seeks strategies for improving technologies to reduce greenhouse gas emissions. This year, we completed a major greenhouse gas reduction effort that will benefit all the communities surrounding the Red Lake mine. In partnership with several government organizations, we helped run a natural gas pipeline up to Red Lake. Not only will this replace enormous amounts of diesel fuel at the mine site, but it will make cleaner, more efficient energy, in the form of natural gas, available to local homeowners and businesses.

Goldcorp’s energy strategy includes a five-year plan setting objectives and targets in the following key areas:

15%INCREASE IN ENERGY EFFICIENCY

20% EMISSIONS REDUCTION

5% OF ENERGY FROM RENEWABLES

$5 MILLION FOR HEALTH CARE IN RED LAKE

Goldcorp’s 2012 investment of $5 million for the Red Lake Medical Clinic represents an important partnership with the community. A modern, expanded facility with upgraded equipment will lead to greater access and improved healthcare services for the entire Red Lake area, during the life of mine and beyond.

GOLDCORP CENTRE FOR MENTAL HEALTH

Our $5 million contribution to the Goldcorp Centre for Mental Health, and a new fellowship program to train healthcare specialists in mental health and addiction, will transform the healthcare landscape in Vancouver’s Downtown Eastside. In support of Canada’s poorest postal code, which is nearby Goldcorp’s head offices, the Company has previously donated $15 million to fight homelessness, support education and training, and provide sustainable employment.

GREENER ENERGY AT RED LAKE

In a major sustainability initiative, Goldcorp, in partnership with Union Gas and several government agencies, financed and built a 43-kilometre natural gas pipeline to deliver cleaner, greener natural gas to the remote Red Lake area. Natural gas will replace diesel and other higher polluting energy sources at the mine and in local residences and businesses.

CONALEP’S FIRST GRADUATING CLASS

Our $3 million contribution helped build and equip the CONALEP Technical School, in the Mazapil Municipality near the Peñasquito mine, and we continue to provide support and scholarships. This year we were honoured to have senior executives, including COO George Burns, preside over CONALEP’s first graduation ceremony. We expect every one of the 90 graduates to find employment in the region, some of them at Goldcorp operations.

GOLDCORP INC. | ANNUAL REPORT 2012

CORPORATE GOVERNANCE

At Goldcorp, we strive to earn the confidence and trust of all our stakeholders by maintaining the highest standards of integrity, responsibility and transparency, and by consistently meeting or exceeding industry standards for corporate governance and ethics.

Complete information on the Board is available at www.goldcorp.com/about-Us/Governance

Q&A WITH PETER DEY

AN INDEPENDENT BOARD MEMBER SINCE 2006, PETER DEY IS CHAIRMAN OF PARADIGM CAPITAL.

PETER DEY

Board of Directors

Q: What is the role of Goldcorp’s Board of Directors?

Peter Dey: The principal role of the Board is to recruit and oversee senior management – to recruit competent management, to monitor and oversee management, and to reward management based on performance.

Q: With your extensive corporate experience, can you comment on Goldcorp’s Board?

Peter Dey: I’ve served on a number of Boards of Directors over the years, and this Board is as good as it gets. It has strong leadership, it has a broad range of skills, from people who have built and operated mines, to individuals who have had political experience in remote parts of the world, to people who have been involved in the financial sector and who have worked with companies making important financial decisions.

Q: How do you feel about shareholder activism?

Peter Dey: I think shareholder activism is a constructive dynamic. In many respects, historical weaknesses in governance have resulted from a passive shareholder community. And I think, in general, that the governance of Canadian corporations has improved because of shareholder activism. It’s important to have shareholders who are engaged, and it’s important to have Boards who are engaged with shareholders.

goldcorp.com/ar2012/

Audio excerpts online

22 GOLDCORP INC. ANNUAL REPORT 2012

BOARD COMMITTEES

Each of the Board’s committees is composed of four independent members.

The Audit Committee assists the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Company and the investment community. The external auditors report directly to the Audit Committee.

The Governance and Nominating Committee is responsible for nominating new directors to the Board, and for developing and maintaining governance practices that ensure high standards of corporate governance.

The Sustainability, Environment, Health and Safety Committee reviews and monitors the Company’s sustainable development, environmental and workplace health and safety policies and activities, and may investigate any activity that relates to these issues.

The Compensation Committee assists the Board with the human resources and compensation issues related to establishing and ensuring the continuity of the Company’s executive officers and senior management as well as assessing their performance. They review and establish executive compensation policies and guidelines that are designed to align compensation with the Company’s sustainable profitability and growth.

GOLDCORP INC. ANNUAL REPORT 2012 23

BOARD OF DIRECTORS

IAN W. TELFER
Chairman of the Board,
Director since February 2005
Areas of expertise:
Mergers & Acquisitions;
Finance

DOUGLAS M. HOLTBY[illegible]
Independent Director,
Vice Chairman of the Board and
Lead Director,
President and Chief Executive
Officer of three private
investment companies,
Director since February 2005
Areas of expertise:
Accounting; Consulting
and Private Equity

CHARLES A. JEANNES
President and
Chief Executive Officer,
Director since May 2009
Areas of expertise:
Mergers & Acquisitions;
Mining Exploration Law

JOHN P. BELL[illegible]
Independent Director,
Director since February 2005
Areas of expertise:
Environment, Safety and
Sustainability; Social,
Economic and Foreign Policy

LAWRENCE I. BELL[illegible]
Independent Director,
Director since February 2005
Areas of expertise:
Accounting; Energy;
Environment, Safety and
Sustainability

BEVERLY A. BRISCOE[illegible]
Independent Director,
President of Briscoe
Management Limited,
Director since April 2006
Areas of expertise:
Accounting; Financing

PETER J. DEY[illegible]
Independent Director,
Chairman of
Paradigm Capital Inc.,
Director since June 2006
Areas of expertise:
Financing; Governance;
Mergers & Acquisitions

P. RANDY REIFEL[illegible]
Independent Director,
President of Chesapeake
Gold Corp., Director since
November 2006
Areas of expertise:
Mineral Exploration;
Mergers & Acquisitions

A. DAN ROVIG[illegible]
Independent Director,
Independent Consultant,
Director since November
2006
Areas of expertise:
Mining, Metallurgy and
Exploration; Governance

BLANCA TREVIÑO DE VEGA[illegible]
Independent Director,
Director since February 2012
Areas of expertise:
Information Technology;
Distribution and Logistics

KENNETH F. WILLIAMSON[illegible]
Independent Director,
Independent Consultant,
Director since November 2006
Areas of expertise:
Financing; Mergers &
Acquisitions

24 GOLDCORP INC. | ANNUAL REPORT 2012

BOARD OF DIRECTORS

IAN W. TELFER

[GRAPHIC APPEARS HERE]

DOUGLAS M. HOLTBY(1)(2)

[GRAPHIC APPEARS HERE]

CHARLES A. JEANNES

Chairman of the Board,

Independent Director,

President and

Director since February 2005

Vice Chairman of the Board and

Chief Executive Officer,

Areas of expertise:

Lead Director,

Director since May 2009

Mergers & Acquisitions;

President and Chief Executive

Areas of expertise:

Finance

Officer of three private

Mergers & Acquisitions;

investment companies,

Mining Exploration Law

Director since February 2005

Areas of expertise:

Accounting; Consulting

and Private Equity

JOHN P. BELL(2)(4)

LAWRENCE I. BELL(1)(3)

BEVERLY A. BRISCOE(1)(4)

Independent Director,

Independent Director,

Independent Director,

Director since February 2005

Director since February 2005

President of Briscoe

Areas of expertise:

Areas of expertise:

Management Limited,

Environment, Safety and

Accounting; Energy;

Director since April 2006

Sustainability; Social,

Environment, Safety and

Areas of expertise:

Economic and Foreign Policy

Sustainability

Accounting; Financing

Mr. Bell has announced his

retirement from the Board

effective May 2013.

PETER J. DEY(2)(3)

P. RANDY REIFEL(3)(4)

A. DAN ROVIG(3)(4)

Independent Director,

Independent Director,

Independent Director,

Chairman of

President of Chesapeake

Independent Consultant,

Paradigm Capital Inc.,

Gold Corp., Director since

Director since November

Director since June 2006

November 2006

2006

Areas of expertise:

Areas of expertise:

Areas of expertise:

Financing; Governance;

Mineral Exploration;

Mining, Metallurgy and

Mergers & Acquisitions

Mergers & Acquisitions

Exploration; Governance

BLANCA TREVINO

KENNETH F. WILLIAMSON(1)(2)

DE VEGA(2)(4)

Independent Director,

Independent Director,

Independent Consultant,

(1) Member of the Audit Committee

Director since February 2012

Director since November 2006

(2) Member of the Governance and

Areas of expertise:

Areas of expertise:

Nominating Committee

Information Technology;

Financing; Mergers &

(3) Member of the Compensation Committee

(4) Member of the Sustainability, Environment,

Distribution and Logistics

Acquisitions

Health and Safety Committee

24 GOLDCORP INC. ANNUAL REPORT 2012

(In United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the consolidated financial statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the year ended December 31, 2012 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“GAAP” or “IFRS”), effective as of December 31, 2012. This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States (“US”) dollars unless otherwise noted. References to C$ are to Canadian dollars. This MD&A has been prepared as of February 14, 2013.

2012 HIGHLIGHTS

•	Gold production of 700,400 ounces for the fourth quarter and 2,396,200 ounces for 2012, compared to 687,900 ounces and 2,514,700 ounces, respectively, in 2011.

•

Total cash costs of $360 per ounce for the fourth quarter and $300 per ounce for 2012, compared to $261 and $223 per ounce, respectively, in 2011. On a co-product basis, cash costs were $621 per ounce for the fourth quarter and $638 per gold ounce for 2012, compared to $529 and $534 per gold ounce, respectively, in 2011.(1)

•	All-in sustaining cash costs of $874 per ounce in 2012.(2)

•

Net earnings attributable to shareholders of Goldcorp amounted to $504 million for the fourth quarter ($0.62 per share) and $1,749 million ($2.16 per share) for 2012, compared to net earnings of $405 million ($0.50 per share) and $1,881 million ($2.34 per share), respectively, in 2011. Adjusted net earnings amounted to $465 million ($0.57 per share) for the fourth quarter and $1,642 million ($2.03 per share) for 2012, compared to $531 million ($0.66 per share) and $1,786 million ($2.22 per share), respectively, in 2011.(3)

•

Operating cash flows of $787 million for the fourth quarter and $2,097 million for 2012, compared to $727 million and $2,366 million, respectively, in 2011. Operating cash flows before working capital changes of $721 million ($0.89 per share) for the fourth quarter and $2,408 million ($2.97 per share) for 2012, compared to $831 million ($1.03 per share) and $2,692 million ($3.35 per share), respectively, in 2011.(4)

•	Free cash flows of $68 million for the fourth quarter and $(528) million for 2012, compared to $205 million and $571 million, respectively, in 2011. (5)

•	Dividends paid of $438 million in 2012, compared to $330 million in 2011. On January 7, 2013, the Company announced an 11% increase to the annual dividend approved by the Company’s Board of Directors.

•	On March 28, 2012, the Company announced that the High Pressure Grinding Roll (“HPGR”) supplemental feed system at the Company’s Peñasquito mine in Mexico was commissioned.

•	On April 30, 2012, the Company announced that the Supreme Court of Chile issued a decision suspending the approval of the environmental permit for the El Morro copper-gold project.

•

On June 26, 2012, the Company announced that the statement of claim filed by Barrick Gold Corporation (“Barrick”) in respect of the Company’s acquisition of a 70% ownership in the El Morro project was dismissed by the Ontario Superior Court of Justice.

GOLDCORP  |  25

(In United States dollars, tabular amounts in millions, except where noted)

•

On September 24, 2012, the Company was added to the Dow Jones Sustainability Index North America (“DJSI”). The DJSI evaluates leaders in corporate social responsibility using rigorous indicators in the areas of corporate, economic, environmental and social performance.

•	On January 15, 2013, the Company announced the declaration of commercial production at the Pueblo Viejo mine in the Dominican Republic by Barrick, the mine operator.

(1)	The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product silver, copper, lead and zinc sales revenues from production costs.

Commencing January 1, 2011, total cash costs on a co-product basis are calculated by allocating production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices as compared to realized sales prices. Prior period comparatives have been restated accordingly. The budget metal prices used in the calculation of co-product total cash costs were as follows:

	2012	2011	2010
Gold	$1,600	$1,250	$1,000
Silver	34	20	16
Copper	3.50	3.25	2.75
Lead	0.90	0.90	0.80
Zinc	0.90	0.90	0.80

Using actual realized sales prices, co-product total cash costs would be $631 per gold ounce for the three months ended December 31, 2012 (year ended December 31, 2012 – $647). Refer to page 67 for a reconciliation of total cash costs to reported production costs.

(2)	For 2013, in conjunction with a non-GAAP initiative being undertaken within the gold mining industry, the Company is adopting an “all-in sustaining cash cost” non-GAAP performance measure that the Company believes more fully defines the total costs associated with producing gold, however this performance measure has no standardized meaning. As the measure seeks to reflect the full cost of gold production from current operations, new project capital is not included in the calculation. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a sales basis.

All-in sustaining cash cost	2012
Total cash costs (by-product) (page 67)	$702
Corporate administration	245
Exploration and evaluation costs	55
Reclamation cost accretion	16
Sustaining capital expenditures	1,028

All-in sustaining cash costs	$2,046

Gold sales ounces	2,340,600

All-in sustaining cash costs per gold ounce	$874

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature:

2012
Project capital and other	$1,517
Sustaining capital expenditures	1,028
Capitalized interest	63

Expenditures on mining interests and deposits	$2,608

(3)	Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 69 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.
(4)	Operating cash flows before working capital changes and operating cash flows before working capital changes per share are non-GAAP performance measures which the Company believes provides additional information about the Company’s ability to generate cash flows from its mining operations.
(5)

Free cash flows is a non-GAAP performance measure which the Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s

26  |  GOLDCORP

(In United States dollars, tabular amounts in millions, except where noted)

performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Free cash flows are calculated by deducting expenditures on mining interests, deposits on mining interest expenditures and capitalized interest paid from net cash provided by operating activities. Refer to page 70 for a reconciliation of free cash flows to reported net cash provided by operating activities.

GOLDCORP  |  27

(In United States dollars, tabular amounts in millions, except where noted)

OVERVIEW

Goldcorp is a leading gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.

Goldcorp is one of the world’s fastest growing senior gold producers. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong balance sheet. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged. Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G).

At December 31, 2012, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and the Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Marigold (66.7% interest) and Wharf gold mines in the United States.

The Company’s significant development projects at December 31, 2012 include the Cerro Negro gold project in Argentina; the Éléonore and Cochenour gold projects in Canada; the Pueblo Viejo gold project (40% interest) in the Dominican Republic, which achieved commercial production in January 2013; the El Morro gold/copper project (70% interest) in Chile; the Camino Rojo and Noche Buena gold/silver projects in Mexico; and the Cerro Blanco gold/silver project in Guatemala. The Company also owns a 32.1% equity interest in Primero, a publicly traded company engaged in the production of precious metals with operations (primarily the San Dimas gold/silver mine) in Mexico, and a 39.9% equity interest in Tahoe Resources Inc. (“Tahoe”), a publicly traded company focused on the exploration and development of resource properties, with a principal objective of developing the Escobal silver project in Guatemala.

Unsettled markets continued during 2012 as a result of the sovereign debt crisis in Europe in the first half of the year together with concerns regarding the slow pace of economic recovery in China and the US. The run-up to the elections in France, Greece, China and the United States also weighed on markets. Central bank activity in the US, China and Japan aimed to stimulate economic growth by promising extended periods of low interest rates and use of quantitative easing. As a result, equity markets showed healthy returns over the course of the year and silver and base metal prices were also higher. The outlook for long-term gold prices remains strong supported by factors such as increased physical demand and central bank purchases, continued debasement of international currencies and a stable investment demand with gold as a safe-haven asset class. Gold prices increased year over year although not trading near the $1,920 levels seen in 2011.

The Company realized an average gold price of $1,672 per ounce in 2012, a 6% increase from 2011’s average realized gold price of $1,572 per ounce.

Gold production in 2012 decreased by 5% from 2011 as delayed de-stress activities and seismicity issues early in 2012 resulted in lower grades and 18% lower production at Red Lake, and production at Marlin decreased by 46% due to completion of open pit mining in the fourth quarter of 2011 as anticipated. At Peñasquito, gold production for 2012 increased by 62% as compared to the prior year despite the continued impact of water shortages from lower well field production. Peñasquito continues to bring additional water wells into production within the Cedros Basin in addition to new dewatering wells within the Chile Colorado pit. The additional water wells in 2013 are expected to increase mill throughput to 105,000 tonnes per day compared to 98,800 tonnes per day achieved in the fourth quarter of 2012. A water and tailings study to develop a comprehensive long-term water strategy for the Peñasquito district is underway and is expected to be completed during the first half of 2013.

Production costs increased by 14% from the prior year primarily due to revisions to estimates in reclamation and closure cost obligations at certain of the Company’s inactive and closed sites, higher employee and consumables costs as seen across the industry,

28  |  GOLDCORP

(In United States dollars, tabular amounts in millions, except where noted)

partially offset by lower YMAD net proceeds payments payable by Alumbrera and higher capitalized development related to stripping activities.

The Company realized an average gold price of $1,692 per ounce during the fourth quarter of 2012, comparable to the prior quarter average realized gold price of $1,685 per ounce.

Gold production was 18% higher during the fourth quarter of 2012 as compared to the prior quarter. Completion of the de-stressing program in the third quarter of 2012 and improved access to the High Grade Zone resulted in higher grades and a 39% increase in production at Red Lake. Production at Porcupine also increased 40% as compared to the prior quarter with higher grades and higher tonnage resulting from sequencing in the high grade VAZ zone and ongoing infrastructure improvements. Pueblo Viejo continued to ramp up to commercial production, contributing 43,700 ounces in the fourth quarter of 2012. On January 15, 2013, the Company announced the declaration of commercial production at the Pueblo Viejo mine by Barrick, the mine operator.

Production costs increased by 3% due to an $84 million increase in reclamation and closure costs related to revisions in estimates at the Company’s inactive and closed mines, partially offset by higher capitalized development related to stripping activities and lower export retention taxes payable by Alumbrera due to increased sales in the prior quarter following resumption of shipments in July 2012.

The Cerro Negro project in Argentina remains on track for first gold production in late 2013. Underground ramp development of the Eureka vein has advanced to 2,135 metres of the total 3,900 metres planned. The Eureka stockpile now contains an estimated 40,316 tonnes at an estimated grade of 11.08 grams per tonne gold and 204 grams per tonne silver. Along with Eureka, the Mariana Central and Mariana Norte veins will provide the initial production at Cerro Negro, where work on the production ramps continues to progress on schedule. Ramp development at Mariana Central has reached 475 metres and at Mariana Norte, ramp development has reached 310 metres. Overall Engineering, Procurement and Construction Management (“EPCM”) was 55% complete at the end of 2012. Total estimated Cerro Negro capital expenditures have increased to $1.35 billion (in current dollars) due to significant cost inflation in Argentina, country factors, and overall cost escalation.

At Éléonore, the Company entered into agreements on December 21, 2012 with Hydro-Quebec regarding the joint use of the La Sarcelle road and access to Hydro infrastructures as well as the conditions governing use of the lands surrounding the Opinaca reservoir. Initial capital increased to $1.75 billion, excluding the $346 million spent prior to 2011 (in current dollars) due to additional permits required related to water treatment as well as overall project cost escalation.

The El Morro project in Chile remains suspended pending the resolution by the Chilean environmental permitting authority (the Servicio de Evaluación Ambiental or “SEA”) of certain permitting deficiencies specifically identified by a decision of the Antofogasta Court of Appeals. Other project activities are focused on gathering information to support permit applications for submission following the completion of the administrative process and optimization of the project economics including securing long-term power supply.

Pre-commercial production from the new Pueblo Viejo mine in the Dominican Republic was 43,700 ounces (Goldcorp’s share) for the fourth quarter of 2012, slightly below expectations, while plant commissioning advanced. Proceeds from the sale of these ounces were recorded as an offset to capital. Modifications to one of the four autoclaves were carried out in December 2012 to implement design improvements and allow for higher throughputs, and are being retro-fitted on the remaining three autoclaves in the first half of 2013. The mine achieved commercial production in January 2013.

Certain members of the Dominican Republic (“DR”) Congress, including the President of the Chamber of Deputies, have expressed a desire to amend the Special Lease Agreement (“SLA”) to accelerate and increase the benefits that the DR will derive from the Pueblo Viejo mine. The SLA, which provides for substantial benefits to the DR, including through royalties and taxes, in addition to the other indirect benefits derived by the country such as through employment and purchasing of goods and services, was approved by Congress in 2009 and cannot be unilaterally altered. However, Barrick, as the operator, while reserving its rights under the SLA, has

GOLDCORP  |  29

(In United States dollars, tabular amounts in millions, except where noted)

engaged in a dialogue with representatives of the government, with a view to achieving a mutually acceptable outcome. At this time, the outcome of the dialogue is uncertain, but any amendments to the SLA could impact overall project economics.

During the fourth quarter of 2012, the International Cyanide Management Institute announced that Wharf Mine had been certified as fully compliant with the International Cyanide Management Code.

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(In United States dollars, tabular amounts in millions, except where noted)

CORPORATE DEVELOPMENT ACTIVITIES

During the year ended December 31, 2012:

Primero Shares

On August 7, 2012, the Company received an additional 8,422,460 Primero shares as settlement of the outstanding $30 million principal of the 1-year convertible note receivable from Primero (“Primero Convertible Note”). As a result of the share issuance, the Company’s shareholding increased to 40.9% of the issued and outstanding common shares of Primero. On September 18, 2012, the Company announced that it had entered into an agreement to sell 8,422,460 Primero shares for total proceeds of C$44 million ($45 million). The sale was completed on October 10, 2012 and immediately following completion of the sale the Company’s shareholding decreased to 32.2% of the issued and outstanding common shares of Primero.

Executive Appointments

On February 15, 2012, the Company appointed Ms. Blanca Treviño de Vega, a new independent director, to its Board of Directors. Ms. Treviño currently serves as President and Chief Executive Officer of Softtek, a global provider of process-driven Information Technology solutions based in Monterrey, Mexico and has been instrumental in Mexico’s rise as an emerging power in the field of Information Technology services. As one of the most influential business executives in Latin America, she brings a wealth of talent and global experience to the Company’s Board.

On August 8, 2012, the Company announced that George Burns had been appointed Executive Vice President and Chief Operating Officer (“COO”). George Burns succeeds Steve Reid as COO following five years in key management roles within Goldcorp and has more than thirty years of mining experience. In his most recent position as Senior Vice President, Mexico, he oversaw the next phase of ramp-up at Goldcorp’s Peñasquito operation, as well as the continued growth of the large Los Filos mine. Upon joining Goldcorp in July 2007, he served as Vice President, Canada and U.S., where he led the major infrastructure investment project at the Red Lake mine. He also played a key role in the development of the Éléonore project in Quebec. Prior to joining Goldcorp, he served as Chief Operating Officer at Centerra Gold.

GOLDCORP  |  31

(In United States dollars, tabular amounts in millions, except where noted)

SUMMARIZED ANNUAL FINANCIAL RESULTS (1) (2)

	2012	2011	2010
Revenues (2)	$5,435	$5,362	$3,738
Gold produced (ounces)	2,396,200	2,514,700	2,466,900
Gold sold (ounces) (3)	2,340,600	2,490,200	2,367,800
Silver produced (ounces)	30,470,500	27,824,600	20,211,800
Copper produced (thousands of pounds)	112,200	96,500	116,000
Lead produced (thousands of pounds)	153,700	154,700	97,400
Zinc produced (thousands of pounds)	324,200	286,400	154,500
Average realized gold price (per ounce)	$1,672	$1,572	$1,240
Average London spot gold price (per ounce)	$1,669	$1,572	$1,225
Earnings from operations and associates	$2,170	$2,238	$1,416
Net earnings from continuing operations(1)	$1,749	$1,881	$1,412
Net earnings from discontinued operations, net of tax (1)	$—	$—	$631
Net earnings	$1,749	$1,881	$2,043
Net earnings attributable to shareholders of Goldcorp	$1,749	$1,881	$2,051
Earnings from continuing operations per share
– Basic	$2.16	$2.34	$1.92
– Diluted	$1.95	$2.18	$1.87
Net earnings per share
– Basic	$2.16	$2.34	$2.79
– Diluted	$1.95	$2.18	$2.71
Cash flows from operating activities of continuing operations	$2,097	$2,366	$1,764
Total cash costs – by-product (per gold ounce) (3)	$300	$223	$271
Total cash costs – co-product (per gold ounce) (4)	$638	$534	$447
Dividends paid	$438	$330	$154
Cash and cash equivalents	$918	$1,502	$556
Total assets	$31,212	$29,374	$27,639
Non-current liabilities	$7,108	$7,118	$6,957

(1)	The Company’s interest in Terrane Metals Corp. and the San Dimas mine, which were disposed of on October 20, 2010 and August 6, 2010, respectively, and previously reported as separate operating segments, have been reclassified as discontinued operations for the year ended December 31, 2010.
(2)	Excludes commissioning sales ounces from Peñasquito prior to September 1, 2010 and Pueblo Viejo prior to December 31, 2012, as revenues from sales were credited against capitalized project costs.
(3)	Total cash costs per gold ounce on a by-product basis from continuing operations is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin; by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices and 25% of silver sales revenues for Peñasquito at $3.99 per silver ounce sold to Silver Wheaton Corp. (“Silver Wheaton”) (2011 – $3.93 per silver ounce; 2010 – $3.90 per silver ounce)).
(4)	Commencing January 1, 2011, total cash costs per gold ounce on a co-product basis from continuing operations is calculated by allocating production costs to each co-product (Alumbrera (copper); Marlin (silver); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 26). The Company has restated prior period comparisons of co-product total cash costs accordingly. Using actual realized sales prices, the co-product total cash costs would be $647 per gold ounce for 2012 (2011 – $529 per gold ounce; 2010 – $443 per gold ounce).

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(In United States dollars, tabular amounts in millions, except where noted)

Review of Annual Financial Results

Net earnings attributable to shareholders of Goldcorp for the year ended December 31, 2012 was $1,749 million, or $2.16 per share, compared to $1,881 million, or $2.34 per share, in 2011. Compared to 2011, net earnings attributable to shareholders of Goldcorp were impacted significantly by the following factors:

•

Revenues increased by $73 million primarily due to a $20 million increase in silver revenues and a $32 million increase in lead and zinc revenues, net of refining charges, principally due to higher sales volumes at Peñasquito; and a $28 million increase in copper revenues primarily due to an 11.6 million pound increase in copper sales volume at Alumbrera; partially offset by a $4 million decrease in gold sales revenues;

•

Production costs increased by $295 million, or 14%, primarily due to a $63 million increase in reclamation and closure costs related to revisions in estimates at the Company’s inactive and closed mines and increased consumables and employee costs experienced across the industry, partially offset by higher capitalized development related to stripping activities, a $49 million decrease in YMAD net proceeds payments at Alumbrera and the favourable impact of the weakening of the Mexican peso by 4%;

•	Depreciation and depletion decreased by $19 million, or 3%, due to lower sales volumes;

•

The Company’s share of net earnings of associates increased to $47 million, compared to net losses of associates of $98 million in the prior year, primarily due to a reversal of a $65 million impairment expense recognized in respect of the Company’s investment in Primero which was recorded in the prior year, partially offset by a further impairment of certain power assets in 2012 at Pueblo Viejo of $14 million, net of tax. An impairment expense of $18 million, net of tax, had previously been recognized against these power assets in 2011;

•	Corporate administration expense increased by $16 million due to an increase in corporate activities and higher community and corporate social responsibility contributions;

•

A $4 million net gain on securities arising from disposition of certain of the Company’s available-for-sale securities. A $319 million net gain on securities was recognized in the prior year, principally due to the sale of the Company’s equity interest in Osisko in the first quarter of 2011 ($320 million before tax and $279 million net of tax);

•	A decrease in impairment expense of $16 million recognized on certain of the Company’s equity and marketable securities;

•

A $155 million net gain on derivatives comprised of a $127 million unrealized gain on the conversion feature of the Company’s convertible notes (“the Company’s Notes”), a $40 million net gain on foreign currency, heating oil, copper, lead, zinc and silver contracts; partially offset by a net loss of $11 million on the contract to sell 1.5 million ounces of silver to Silver Wheaton at a fixed price over each of the four years ending August 5, 2014 (the “Silver Wheaton silver contract”) and a $1 million unrealized loss on investments in warrants. An $82 million net gain on derivatives in the prior year was comprised of a $49 million unrealized gain on the conversion feature of the Company’s Notes, a $28 million net gain on the Company’s share purchase warrants which were exercised or expired in 2011, a $14 million net gain on foreign currency, heating oil, copper, lead, zinc and silver contracts; partially offset by a $7 million unrealized loss on investments in warrants and a net loss of $2 million on the Silver Wheaton silver contract;

•

A $12 million gain on disposition of mining interests arising from the sale of the 8,422,460 Primero shares received as settlement of the outstanding $30 million principal of the Primero Convertible Note;

•

Other income of $12 million comprised primarily of $14 million of interest income arising on the $50 million Primero promissory note and Primero Convertible Note (“the Primero Notes”) and the Company’s cash and cash equivalents and a $5 million gain recognized on a mineral interest option payment received on one of the Company’s exploration properties, partially offset by $5 million of foreign exchange losses. Other income of $38 million in 2011 was primarily due to the reversal of withholding tax

GOLDCORP  |  33

(In United States dollars, tabular amounts in millions, except where noted)

provisions at certain of the Company’s operations, interest income of $11 million earned on the Primero Notes and the Company’s cash and cash equivalents, insurance recoveries of $5 million, and $3 million of foreign exchange gains;

•

A higher effective tax rate for the year ended December 31, 2012, after adjusting for non-deductible share-based compensation expense and the impact of foreign exchange on deferred income taxes, compared to the year ended December 31, 2011. This was primarily due to the gain in 2011 on the disposition of the Company’s investment in Osisko being subject to a lower effective tax rate and a higher proportion of earnings in 2011 arising in lower tax rate jurisdictions; and

•

Income tax for the year ended December 31, 2012 was impacted by a $32 million foreign exchange gain on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome Inc. (“Placer Dome”) and Glamis Gold Ltd. (“Glamis”) acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to an $89 million loss for the year ended December 31, 2011.

Adjusted net earnings amounted to $1,642 million, or $2.03 per share (1), for the year ended December 31, 2012, compared to $1,786 million, or $2.22 per share, for the year ended December 31, 2011. Compared to 2011, adjusted net earnings were impacted by higher production costs resulting from increased consumables and employee costs experienced across the industry, partially offset by higher by-product sales revenues due to higher sales volumes.

Total cash costs (by-product) increased $77 per ounce to $300 per gold ounce (2), compared to $223 per gold ounce in 2011. The increase was primarily due to higher production costs, partially offset by higher by-product copper, silver, lead and zinc sales credits.

(1)	Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 69 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(2)	Total cash costs are a non-GAAP performance measure. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a byproduct basis are calculated by deducting by-product copper, silver, lead and zinc sales revenues from production costs. Refer to page 67 for a reconciliation of total cash costs to reported production costs.

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(In United States dollars, tabular amounts in millions, except where noted)

QUARTERLY FINANCIAL REVIEW

			2012
	Q1	Q2	Q3	Q4	Total
Revenues (2)	$1,349	$1,113	$1,538	$1,435	$5,435
Gold produced (ounces)	524,700	578,600	592,500	700,400	2,396,200
Gold sold (ounces) (2)	545,700	532,000	617,800	645,100	2,340,600
Silver produced (ounces)	6,618,500	8,184,100	8,509,300	7,158,600	30,470,500
Copper produced (thousands of pounds)	24,100	31,500	31,200	25,400	112,200
Lead produced (thousands of pounds)	39,200	45,900	39,400	29,200	153,700
Zinc produced (thousands of pounds)	63,800	95,000	98,400	67,000	324,200
Average realized gold price (per ounce)	$1,707	$1,596	$1,685	$1,692	$1,672
Average London spot gold price (per ounce)	$1,691	$1,609	$1,652	$1,722	$1,669
Earnings from operations and associates	$519	$404	$730	$517	$2,170
Net earnings	$479	$268	$498	$504	$1,749
Net earnings attributable to shareholders of Goldcorp	$479	$268	$498	$504	$1,749
Net earnings per share (1)
– Basic	$0.59	$0.33	$0.61	$0.62	$2.16
– Diluted	$0.51	$0.26	$0.61	$0.47	$1.95

Cash flows from operating activities	$322	$554	$434	$787	$2,097
Total cash costs – by-product (per gold ounce) (3)	$251	$370	$220	$360	$300
Total cash costs – co-product (per gold ounce) (4)	$648	$619	$660	$621	$638
Dividends paid	$109	$110	$109	$110	$438
Cash and cash equivalents	$1,394	$1,221	$894	$918	$918
Total assets	$29,751	$29,874	$30,622	$31,212	$31,212
Non-current liabilities	$6,924	$6,945	$7,040	$7,108	$7,108

(1)	Sum of quarterly earnings per share may not equal the total for the year as each quarterly amount is calculated independently of each other.

(2)	Excludes commissioning sales ounces from Pueblo Viejo prior to December 31, 2012, as revenues from sales were credited against capitalized project costs.

(3)	Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin; by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices and 25% of silver sales revenues for Peñasquito at $3.99 per silver ounce sold to Silver Wheaton).

(4)	Total cash costs per gold ounce on a co-product basis is calculated by allocating production costs to each co-product (Alumbrera (copper); Marlin (silver); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 26). The Company has restated prior period comparisons of co-product total cash costs accordingly. Using actual realized sales prices, the co-product total cash costs would be $654, $630, $670, and $631 per gold ounce for the three months ended March 31, June 30, September 30, and December 31, 2012, respectively (year ended December 31, 2012 – $647).

GOLDCORP  |  35

(In United States dollars, tabular amounts in millions, except where noted)

			2011
	Q1	Q2	Q3	Q4	Total
Revenues	$1,216	$1,323	$1,308	$1,515	$5,362
Gold produced (ounces)	637,600	597,100	592,100	687,900	2,514,700
Gold sold (ounces)	627,300	606,400	571,500	685,000	2,490,200
Silver produced (ounces)	6,143,400	6,498,700	6,494,300	8,688,200	27,824,600
Copper produced (thousands of pounds)	21,400	28,000	28,600	18,500	96,500
Lead produced (thousands of pounds)	36,500	38,500	33,600	46,100	154,700
Zinc produced (thousands of pounds)	55,600	66,500	66,400	97,900	286,400
Average realized gold price (per ounce)	$1,394	$1,516	$1,719	$1,663	$1,572
Average London spot gold price (per ounce)	$1,386	$1,506	$1,702	$1,688	$1,572
Earnings from operations and associates	$533	$550	$610	$545	$2,238
Net earnings	$651	$489	$336	$405	$1,881
Net earnings attributable to shareholders of Goldcorp	$651	$489	$336	$405	$1,881
Net earnings per share (1)
– Basic	$0.82	$0.61	$0.42	$0.50	$2.34
– Diluted	$0.81	$0.52	$0.41	$0.39	$2.18
Cash flows from operating activities	$586	$330	$723	$727	$2,366
Total cash costs – by-product (per gold ounce) (2)	$188	$185	$258	$261	$223
Total cash costs – co-product (per gold ounce) (3)	$504	$553	$551	$529	$534
Dividends paid	$75	$82	$82	$91	$330
Cash and cash equivalents	$1,280	$1,378	$1,476	$1,502	$1,502
Total assets	$28,421	$28,905	$29,404	$29,374	$29,374
Non-current liabilities	$7,431	$7,438	$7,603	$7,118	$7,118

(1)	Sum of quarterly earnings per share may not equal the total for the year as each quarterly amount is calculated independently of each other.

(2)	Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin; by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices and 25% of silver sales revenues for Peñasquito at $3.93 per silver ounce sold to Silver Wheaton).

(3)	Total cash costs per gold ounce on a co-product basis is calculated by allocating production costs to each co-product (Alumbrera (copper); Marlin (silver); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 26).

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(In United States dollars, tabular amounts in millions, except where noted)

Review of Quarterly Financial Results – Three months ended December 31, 2012 compared to the three months ended September 30, 2012

Net earnings attributable to shareholders of Goldcorp for the fourth quarter of 2012 were $504 million, or $0.62 per share, compared to $498 million, or $0.61 per share, in the third quarter of 2012. Compared to the prior quarter, net earnings attributable to shareholders of Goldcorp for the three months ended December 31, 2012 were impacted significantly by the following factors:

•

Revenues decreased by $103 million, or 7%, primarily due to an $80 million decrease in silver revenues and a $35 million decrease in lead and zinc revenues, net of treatment and refining charges, principally due to lower sales volumes at Peñasquito; and a $44 million decrease in copper revenues due to an 11 million pound decrease in copper sales volumes at Alumbrera as a result of higher third quarter sales following resumption of delayed copper shipments in July; partially offset by a $50 million increase in gold revenues due to a 4% increase in gold sales volumes;

•

Production costs increased by $21 million, or 3%, due to an $84 million increase in reclamation and closure costs related to revisions in estimates at the Company’s inactive and closed mines, partially offset by higher capitalized development related to stripping activities and lower export retention taxes payable by Alumbrera compared to the prior quarter due to the additional third quarter sales as mentioned previously;

•	Depreciation and depletion decreased by $13 million, or 7%, primarily due to lower by-product sales volumes;

•	A $14 million decrease in exploration costs primarily due to investment tax credits relating to exploration activities at the Company’s Canadian mine sites;

•

The Company’s share of net losses of associates of $16 million primarily comprised of a $14 million, net of tax, additional impairment expense recognised in respect of certain power assets held at Pueblo Viejo. The Company recognized $102 million of net earnings of associates in the prior quarter which was primarily due to a reversal of previously recognized impairment expenses in respect of the Company’s equity interest in Primero and a decrease in net equity losses from the Company’s equity interest in Tahoe of $10 million;

•

A $12 million gain on disposition of mining interests arising from the sale of the 8,422,460 Primero shares received as settlement of the outstanding $30 million principal of the Primero Convertible Note;

•

A $126 million net gain on derivatives comprised of a $113 million unrealized gain on the conversion feature of the Company’s Notes; a $9 million net gain on the Company’s Silver Wheaton silver contract; and a $4 million net gain on foreign currency, heating oil, copper, lead, zinc and silver contracts. A $93 million net loss on derivatives in the third quarter of 2012 was comprised of an $86 million unrealized loss on the conversion feature of the Company’s Notes; a $20 million loss on the Silver Wheaton silver contract; partially offset by a $13 million net gain on foreign currency, heating oil, copper, lead, zinc and silver contracts;

•

A lower effective tax rate in the fourth quarter of 2012, after adjusting for non-deductible share-based compensation expense and the impact of foreign exchange on deferred income taxes, compared to the third quarter of 2012. This is primarily due to the large non-taxable mark-to-market gain on the conversion feature of the Company’s Notes in the fourth quarter compared to a mark-to-market loss in the third quarter; and

•

Income tax for the fourth quarter of 2012 was impacted by a $22 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $52 million gain in the third quarter of 2012.

GOLDCORP  |  37

(In United States dollars, tabular amounts in millions, except where noted)

Adjusted net earnings amounted to $465 million, or $0.57 per share (1), for the three months ended December 31, 2012, compared to $441 million, or $0.54 per share, for the third quarter of 2012. Compared to the prior quarter, adjusted net earnings were primarily impacted by lower production costs due to increased capitalized development relating to stripping activities, principally at Alumbrera and lower export retention taxes payable by Alumbrera partially offset by consolidated lower by-product sales revenues due primarily to lower sales volumes.

Total cash costs (by-product) increased to $360 per gold ounce (2), in the fourth quarter of 2012, as compared to $220 per gold ounce in the prior quarter. The increase in cash costs per ounce was primarily due to lower by-product sales revenues as a result of lower sales volumes, partially offset by lower production costs due to higher capitalized development related to stripping activities and lower export retention taxes payable.

(1)	Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 69 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(2)	Total cash costs are a non-GAAP performance measure. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product copper, silver, lead and zinc sales revenues from production costs. Refer to page 67 for a reconciliation of total cash costs to reported production costs.

38  |  GOLDCORP

(In United States dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS

Years ended December 31

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Earnings (loss) from operations and associates	Total cash costs (per gold ounce) (1)
Red Lake	2012	$852	507,700	508,300	$1,673	$503	$494
	2011	$971	622,000	623,200	$1,554	$636	$360
Porcupine	2012	439	262,800	262,800	1,665	88	772
	2011	434	273,100	273,100	1,587	132	656
Musselwhite	2012	403	239,200	242,200	1,662	161	760
	2011	381	242,600	241,500	1,574	158	725
Peñasquito (1)	2012	1,588	411,300	399,900	1,693	640	(457)
	2011	1,144	254,100	233,400	1,576	376	(847)
Los Filos	2012	565	340,400	339,000	1,663	325	551
	2011	522	336,500	334,900	1,553	302	463
El Sauzal	2012	137	81,800	81,600	1,666	41	696
	2011	160	100,500	100,500	1,583	62	524
Marlin (1)	2012	551	207,300	209,100	1,658	256	(75)
	2011	907	382,400	381,100	1,598	607	(343)
Alumbrera (1)	2012	615	136,600	130,700	1,698	241	(774)
	2011	571	133,500	134,000	1,582	176	(188)
Marigold	2012	160	96,300	96,000	1,666	67	776
	2011	163	102,500	103,700	1,573	61	784
Wharf	2012	125	68,100	71,000	1,658	67	668
	2011	109	67,500	64,800	1,578	58	643
Other (2)	2012	—	44,700	—	—	(219)	—
	2011	—	—	—	—	(330)	—
Total	2012	$5,435	2,396,200	2,340,600	$1,672	$2,170	$300
	2011	$5,362	2,514,700	2,490,200	$1,572	$2,238	$223

(1)	Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $3.99 per silver ounce (2011 – $3.93 per silver ounce) sold to Silver Wheaton).

(2)	Includes corporate activities and Goldcorp’s share of net earnings and losses of associates and includes the Company’s share of gold ounces produced by Pueblo Viejo.

GOLDCORP  |  39

(In United States dollars, tabular amounts in millions, except where noted)

Three months ended December 31

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Earnings (loss) from operations and associates	Total cash costs (per gold ounce) (1)
Red Lake	2012	$292	168,300	170,100	$1,703	$199	$403
	2011	$256	154,000	153,000	$1,664	$171	$374
Porcupine	2012	128	74,100	75,100	1,705	(28)	750
	2011	126	74,700	74,900	1,668	16	593
Musselwhite	2012	109	64,000	63,700	1,707	51	693
	2011	95	56,800	56,900	1,669	40	753
Peñasquito (1)	2012	313	112,900	90,400	1,634	96	17
	2011	297	82,300	67,900	1,607	82	(447)
Los Filos	2012	157	92,800	92,200	1,707	92	572
	2011	139	85,200	83,600	1,661	83	503
El Sauzal	2012	38	21,300	21,900	1,708	9	856
	2011	48	27,500	28,400	1,674	19	535
Marlin (1)	2012	136	49,500	47,300	1,701	60	(182)
	2011	323	130,700	135,000	1,689	227	(337)
Alumbrera (1)	2012	189	31,800	40,600	1,663	84	(894)
	2011	137	23,200	29,100	1,651	14	508
Marigold	2012	48	28,300	28,600	1,697	18	847
	2011	49	27,800	30,200	1,662	20	799
Wharf	2012	25	13,700	15,200	1,709	12	849
	2011	45	25,700	26,000	1,655	29	523
Other (2)	2012	—	43,700	—	—	(76)	—
	2011	—	—	—	—	(156)	—
Total	2012	$1,435	700,400	645,100	$1,692	$517	$360
	2011	$1,515	687,900	685,000	$1,663	$545	$261

(1)	Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $3.99 per silver ounce (2011 – $3.93 per silver ounce) sold to Silver Wheaton).

(2)	Includes corporate activities and Goldcorp’s share of net earnings and losses of associates and includes the Company’s share of gold ounces produced by Pueblo Viejo.

40  |  GOLDCORP

(In United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW

Red Lake gold mines, Canada

Operating Data	Q1	Q2	Q3	Q4	Total 2012	Total 2011
Tonnes of ore milled	220,100	216,000	208,000	214,000	858,100	839,600
Average mill head grade (grams/tonne)	16.32	16.02	19.18	26.67	19.52	23.94
Average recovery rate	96%	96%	96%	96%	96%	97%
Gold (ounces)
– Produced	114,200	104,000	121,200	168,300	507,700	622,000
– Sold	114,800	99,200	124,200	170,100	508,300	623,200
Average realized gold price (per ounce)	$1,692	$1,604	$1,668	$1,703	$1,673	$1,554
Total cash costs (per ounce)	$523	$568	$535	$403	$494	$360

Financial Data
Revenues	$195	$158	$207	$292	$852	$971
Depreciation and depletion	$18	$17	$21	$27	$83	$89
Earnings from operations	$112	$82	$110	$199	$503	$636
Expenditures on mining interests	$61	$72	$68	$80	$281	$268

Completion of the de-stressing program in the third quarter of 2012 resulted in increased flexibility in the High Grade Zone and improved mining rates out of the zone in the second half of the year. Gold production for 2012 of 507,700 ounces was 114,300 ounces, or 18%, less than in 2011 due to an 18% decrease in the average mill head grade, partially offset by 2% higher mill throughput. Lower grades and lower tonnes were realized from the High Grade Zone during the first half of the year as the impact of continued seismic activity slowed the advance of the de-stress work on the 41 and 45 levels and contributed to the operating delays in this zone. Lower grades at Campbell were also encountered due to delays in accessing higher grade stopes. The lower grades in the High Grade Zone and Campbell were partially offset by improved mineralization in the Footwall Zone over the prior year.

Cash costs were $134 per ounce, or 37%, higher than in 2011 due to lower gold production ($82 per ounce) and higher operating costs ($59 per ounce), partially offset by a weaker Canadian dollar ($7 per ounce). The increase in operating costs was attributable to an increase in mining contractors ($17 million) primarily as a result of additional long-hole and definition drilling focused on improving grade predictability, an increase in employee costs ($6 million) and an increase in consumable costs ($7 million).

Gold production for the fourth quarter of 2012 was 47,100 ounces, or 39%, higher than in the third quarter of 2012 due to 39% higher grades and 3% higher mill throughput. With all zones performing better than in the prior quarter, the High Grade Zone tonnage and grades continued to improve by 17% and 33%, respectively, as flexibility in the zone increased with the completion of the de-stress work at the 45 level in the third quarter resulting in an increased number of mine headings becoming available and higher grades.

Cash costs for the fourth quarter of 2012 were $132 per ounce, or 25%, lower than in the prior quarter due to higher gold production ($147 per ounce), partially offset by higher operating costs ($14 per ounce). The increase in operating costs was attributable to higher employee costs ($2 million).

During 2012, ramp development provided new drill platforms that confirmed the extension of the High Grade Zone between the 52 and 57 levels. Successful drilling undertaken during the year resulted in the discovery of the NXT zone adjacent to the High Grade Zone. Five drills will continue to define and extend the zone above and to west of the 54 level, with the objective of identifying the up-plunge extents. Construction is progressing on an exploration drift at the 47 level with expected completion by the end of the first quarter in 2013 that will provide a platform to increase drill density for conversion of resources to reserves. Additional exploration work in the High Grade Zone will focus on a newly-discovered structure at the bottom of the 4699 ramp.

GOLDCORP  |  41

(In United States dollars, tabular amounts in millions, except where noted)

Red Lake gold mine’s proven and probable gold reserves totalled 3.23 million ounces at December 31, 2012, compared to 3.95 million ounces at December 31, 2011. Reserves were not replaced in the High Grade Zone. Drilling during the year focused on resource expansion rather than conversion of existing resources to reserves. This effort was successful with the confirmation of the extension of the High Grade Zone between the 52 and 57 levels and the discovery of the new NXT Zone to the west of the High Grade Zone.

42  |  GOLDCORP

(In United States dollars, tabular amounts in millions, except where noted)

Porcupine mines, Canada

Operating Data	Q1	Q2	Q3	Q4	Total 2012	Total 2011
Tonnes of ore milled	1,017,800	1,023,200	1,037,300	1,084,100	4,162,400	4,110,000
Hoyle Pond underground (tonnes)	62,500	72,300	71,300	100,300	306,400	314,700
Hoyle Pond underground (grams/tonne)	12.14	17.72	8.48	13.53	13.06	13.96
Dome underground (tonnes)	127,800	101,400	110,400	141,100	480,700	457,700
Dome underground (grams/tonne)	5.22	4.75	4.15	3.52	4.38	4.21
Stockpile (tonnes)	827,500	849,500	855,600	842,300	3,374,900	3,337,500
Stockpile (grams/tonne)	0.82	0.81	0.81	0.81	0.81	0.89
Average mill head grade (grams/tonne)	2.07	2.40	1.67	2.35	2.12	2.26
Average recovery rate	92%	95%	93%	93%	93%	91%
Gold (ounces)
– Produced	60,700	74,900	53,100	74,100	262,800	273,100
– Sold	60,500	75,200	52,000	75,100	262,800	273,100
Average realized gold price (per ounce)	$1,696	$1,604	$1,659	$1,705	$1,665	$1,587
Total cash costs (per ounce)	$786	$674	$929	$750	$772	$656

Financial Data
Revenues	$103	$121	$87	$128	$439	$434
Depreciation and depletion	$13	$14	$11	$13	$51	$80
Earnings (loss) from operations (1)	$39	$53	$24	$(28)	$88	$132
Expenditures on mining interests	$22	$27	$29	$33	$111	$92

(1)	Earnings from operations were impacted by a non-cash provision (three months ended December 31, 2012 – $83 million; year ended December 31, 2012 – $83 million; year ended December 31, 2011 – $33 million) related to the revisions in estimates on the reclamation and closure cost obligations for the Porcupine mine’s inactive and closed sites.

Gold production for 2012 was 10,300 ounces, or 4%, less than in 2011 primarily due to 6% lower grades. Porcupine consists of three mining operations, Hoyle Pond, Dome and Stockpile, which feed one processing facility. The Hoyle Pond underground operation experienced 6% lower grades primarily due to sequencing of mining and paste fill in the high grade section of the VAZ zone, resulting in fewer cut and fill stopes available to be mined in the third quarter, and 3% lower tonnage due to hoisting and electrical infrastructure constraints at the beginning of the year mainly caused by the increasing depth of the mine. The Dome underground operation experienced 4% higher than expected grades due to additional small higher grade long-hole stopes in the mining plan combined with 5% higher tonnage due to increased number of available long-hole mining stopes providing improved mine flexibility. Material reclaimed from Stockpile provided 9% lower grades as planned, at similar tonnage to 2011.

Cash costs were $116 per ounce, or 18%, higher than in 2011 due to higher operating costs ($101 per ounce) and lower gold production ($26 per ounce), partially offset by a weaker Canadian dollar ($11 per ounce). The increase in operating costs as compared to the prior year was primarily due to higher employee costs ($9 million) from increased average manpower and labour rates, increased contractor costs ($8 million) due to higher rates and operating development activities, and higher maintenance and consumable costs ($9 million).

Gold production for the fourth quarter of 2012 was 21,000 ounces, or 40%, higher than in the third quarter of 2012 due to 41% higher grades and 5% higher tonnage from increased mill utilization. The Hoyle Pond underground operation experienced 60% higher grades due to sequencing which increased the number of work headings available in the high grade VAZ zone and 41% higher tonnage due to

GOLDCORP  |  43

(In United States dollars, tabular amounts in millions, except where noted)

ongoing infrastructure improvements including hoisting and electrical upgrades and additional flexibility from new long-hole stopes. The Dome underground operation experienced 15% lower grades due to increased development mining and lower grades from long hole stopes. Tonnage was 28% higher due to increased flexibility from the number of long hole stopes. The total material reclaimed from Stockpile was reduced by 2% due to the increase in total underground ore feed to the mill.

Cash costs for the fourth quarter of 2012 were $179 per ounce, or 19%, lower than in the third quarter of 2012 due to higher gold production ($291 per ounce), partially offset by higher operating costs ($109 per ounce) and a stronger Canadian dollar ($3 per ounce). Higher operating costs were attributable to higher maintenance and consumable costs ($6 million) and higher contractor and operational development costs ($2 million).

Underground exploration during 2012 was focused on defining and expanding the bulk TVZ zone as well as expanding current mineralization zones, such as the high grade VAZ and UP Splay zones at Hoyle Pond. Surface exploration continued to focus on exploring the extension of the volcanic and sedimentary belt east of the Hoyle Pond mine.

The Hoyle Pond Deep project is being advanced in order to access both depth extensions of the current ore bodies and newly discovered zones and to enhance operational flexibility and efficiencies throughout the Hoyle Pond operation. The key component of construction involves a new 5.5 metre diameter deep winze (shaft) commencing on the 355 metre level and extending to a total depth of 2,200 metres below surface. During 2012 work focused on the construction, assembly and full commissioning of the sinking plant including the Galloway work stage, sinkers dump and the commissioning of two underground hoisting plants. By the end of 2012, full face shaft sinking had advanced to within 20 metres of the 720 metre level skip dump excavation. Expenditures for 2012 totalled $7 million and $29 million for the fourth quarter and year ended December 31, 2012, respectively.

Work related to the Hollinger open pit project focused on the advancement of haul road construction between the Hollinger site and the Dome mill, with 1 kilometre of construction remaining to be completed. The noise, dust and vibration monitoring systems were successfully installed at the Hollinger site and are active. During the fourth quarter of 2012, the site took delivery of 1 Hitachi excavator and 4 drills and the Timmins City Council unanimously approved the Hollinger Site Development Agreement. The Provincial Ministry of the Environment has requested additional air and noise modeling before approving the project’s Environmental Compliance Approval for Air. Pending receipt of permits, initial production is expected in the first half of 2013.

Porcupine mines contained 4.35 million ounces of proven and probable gold reserves at December 31, 2012 compared to 4.06 million ounces at December 31, 2011. Exploration success during the year combined with a higher gold price assumption resulted in the increase in mineral reserves that more than replaced reserves mined in the year with the addition of 0.29 million ounces. More than half of the ounces added were from existing extensions at the Hoyle Pond underground operation.

44  |  GOLDCORP

(In United States dollars, tabular amounts in millions, except where noted)

Musselwhite mine, Canada

Operating Data	Q1	Q2	Q3	Q4	Total 2012	Total 2011

Tonnes of ore milled	327,400	308,100	339,500	324,600	1,299,600	1,327,300

Average mill head grade (grams/tonne)	5.43	6.00	6.15	6.52	6.03	5.91

Average recovery rate	96%	96%	96%	96%	96%	96%

Gold (ounces)
– Produced	53,200	56,500	65,500	64,000	239,200	242,600
– Sold	55,800	58,100	64,600	63,700	242,200	241,500

Average realized gold price (per ounce)	$1,684	$1,598	$1,655	$1,707	$1,662	$1,574

Total cash costs (per ounce)	$844	$819	$699	$693	$760	$725

Financial Data

Revenues	$94	$93	$107	$109	$403	$381

Depreciation and depletion	$10	$11	$12	$11	$44	$36

Earnings from operations	$31	$32	$47	$51	$161	$158

Expenditures on mining interests	$19	$25	$33	$22	$99	$67

Gold production for 2012 was 3,400 ounces, or 1%, less than in 2011 due to 2% lower throughput, partially offset by 2% higher grades. The increased grades were due to the sequencing of higher grade stopes in the PQ Deeps and Lynx Zone, and more ore sourced from the higher grade Lynx Zone in 2012 as compared to 2011.

Cash costs were $35 per ounce, or 5%, higher than in 2011 due to increased operating costs ($48 per ounce), partially offset by increased gold sales ($2 per ounce) and a weaker Canadian dollar ($11 per ounce). The increase in operating costs for the year was primarily attributable to increased employee costs ($9 million) due to increased manpower and higher wages, higher diesel fuel costs ($2 million) and increased consumable costs ($2 million), partially offset by lower maintenance costs ($1 million).

Gold production at Musselwhite for the fourth quarter of 2012 was 1,500 ounces, or 2%, less than in the third quarter of 2012 due to a decrease in mill throughput of 4%, partially offset by a 6% increase in grades. Grades were higher in the fourth quarter of 2012 due to the sequencing of stopes in the PQ Deeps and Lynx Zones. Mill throughput was lower due to delays resulting from additional stope rehabilitation work, increased handling efforts as a result of oversize material and increased blast preparation.

Cash costs for the fourth quarter of 2012 were $6 per ounce, or 1%, lower than in the prior quarter due to lower operating costs ($16 per ounce), partially offset by lower gold production ($10 per ounce). The lower operating costs were primarily due to lower royalties ($1 million) and lower consumables and maintenance parts ($1 million), partially offset by increased propane costs ($1 million) due to colder temperatures.

Exploration drilling in 2012 continued to focus on the extension of the Lynx Zone, both from the surface and underground, with initial surface and underground exploration of the West Limb area. Underground drilling extended the Lynx Zone mineralization by 175 metres northwards and 50 metres southwards and defined a small intraformational unit in the hanging wall of the surface along the upper portion of the ore body. Surface and underground drilling was completed for the first full drill section on the West Limb target, with the intersection of a number of shear zones and encouraging results.

Musselwhite mine contained 2.29 million ounces of proven and probable gold reserves at December 31, 2012, compared to 2.28 million ounces at December 31, 2011, due to exploration success in the Lynx and PQ Deeps and a higher gold price assumption. Increased reserves were partially offset by revisions to reserves in the PQ Deeps.

GOLDCORP  |  45

(In United States dollars, tabular amounts in millions, except where noted)

Peñasquito mine, Mexico

Operating Data	Q1	Q2	Q3	Q4	Total 2012	Total 2011
Tonnes of ore mined – sulphide	7,159,500	9,607,300	10,395,400	10,362,400	37,524,600	32,431,900
Tonnes of ore mined – oxide	1,065,300	1,703,300	1,068,200	2,117,600	5,954,400	11,126,000
Tonnes of waste removed	32,225,100	30,192,100	28,044,500	31,442,300	121,904,000	111,836,400
Tonnes of material mined	40,449,900	41,502,700	39,508,100	43,922,300	165,383,000	155,394,300
Ratio of waste to ore	3.9	2.7	2.4	2.5	2.8	2.6
Average head grade
Gold (grams/tonne)	0.36	0.48	0.60	0.55	0.50	0.37
Silver (grams/tonne)	24.84	28.31	31.71	24.41	27.41	26.20
Lead	0.31%	0.31%	0.26%	0.23%	0.28%	0.34%
Zinc	0.56%	0.68%	0.70%	0.52%	0.62%	0.64%
Sulphide Ore
Tonnes of ore milled	8,393,100	9,586,800	9,339,800	9,087,200	36,406,900	30,999,200
Average recovery rate
Gold	64%	70%	73%	68%	69%	61%
Silver	75%	79%	79%	76%	77%	74%
Lead	73%	76%	78%	67%	74%	70%
Zinc	72%	78%	80%	76%	77%	76%
Concentrates Produced – Payable Metal Produced
Lead Concentrate (DMT)	35,400	41,600	37,300	30,600	144,900	132,500
Zinc Concentrate (DMT)	58,100	88,000	89,400	62,900	298,400	258,300
Gold (ounces)	56,000	93,400	119,400	99,800	368,600	198,300
Silver (ounces)	4,530,100	6,194,200	6,738,700	4,821,500	22,284,500	17,154,500
Lead (thousands of pounds)	39,200	45,900	39,400	29,200	153,700	154,700
Zinc (thousands of pounds)	63,800	95,000	98,400	67,000	324,200	286,400
Oxide Ore
Tonnes of ore processed	1,065,300	1,703,300	1,068,200	2,117,700	5,954,500	11,126,000
Produced
Gold (ounces)	12,600	10,400	6,600	13,100	42,700	55,800
Silver (ounces)	425,300	376,500	239,700	378,800	1,420,300	1,891,000
Sulphide and Oxide Ores – Payable Metal Produced
Gold (ounces)	68,600	103,800	126,000	112,900	411,300	254,100
Silver (ounces)	4,955,400	6,570,700	6,978,400	5,200,400	23,704,900	19,045,500
Lead (thousands of pounds)	39,200	45,900	39,400	29,200	153,700	154,700
Zinc (thousands of pounds)	63,800	95,000	98,400	67,000	324,200	286,400
Gold Equivalent Ounces (1)	222,500	311,200	338,300	266,500	1,138,500	910,000
Sulphide and Oxide Ores – Payable Metal Sold
Gold (ounces)	87,500	89,300	132,700	90,400	399,900	233,400
Silver (ounces)	7,045,000	5,478,900	7,483,300	4,605,300	24,612,500	17,892,500
Lead (thousands of pounds)	52,400	42,200	41,700	23,600	159,900	142,000
Zinc (thousands of pounds)	75,900	90,800	96,600	73,600	336,900	265,700
Average realized prices
Gold (per ounce)	$1,766	$1,584	$1,758	$1,634	$1,693	$1,576
Silver (per ounce) (2)	$25.43	$23.17	$26.34	$23.38	$24.82	$27.02
Lead (per pound)	$0.96	$0.84	$1.04	$0.96	$0.95	$1.06
Zinc (per pound)	$0.98	$0.84	$0.92	$0.86	$0.90	$0.96
Total Cash Costs – by-product (per ounce of gold) (3)	$(751)	$(425)	$(608)	$17	$(457)	$(847)
Total Cash Costs – co-product (per ounce of gold) (3)	$726	$642	$625	$764	$683	$789

46  |  GOLDCORP

(In United States dollars, tabular amounts in millions, except where noted)

Financial Data and Key Performance Indicators	Q1	Q2	Q3	Q4	Total 2012	Total 2011
Revenues (2)	$419	$337	$519	$313	$1,588	$1,144
Depreciation and depletion	$50	$48	$65	$44	$207	$170
Earnings from operations (2)	$169	$130	$245	$96	$640	$376
Expenditures on mining interests	$72	$71	$48	$68	$259	$170
Mining cost per tonne	$1.70	$1.58	$1.93	$1.78	$1.74	$1.56
Milling cost per tonne	$9.55	$7.70	$7.39	$8.17	$8.16	$8.32
General and administration cost per tonne milled	$1.89	$1.52	$1.90	$2.44	$1.93	$1.92
Off-site cost per tonne sold (lead) (4)	$623	$745	$751	$732	$707	$569
Off-site cost per tonne sold (zinc) (4)	$350	$321	$324	$316	$327	$355

(1)	Gold equivalent ounces are calculated using the following assumptions: $1,200 per ounce for gold; by-product metal prices of $20.00 per ounce silver; $2.75 per pound copper; $0.85 per pound zinc; and $0.80 per pound lead. By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it with the gold price.

(2)	Includes 25% of silver ounces sold to Silver Wheaton at $3.99 per ounce. The remaining 75% of silver ounces are sold at market rates.

(3)	The calculation of total cash costs per ounce of gold is net of by-product silver, lead and zinc sales revenues. If silver, lead and zinc were treated as co-products, average total cash costs at Peñasquito for 2012 would be $683 per ounce of gold, $12.36 per ounce of silver, $0.72 per pound of lead and $0.58 per pound of zinc, respectively. Commencing January 2012, production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 26). The budget silver price for Peñasquito takes into consideration that 25% of silver ounces are sold to Silver Wheaton at $3.99 per ounce with the remaining 75% of silver ounces sold at market rates. Using actual realized sales prices, the co- product average total cash costs would be $719 per ounce of gold, $11.61 per ounce of silver, $0.75 per pound of lead, and $0.58 per pound of zinc for 2012.

(4)	Off-site costs consist primarily of transportation, warehousing, and treatment and refining charges.

Gold production for 2012 of 411,300 ounces was 157,200 ounces, or 62%, higher than in 2011 due to the continued ramp up of the sulphide mill throughput rates to 100,000 tonnes per day combined with higher sulphide ore grades and metallurgical recoveries, partially offset by lower oxide gold production. Higher ore grades and metallurgical recoveries were achieved as mining operations advanced into higher grade ore benches in Phase 3 of the Peñasco pit.

Co-product cash costs for 2012 were $106 per ounce, or 13%, lower than in 2011 due to higher gold production ($488 per ounce) and a weaker Mexican peso ($27 per ounce), partially offset by higher operating costs ($409 per ounce). Higher operating costs resulted primarily from higher prices related to fuel, electricity, explosives and tires, consumption of fuel and tires and higher maintenance contract rates.

Gold production for the fourth quarter of 2012 was 13,100 ounces, or 10%, less than in the third quarter of 2012 due to 3% lower sulphide mill throughput, 7% lower gold ore grades and 7% lower metallurgical recoveries. Lower ore grades and metallurgical recoveries resulted from the completion of higher grade ore benches in the bottom of Phase 3 and commencement of the upper benches of Phase 4A in December 2012 that contains lower-grade ore.

Co-product cash costs for the fourth quarter of 2012 were $139 per ounce, or 22%, higher than in the prior quarter due to lower gold production ($243 per ounce) and a stronger Mexican peso ($7 per ounce), partially offset by lower operating costs ($111 per ounce). Lower operating costs resulted primarily from higher development expenditures related to stripping activities in the prior quarter and lower royalties, partially offset by increased labour costs, higher cyanide consumption rates and prices and programmed plant maintenance in the fourth quarter of 2012.

The provisional pricing impact of lower realized gold, silver, zinc and lead prices during the fourth quarter of 2012 was a negative $20 million, which related to gold ($4 million), silver ($9 million), zinc ($5 million) and lead ($2 million) sales in the third quarter of 2012 that

GOLDCORP  |  47

(In United States dollars, tabular amounts in millions, except where noted)

settled in the fourth quarter of 2012. The provisional pricing impact in the third quarter was a positive $4 million, which related to silver ($3 million) and lead ($1 million).

Peñasquito continues to bring additional water wells into production within the Cedros Basin in addition to new dewatering wells within the Chile Colorado pit. The additional water wells in 2013 are expected to increase mill throughput to 105,000 tonnes per day in 2013 compared to 98,800 tonnes per day achieved in the fourth quarter of 2012. A water and tailings study to develop a comprehensive long-term water strategy for the Peñasquito district is underway and is expected to be completed during the first half of 2013.

The Company continues to focus on activities to further optimize the economics of the operations. Construction of the Waste Rock Overland Conveyor System was completed and pre-commissioning commenced in the fourth quarter of 2012 and will continue into the first quarter of 2013, with ramp-up during the second half of 2013.

Under the interim power supply agreement with a subsidiary of Intergen that commenced in November 1, 2011, Peñasquito received approximately 50 megawatt (“MW”) capacity, or approximately one third of current demand, at discounted prices during 2012. Further cost reductions will be realized when the 200MW gas-fired, combined-cycle San Luis de la Paz power plant comes online in mid-2015. Approximately 90% of the plant’s capacity will be committed to Peñasquito and other Goldcorp Mexican operations. Regulatory and environmental approvals were received in 2012. The project closed financing and initiated construction in December 2012.

The 2012 drilling program ended with a total of 23,276 metres drilled, distributed in 22 holes. The objective of this program is to intersect stockwork zones and deep mantos and skarn type mineralization related with copper mineralization, beneath and adjacent to the current open pit workings. Drilling in the fourth quarter of 2012 totaled 9,287 metres, distributed in 10 holes that have intersected sulphide rich skarn over a vertical width from 200 to 800 metres, starting at a depth of nearly 800 metres. Preliminary results show the sulphide horizons contain copper, lead, zinc, gold and silver.

Peñasquito’s open pit operations contained 15.69 million ounces of proven and probable gold reserves at December 31, 2012 compared to 16.54 million ounces at December 31, 2011, principally due to depletion of 584,000 ounces and increased operating costs which resulted in a downgrade of marginal (low profit) reserves into resources.

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(In United States dollars, tabular amounts in millions, except where noted)

Los Filos mine, Mexico

Operating Data	Q1	Q2	Q3	Q4	Total 2012	Total 2011
Tonnes of ore mined	7,391,100	6,587,200	7,030,400	8,319,900	29,328,600	26,271,800
Tonnes of waste removed	10,368,400	9,069,900	10,564,100	11,170,300	41,172,700	39,663,300
Ratio of waste to ore	1.4	1.4	1.5	1.3	1.4	1.5
Tonnes of ore processed	7,404,300	6,693,300	7,066,600	8,424,800	29,589,000	26,565,800
Average grade processed (grams/tonne)	0.70	0.69	0.65	0.70	0.69	0.74
Average recovery rate (1)	47%	47%	48%	48%	48%	47%
Gold (ounces)
– Produced	82,700	85,200	79,700	92,800	340,400	336,500
– Sold	82,900	84,700	79,200	92,200	339,000	334,900
Average realized gold price (per ounce)	$1,698	$1,597	$1,648	$1,707	$1,663	$1,553
Total cash costs (per ounce)	$521	$535	$575	$572	$551	$463

Financial Data
Revenues	$141	$136	$131	$157	$565	$522
Depreciation and depletion	$11	$14	$14	$11	$50	$58
Earnings from operations	$86	$76	$71	$92	$325	$302
Expenditures on mining interests	$17	$27	$16	$25	$85	$74

(1)	Recovery is reported on a cumulative basis to reflect the cumulative recovery of ore on the leach pad, and does not reflect the true recovery expected over time.

During 2012, Los Filos achieved record production of 340,400 ounces, 1% higher than 2011. Gold production for 2012 was 3,900 ounces, or 1%, more than in 2011 due to the combined effects of 11% higher ore processed and 2% higher recovery, partially offset by 7% lower grades processed.

Cash costs for 2012 were $88 per ounce, or 19%, higher than in 2011 due to higher operating costs ($109 per ounce), partially offset by a slight increase in gold production ($6 per ounce) and a weaker Mexican peso ($15 per ounce). The increase in operating costs was mainly attributable to more ore tonnes processed that required higher reagents consumption ($11 million), diesel and explosives consumption ($6 million), site costs ($4 million) and maintenance spare parts ($3 million).

Gold production for the fourth quarter of 2012 was 13,100 ounces, or 16%, higher than in the third quarter of 2012 due to a 19% increase in tonnage processed and 8% higher grades as the rainy season ended during the quarter.

Cash costs for the fourth quarter of 2012 were $3 per ounce, or 1%, lower than in the third quarter of 2012 due to an increase in gold production ($84 per ounce), partially offset by an increase in operating costs ($75 per ounce) and a stronger Mexican peso ($6 per ounce). The increase in operating costs was primarily attributable to higher employee and contractor costs ($6 million), partially offset by a decrease in tires consumption ($2 million).

The construction of the next expansion phase of the Los Filos heap leach pad facility began during the fourth quarter of 2012 and is expected to be completed late in the second quarter of 2013.

Los Filos mine contained 7.43 million ounces in proven and probable gold reserves at December 31, 2012 compared to 7.75 million ounces at December 31, 2011. The 2012 exploration program ended successfully with an additional 0.5 million ounces in gold reserves confirming the extension of Los Filos pit towards the 4P south area, and El Bermejal pit towards the north. Both pit extensions provide a significant addition of inferred mineral resources to the Los Filos property.

GOLDCORP  |  49

(In United States dollars, tabular amounts in millions, except where noted)

El Sauzal mine, Mexico

Operating Data	Q1	Q2	Q3	Q4	Total 2012	Total 2011
Tonnes of ore mined	576,500	568,600	529,300	595,900	2,270,300	2,109,200
Tonnes of waste removed	2,678,900	2,802,700	2,776,300	2,774,400	11,032,300	4,504,600
Ratio of waste to ore	4.6	4.9	5.2	4.7	4.9	2.1
Tonnes of ore milled	516,300	539,500	464,600	471,900	1,992,300	2,075,900
Average mill head grade (grams/tonne)	1.37	1.44	1.11	1.51	1.36	1.60
Average recovery rate	94%	94%	94%	93%	94%	94%
Gold (ounces)
– Produced	21,400	23,600	15,500	21,300	81,800	100,500
– Sold	20,800	22,100	16,800	21,900	81,600	100,500
Average realized gold price (per ounce)	$1,693	$1,595	$1,670	$1,708	$1,666	$1,583
Total cash costs (per ounce)	$605	$538	$806	$856	$696	$524

Financial Data
Revenues	$35	$36	$28	$38	$137	$160
Depreciation and depletion	$9	$9	$8	$9	$35	$43
Earnings from operations	$13	$13	$6	$9	$41	$62
Expenditures on mining interests	$3	$3	$2	$1	$9	$11

Gold production in 2012 was 18,700 ounces, or 19%, lower than in 2011 as expected, mainly due to 15% lower grades and 4% lower tonnage milled.

Cash costs were $172 per ounce, or 33%, higher than in 2011 primarily due to higher operating costs ($70 per ounce) and lower production ($126 per ounce), partially offset by a weaker Mexican peso ($24 per ounce). The increase in operating costs was primarily due to labour and contractors ($1 million) and other site costs including freight and insurance ($1 million).

Gold production for the fourth quarter of 2012 was 5,800 ounces, or 37%, higher than in the third quarter of 2012 primarily due to 36% higher grades and 2% higher tonnage milled.

Cash costs for the fourth quarter of 2012 were $50 per ounce, or 6%, higher than in the third quarter of 2012 due primarily to higher operating costs ($233 per ounce) and a stronger Mexican peso ($10 per ounce), partially offset by higher gold production ($193 per ounce). The increase in operating costs was primarily attributable to higher employee and contractor costs ($2 million) and fuel and maintenance ($2 million).

El Sauzal mine contained 0.22 million ounces of proven and probable gold reserves at December 31, 2012 compared to 0.26 million ounces at December 31, 2011. Depletion in 2012 was 87,000 ounces.

50  |  GOLDCORP

(In United States dollars, tabular amounts in millions, except where noted)

Marlin mine, Guatemala

Operating Data	Q1	Q2	Q3	Q4	Total 2012	Total 2011

Tonnes of ore milled	477,900	487,600	489,100	481,700	1,936,300	1,685,600

Average mill head grade (grams/tonne)
– Gold	3.49	3.75	3.25	3.27	3.44	7.36
– Silver	118	113	111	122	116	179

Average recovery rate
– Gold	96%	96%	96%	96%	96%	96%
– Silver	90%	91%	91%	92%	91%	91%

Produced (ounces)
– Gold	53,200	56,700	47,900	49,500	207,300	382,400
– Silver	1,663,100	1,613,400	1,523,300	1,780,900	6,580,700	8,779,100
– Gold Equivalent Ounces (1)	80,900	83,600	73,300	79,200	317,000	521,000

Sold (ounces)
– Gold	54,000	58,300	49,500	47,300	209,100	381,100
– Silver	1,669,000	1,660,500	1,567,000	1,707,500	6,604,000	8,748,800

Average realized price (per ounce)
– Gold	$1,684	$1,594	$1,665	$1,701	$1,658	$1,598
– Silver	$32.61	$28.29	$30.49	$32.24	$30.92	$34.06

Total cash costs (per ounce) (2)	$(187)	$20	$40	$(182)	$(75)	$(343)

Financial Data

Revenues	$145	$140	$130	$136	$551	$907

Depreciation and depletion	$21	$25	$26	$28	$100	$129

Earnings from operations	$78	$66	$52	$60	$256	$607

Expenditures on mining interests	$23	$23	$20	$31	$97	$105

(1)	Gold equivalent ounces are calculated using the following assumptions: $1,200 per ounce for gold; by-product metal prices of $20.00 per ounce silver; $2.75 per pound copper; $0.85 per pound zinc; and $0.80 per pound lead. By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it with the gold price.

(2)	The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co- product, average total cash costs at Marlin for 2012 would be $539 per ounce of gold and $11.51 per ounce of silver (2011 – $323 and $5.02, respectively). Commencing January 2012, production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 26). Using actual realized sales prices, the co- product total cash costs would be $566 per ounce of gold and $10.64 per ounce of silver for 2012 (2011 – $297 and $6.14, respectively).

Gold and silver production for 2012 was 175,100 ounces, or 46%, and 2,198,400 ounces, or 25%, respectively, lower than in 2011. In comparison to 2011, tonnes milled were 15% higher due to the increase in plant throughput to optimize production in conjunction with the completion of the filter plant, and head grades for gold and silver were 53% and 35% lower, respectively. The lower grades were consistent with the mine plan that included processing of lower grades from stockpiles following finalization of open pit mining at the end of 2011. The permit for deposition of filtered tailings into the mined out Marlin pit was received in the fourth quarter of 2012 with deposition commencing in December.

Cash costs for 2012 were $268 per ounce, or 78%, higher than in 2011 due to lower gold production ($361 per ounce) and higher operating costs ($104 per ounce), partially offset by higher silver by-product sales credits ($195 per ounce). The increase in operating costs was due to an increase in underground contractors’ costs ($13 million), consumables primarily for underground work ($6 million), royalties and community related expenses due to the increase in the royalty rate to 5% ($3 million), higher power costs due to higher unit prices ($3 million) and increased employee costs ($2 million).

GOLDCORP  |  51

(In United States dollars, tabular amounts in millions, except where noted)

Gold and silver production in fourth quarter of 2012 was 1,600 ounces, or 3%, and 257,600 ounces, or 17%, higher, respectively, than in the third quarter of 2012. The increase in production of gold and silver was due to 1% increase in gold grades and 9% increase in silver grades, partially offset by 2% lower tonnage through the mill. The higher silver grades came from mining in the Delmy area.

Cash costs for the fourth quarter of 2012 were $222 per ounce lower than in the prior quarter due to higher silver by-product sales revenues ($198 per ounce) and lower operating costs ($71 per ounce), partially offset by lower gold sales ($46 per ounce). The decrease in operating costs was primarily attributable to lower contractors’ costs ($2 million).

Marlin mine contained 1.00 million ounces of proven and probable gold reserves at December 31, 2012, compared to 1.25 million ounces at December 31, 2011, due to reserve depletion in the open pit and the increased operational focus on underground mining. Mining depletion was 210,000 ounces.

52  |  GOLDCORP

(In United States dollars, tabular amounts in millions, except where noted)

Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

Operating Data	Q1	Q2	Q3	Q4	Total 2012	Total 2011
Tonnes of ore mined	2,311,700	3,270,300	3,252,900	2,936,600	11,771,500	8,335,300
Tonnes of waste removed	5,394,500	6,233,100	6,853,000	6,126,500	24,607,100	19,575,600
Ratio of waste to ore	2.3	1.9	2.1	2.1	2.1	2.3
Tonnes of ore milled	3,499,900	3,656,500	3,815,200	3,915,500	14,887,100	14,325,400
Average mill head grade
– Gold (grams/tonne)	0.36	0.43	0.45	0.35	0.40	0.42
– Copper	0.39%	0.45%	0.44%	0.34%	0.41%	0.40%
Average recovery rate
– Gold	67%	71%	74%	71%	71%	69%
– Copper	79%	86%	85%	85%	84%	77%
Produced
– Gold (ounces)	27,600	36,700	40,500	31,800	136,600	133,500
– Copper (thousands of pounds)	24,100	31,500	31,200	25,400	112,200	96,500
Sold
– Gold (ounces)	24,700	9,700	55,700	40,600	130,700	134,000
– Copper (thousands of pounds)	21,600	6,800	44,300	33,400	106,100	94,500
Average realized price
– Gold (per ounce)	$1,771	$1,561	$1,715	$1,663	$1,698	$1,582
– Copper (per pound)	$4.25	$2.35	$3.62	$3.47	$3.62	$3.68
Total cash costs (per gold ounce) (1)	$(1,131)	$(207)	$(628)	$(894)	$(774)	$(188)

Financial Data
Revenues	$138	$32	$256	$189	$615	$571
Depreciation and depletion	$18	$9	$25	$21	$73	$60
Earnings from operations	$51	$3	$103	$84	$241	$176
Expenditures for mining interests	$3	$4	$16	$6	$29	$27

(1)	The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If copper were treated as a co-product, total cash costs for 2012 would be $789 per ounce of gold and $1.91 per pound of copper (2011 – $842 and $2.34, respectively). Commencing January 2012, operating costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 26). Using actual realized sales prices, the co-product total cash costs for 2012 would be $798 per ounce of gold and $1.93 per pound for copper (2011 – $905 and $2.25, respectively).

Goldcorp’s share of Alumbrera’s gold and copper production in 2012 was 3,100 ounces, or 2%, and 15.7 million pounds, or 16%, respectively, higher than in 2011. Gold production increased as a consequence of higher ore tonnes milled and recoveries, partially offset by lower head grades. Copper production was higher as a result of increased ore throughput, higher head grades and recoveries. In comparison to 2011, gold head grades were 5% lower as the material processed in 2011 came from the higher gold grade Phase 9 and 10 areas of the pit and copper head grades were 3% higher with improved access to the deeper benches in Phase 10 North containing higher copper grades. Ore milled was 4% higher in 2012 than in 2011 as a result of the improvements in the grinding and pebbles circuit and lower gypsum content.

Cash costs were $586 per ounce lower than in 2011 due to higher by-product sales credits ($408 per ounce), lower YMAD net proceeds payments and royalties ($348 per ounce), partially offset by higher operating costs ($119 per ounce), higher export tax ($12 per ounce) and lower gold sales ($39 per ounce). The increase in operating costs was primarily due to higher employee costs ($5

GOLDCORP  |  53

(In United States dollars, tabular amounts in millions, except where noted)

million), maintenance and parts ($5 million), power ($4 million) and contractors ($4 million), partially offset by higher capitalized development related to stripping activities.

Goldcorp’s share of Alumbrera’s gold and copper production in the fourth quarter of 2012 were 8,700 ounces, or 21%, and 5.8 million pounds, or 19%, respectively, lower than in the third quarter of 2012. Gold production was lower due to 20% lower head grades and 3% lower recoveries. Copper production decreased as a result of 23% lower head grades. Gold and copper head grades in the fourth quarter of 2012 were lower than in the third quarter of 2012 due to the processing of lower grade stockpile material and materials from the lower grade areas in Phase 10.

Cash costs for the fourth quarter of 2012 were $266 per ounce lower than in the third quarter of 2012 due to lower operating costs ($993 per ounce) and lower by-product credits ($37 per ounce), partially offset by lower gold production ($699 per ounce) and lower export taxes and royalties ($65 per ounce). The decrease in operating costs was primarily attributable to higher capitalized development related to stripping activities, lower power costs ($5 million), partially offset by higher employee costs ($3 million).

The feasibility study for the Agua Rica project is in progress and is expected to be complete by the end of the second quarter of 2013.

The provisional pricing impact of lower realized copper prices during the fourth quarter of 2012 was a negative $4 million, or $90 per ounce, of which $4 million, or $83 per ounce, related to copper sales in the third quarter of 2012 that settled in the fourth quarter of 2012.

Goldcorp’s share of Alumbrera mine’s proven and probable gold reserves at December 31, 2012 was 0.93 million ounces, compared to 1.13 million ounces at December 31, 2011, due to depletion from mining. No exploration is currently carried out at Alumbrera.

54  |  GOLDCORP

(In United States dollars, tabular amounts in millions, except where noted)

Marigold mine, United States (Goldcorp’s interest – 66.7%)

Operating Data	Q1	Q2	Q3	Q4	Total 2012	Total 2011
Tonnes of ore mined	1,713,200	1,907,000	1,972,800	2,396,800	7,989,800	8,596,400
Tonnes of waste removed	6,785,400	7,034,400	6,157,000	6,862,500	26,839,300	25,386,400
Ratio of waste to ore	4.0	3.7	3.1	2.9	3.4	3.0
Tonnes of ore processed	1,713,200	1,907,000	1,972,900	2,396,800	7,989,900	8,596,400
Average grade processed (grams/tonne)	0.65	0.43	0.46	0.65	0.55	0.58
Average recovery rate	73%	73%	73%	73%	73%	73%
Gold (ounces)
– Produced	26,500	18,900	22,600	28,300	96,300	102,500
– Sold	26,400	18,000	23,000	28,600	96,000	103,700
Average realized gold price (per ounce)	$1,699	$1,588	$1,650	$1,697	$1,666	$1,573
Total cash costs (per ounce)	$679	$726	$839	$847	$776	$784

Financial Data
Revenues	$45	$29	$38	$48	$160	$163
Depreciation and depletion	$4	$3	$3	$7	$17	$19
Earnings from operations	$22	$13	$14	$18	$67	$61
Expenditures for mining interests	$10	$10	$13	$12	$45	$25

Goldcorp’s share of Marigold’s gold production for 2012 was 6,200 ounces, or 6%, less than in 2011 as a result of a 7% decrease in tonnage placed at 5% lower grades. Recoverable ounces mined and stacked on the heap leach pad during 2012 was 12%, or 13,500 ounces less than in 2011, resulting in lower production. Tonnage and grade decreased as planned due to mining a greater proportion of ore from the higher strip ratio, lower grade Target II pit. Better quality ore mined from the Red Rock and Basalt pits partially offset the impact to production. The stripping campaign continued to focus in the Target II pit where ore will be predominately sourced during 2013.

Cash costs were $8 per ounce, or 1%, less than in 2011 due to lower operating costs ($71 per ounce), partially offset by lower gold production ($63 per ounce). Lower operating costs were attributable to less operational mine development ($6 million) and lower fuel price and consumption ($3 million), and tire costs ($1 million), as a result of favorable hauling conditions, offset by increased consumables costs ($2 million) and higher employee costs ($1 million).

Gold production for the fourth quarter of 2012 was 5,700 ounces, or 25%, more than in the third quarter of 2012 due to 41% higher grades and 21% higher tonnage. As planned, tonnage and grade improved as a result of mining a greater proportion of ore from the lower benches in the Red Rock pit where higher grades and a lower strip ratio were encountered. Placement of Red Rock ore tonnes located higher on Cell 15 and Cell 16 leach pads partially offset the impact of the higher grades and tonnes by increasing the leach recovery time. Gold in leach pad inventory increased in the fourth quarter of 2012 and is expected to be produced in the first quarter of 2013. Total tonnage mined in the fourth quarter of 2012 was 14% higher compared to the prior quarter as a result of improved haul truck availability and reduced haul cycle times attributable to the completion of the Basalt Phase 8 pit where ore and waste hauls were considerably longer.

Cash costs for the fourth quarter of 2012 were $8 per ounce, or 1%, higher than in the third quarter of 2012, due to higher operating costs ($172 per ounce), partially offset by higher gold production ($165 per ounce). Higher operating costs were attributable to increased production taxes and royalties due to higher revenues from higher production, higher realized gold prices and royalty rates ($3 million) and higher employee and fuel costs ($2 million).

GOLDCORP  |  55

(In United States dollars, tabular amounts in millions, except where noted)

Goldcorp’s share of Marigold mine’s proven and probable gold reserves at December 31, 2012 was 3.28 million ounces compared to 2.32 million ounces at December 31, 2011. Exploration activity for 2012 focused on development drilling in the Target II, Target III and Red Dot deposits where positive results added 0.52 million ounces to the reserve after 2012 mine depletion of 0.14 million ounces. Another 0.46 million ounces increase is related to a decrease in cut-off grade associated with a higher gold price assumption.

56  |  GOLDCORP

(In United States dollars, tabular amounts in millions, except where noted)

Wharf mine, United States

Operating Data	Q1	Q2	Q3	Q4	Total 2012	Total 2011
Tonnes of ore mined	716,200	1,300,000	566,100	1,390,700	3,973,000	3,068,800
Tonnes of ore processed	737,900	853,600	842,800	751,200	3,185,500	2,890,500
Average grade processed (grams/tonne)	0.94	0.70	0.72	0.77	0.77	0.90
Average recovery rate	75%	78%	78%	80%	78%	76%
Gold (ounces)
– Produced	16,600	18,300	19,500	13,700	68,100	67,500
– Sold	18,300	17,400	20,100	15,200	71,000	64,800
Average realized gold price (per ounce)	$1,683	$1,593	$1,652	$1,709	$1,658	$1,578
Total cash costs (per ounce)	$663	$602	$595	$849	$668	$643

Financial Data
Revenues	$34	$31	$35	$25	$125	$109
Depreciation and depletion	$1	$1	$1	$—	$3	$3
Earnings from operations	$18	$17	$20	$12	$67	$58
Expenditures for mining interests	$1	$3	$1	$3	$8	$16

Gold production for 2012 was 600 ounces, or 1%, higher than in 2011. In comparison to 2011, 10% more tonnage was processed as a result of the installation of a screen plant resulting in improved crushing efficiencies and 2% higher recoveries due to better than expected draw down of heap leach inventories from ore place on pad 5, partially offset by 14% lower grade ore which was in accordance with the mine plan.

Cash costs for 2012 were $25 per ounce, or 4%, higher than in 2011 due to higher operating costs ($97 per ounce), partially offset by higher gold production ($72 per ounce). Higher operating costs in 2012 were primarily attributable to higher royalties and production taxes ($4 million), increased fuel, tire and consumables ($2 million) and higher contractor costs ($1 million).

Gold production for the fourth quarter of 2012 was 5,800 ounces, or 30%, lower than in the third quarter of 2012. Heap leach pad 4 was relined at the start of the fourth quarter delaying the commencement of the leaching cycle of fresh ore placed on the pad and unplanned maintenance was performed on the screen plant, resulting in fewer tonnes processed during the period. Higher grades and recoveries were as expected in the mining plan.

Cash costs for the fourth quarter of 2012 were $254 per ounce, or 43%, higher than in the third quarter of 2012 due to lower gold production ($220 per ounce) and higher operating costs ($34 per ounce). The higher operating costs were primarily due to higher royalties and production taxes ($1 million).

During the fourth quarter of 2012, The International Cyanide Management Institute announced that Wharf Mine had been certified as fully compliant with the International Cyanide Management Code.

Proven and probable gold reserves at Wharf mine at December 31, 2012 were 0.58 million ounces, compared to 0.70 million ounces at December 31, 2011, due to depletion and modifications to the pit design.

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(In United States dollars, tabular amounts in millions, except where noted)

PROJECTS REVIEW

Cerro Negro Project, Argentina

The Cerro Negro gold project is an advanced-stage, high grade vein system located in the province of Santa Cruz, Argentina. The land position comprises 215 square kilometres with numerous high grade gold and silver veins. As of December 31, 2012, Cerro Negro contained 5.74 million ounces of proven and probable gold reserves as compared to 4.54 million ounces at December 31, 2011 due to a successful exploration program focused on the Mariana Central, Mariana Norte and San Marcos veins. The Cerro Negro project remains on track for first gold production in late 2013 with minimal gold production anticipated for the year. With annual production expected to average 525,000 ounces of gold in its first five full years of production and cash costs expected to average less than $350 per ounce, Cerro Negro is well-positioned as Goldcorp’s next cornerstone gold mine. Total estimated Cerro Negro capital expenditures have increased to $1.35 billion (in current dollars) from $750 million included in the April 2011 feasibility study due to significant cost inflation in Argentina, country factors, and overall cost escalation.

Throughout 2012, activities at Cerro Negro advanced the project in the areas of Infrastructure and Construction, Mine Development, and Exploration. These advancements are aligned with the project development schedule.

The amended Environmental Impact Assessment was approved by Santa Cruz Provincial authorities in December 2011, which allowed for significant advancements in 2012 of the underground development ramps at Eureka, Mariana Central and Mariana Norte as well as key project infrastructure including access roads, plant and the tailings facility. There are numerous local hiring and training programs in progress as a local workforce is sourced and trained. In addition to development advancements, the project also completed the largest annual exploration drilling program to date.

Infrastructure and Construction

Activities are progressing in line with the project development schedule. At year end 2012, EPCM activities are advanced to 55% of the execution plan with detailed engineering progress to 88% of completion.

Key activities and developments in 2012 include:

•	Significant advancement on the plant construction, with excavations completed, anchor bolts installed, large concrete pours for building foundations, base and walls;

•	Grinding mill at site and all other major imported mechanical equipment has been secured and is on-site or en-route;

•

Pedestals for the grinding mill were completed mid-December as planned. The final stages of grinding mill erection are expected to be completed by June 2013, essentially four months in advance of the original execution plan;

•

Expansion of the Eureka camp to accommodate mine development and exploration activities, as well as the Vein Zone construction camp have advanced and now have the capacity to house approximately 2,000 people;

•	The concrete batch and aggregate plants began operations;

•	Construction of the tailings facility commenced with progress ahead of schedule and is expected to be completed three months ahead of schedule; and

•	Construction of the high voltage power line is pending receipt of government approvals, anticipated to be received in early March 2013.

Mine Development

Significant development progress was made on the three underground deposits of Eureka, Mariana Central and Mariana Norte during 2012. Total underground development of 4,981 metres was completed throughout the year in comparison with 3,228 metres in 2011. The majority of development was at the Eureka deposit with 4,182 metres, including 3,671 metres of lateral development and 511

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(In United States dollars, tabular amounts in millions, except where noted)

metres of development in the primary ramp. Both ramps at Mariana Central and Mariana Norte also started in 2012 and contributed 475 metres and 310 metres, respectively, of the overall project development.

For the fourth quarter, total mine development was 1,665 metres which represents a 25% increase compared to development in the prior quarter. Productivity in the Mariana Central and Mariana Norte ramps has improved to match or exceed project development schedules for the quarter. Development rates in these projects will further advance in 2013 as the ramps progress and lateral development of production levels commences. The ramp development at the Eureka deposit also progressed deeper while lateral development in advance of production mining added material to the surface ore stockpile. Initial stope production at Eureka is anticipated to begin in the first half of 2013.

Key activities of mine development in 2012 include:

•

The Eureka deposit ramp advanced 511 metres and has reached a length of 2,135 metres of the approximately 3,900 metres planned. In addition, as the mine prepares for initial production there were 979 metres of development completed of the total 5,232 metres of lateral development;

•	At the end of the fourth quarter, the Eureka stockpile contained an estimated 40,316 tonnes at a grade of 11.08 g/t gold and 204 g/t silver, reconciling well with reserve estimates;

•	The Mariana Central ramp advanced 277 metres in the fourth quarter and has now reached 475 metres of ramp excavated;

•	The Mariana Norte ramp progressed 198 metres in the quarter to the current length of 310 metres; and

•	Further additions to the mining equipment fleet were added in the fourth quarter in line with development needs.

Exploration

A successful and aggressive exploration program at Cerro Negro resulted in total core drilling for the year of 146,112 metres, the highest annual total in the history of the project. Exploration for the year focused on in-fill drilling and expansion of the Mariana Central, Mariana Norte and San Marcos deposits. These efforts have led to extensions in the strike length of all three veins and demonstrated the emergence of adjacent vein systems. District-scale geologic mapping was conducted throughout the fourth quarter in the main Cerro Negro concession area and geological mapping now covers the majority of the area of the main Cerro Negro property.

During the year ended 2012:

•	Total core drilling for 2012 of 146,112 metres, with 3,038 metres in the fourth quarter;

•	Approximately 421 diamond drill holes were drilled in 2012; and

•	All exploration drill holes assay results have been principally complete by the end of the year.

At December 31, 2012, total project expenditures and future commitments are $799 million, excluding exploration, of which $500 million is spent and $299 million is committed. Capital expenditures and capitalized exploration, including deposits on mining interests and net of capitalized interest, for the three months ended December 31, 2012, were $129 million and $5 million, respectively ($401 million and $40 million for the year ended December 31, 2012, respectively).

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(In United States dollars, tabular amounts in millions, except where noted)

Eléonore Project, Canada

The Éléonore project is located in the northeast corner of the Opinaca Reservoir in the James Bay region of Quebec, Canada. The Éléonore deposit is a major gold discovery in a relatively unexplored area in the Province of Quebec, located in the core of what Goldcorp believes to be a promising new gold district in North America. Proven and probable gold reserves at Éléonore at December 31, 2012 were 3.03 million ounces. The mine development plan was not updated following exploration activities that were limited to specific focus areas. Initial capital increased to $1.75 billion (in current dollars) excluding the $346 million spent prior to 2011, due to additional permits required related to water treatment as well as overall project cost escalation. Ongoing work with regard to mine planning and initial development capital is now complete with initial capital estimates confirmed based on the geological information available at this time. First gold production remains on track for late 2014. Forecast average life-of-mine gold production from Éléonore at full production is approximately 600,000 ounces per year.

On December 21, 2012 the Company entered into agreements with Hydro-Quebec regarding the joint use of the La Sarcelle road and access to Hydro infrastructures as well as the conditions governing use of the lands surrounding the Opinaca reservoir. The project team, including contractors, reached 1,100 employees in the fourth quarter of 2012.

Engineering and Construction

Engineering and construction activities progressed significantly during 2012 including designs for the paste backfill plant foundations, industrial water treatment plant, and other infrastructure. Additional geotechnical work for the concentrator area and some test work for paste were also completed. Foundations and steel erection have been initiated at the concentrator area while construction of the tailings management facility continued to progress with 60% of the waste rock management area completed. 60 new rooms of the permanent camp have been completed and the remaining units of the 400 man camp will be delivered in the first quarter of 2013 and will be used to support on-going construction activities. The portable water network has been completed and upgrades were made to the airport taxiway in preparation for increased traffic. EPCM has reached a cumulative progress of approximately 44%.

Another important milestone was reached with the completion of the production shaft hoist room and head frame facilities allowing shaft sinking activities to commence on schedule. Additionally, the 60 kilometre two-lane access road is now usable providing a fully operational road link to the site all year round.

Exploration

A total of 58,174 metres of diamond drilling was completed in 2012 and includes 15,426 metres drilled from both the 650 metre level and the exploration ramp. Surface drilling completed a total of 42,748 metres for the year. Underground exploration drilling from the ramp will accelerate in 2013, enabling further definition drilling of the deep portion of the Roberto deposit to proceed. Currently, four diamond drills are conducting definition and exploration drilling from strategic working platforms in the ramp.

Mine Development

The exploration ramp excavation continued to progress and has now reached over 2,500 metres in length, which corresponds to a vertical depth of 380 metres below surface. During the year, the exploration shaft was sunk to a final depth of 725 metres. The next phase in the exploration shaft will consist of the conversion from sinking mode to designed operating mode and includes the installation of a skip-cage assembly and commissioning of the loading pocket. This work will be completed in the first quarter of 2013 and will allow for mine development from the 650 metre level and diamond drilling activities.

In December the production shaft sinking commenced and on December 16, the first bench was taken. At year end the depth of the shaft had reached 83 metres.

At December 31, 2012, total project expenditures since January 1, 2011, net of investment tax credits, capitalized interest, and including deposits on mining interests, are $818 million, $695 million of which is spent and $123 million of which is committed. Capital expenditures, excluding capitalized interest and investment tax credits, and including deposits on mining interests, during the three months ended December 31, 2012, amounted to $186 million ($479 million – twelve months ended December 31, 2012).

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(In United States dollars, tabular amounts in millions, except where noted)

Cochenour Project, Canada

The Cochenour Project combines the existing workings of the historic Cochenour mine with the Bruce Channel gold discovery. The Cochenour/Bruce Channel deposit is located down dip from the historic Cochenour mine and is a key component of Goldcorp’s consolidation plans in the Red Lake district. A study of the overall project has been completed in the fourth quarter of 2012 that has concluded that the centre of the Bruce Channel ore body is lower than previously expected, necessitating the deepening of the Cochenour shaft by 245 metres. This has resulted in a scope change that is expected to increase the initial capital spend to $540 million in current dollars, excluding the $108 million spent prior to 2011 and move first gold production into the first half of 2015. Following ramp-up to full production, forecast life-of-mine gold production from Cochenour is expected to be between 225,000 – 250,000 ounces per year. As a result of 2012 drilling, inferred resources increased to 3.25 million ounces of gold as compared to 3.21 million ounces of gold at December 31, 2011. For construction and planning purposes, the Company continues to estimate the Cochenour project as a mineable deposit of 5 million gold ounces.

Widening of the old Cochenour shaft continued to advance during the year, with 108 metres slashed in the fourth quarter of 2012 to a total depth of 531 metres. A concrete liner was also placed for a total concrete depth of 517 metres. Seventy-nine shaft steel sets were installed, with seventy-six in the fourth quarter.

Construction of the five-kilometre haulage drift to connect the Cochenour shaft with the Red Lake mine on the 5100 level advanced to 68% completion at the end of 2012 with expected completion by the end of the first quarter of 2014. Completion of the drift and certain development work will enable ore from the Cochenour/Bruce Channel deposit to be hauled directly to the Red Lake mine for processing at the existing mill facilities. The first two kilometre section of track was laid from the Reid shaft station.

Surface drilling, to define the top portion of the Bruce Channel deposit and additional resources at the Cochenour mine, was completed in November. During 2013, exploration drilling from the haulage drift will continue to test the unexplored ground at depth in the heart of the prolific Red Lake gold district. Two drills continue to work in the Cochenour Red Lake Haulage Drift to test the potential of this underexplored area.

At December 31, 2012, total project expenditures since January 1, 2011, excluding investment tax credits, are $225 million, $216 million of which is spent and $9 million of which is committed. Capital expenditures excluding investment tax credits, during the three months ended December 31, 2012 amounted to $24 million ($98 million – year ended December 31, 2012). Total project expenditures have been included in the total expenditures on mining interests in Red Lake, and consist mainly of exploration, construction of surface infrastructure, shaft slashing (widening) and sinking, and development of the Cochenour Red Lake Haulage Drift.

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(In United States dollars, tabular amounts in millions, except where noted)

Pueblo Viejo Project, Dominican Republic (Goldcorp’s interest – 40%)

Pueblo Viejo contains 25.0 million ounces of proven and probable gold reserves at December 31, 2012, where Goldcorp’s interest represents 10.01 million ounces. The project is a partnership with Barrick, the project operator.

Pre-commercial production from the new Pueblo Viejo mine in the DR was 43,700 ounces (Goldcorp’s share) for the fourth quarter of 2012, slightly below expectations, while plant commissioning advanced. Proceeds from the sale of these ounces were recorded as an offset to capital. Modifications to one of the four autoclaves were carried out in December 2012 to implement design improvements and allow for higher throughputs, and are being retro-fitted on the remaining three autoclaves in the first half of 2013. The mine achieved commercial production in January 2013.

Certain members of the DR Congress, including the President of the Chamber of Deputies, have expressed a desire to amend the SLA to accelerate and increase the benefits that the DR will derive from the Pueblo Viejo mine. The SLA, which provides for substantial benefits to the DR, including through royalties and taxes, in addition to the other indirect benefits derived by the country such as through employment and purchasing of goods and services, was approved by Congress in 2009 and cannot be unilaterally altered. However, Barrick, as the operator, while reserving its rights under the SLA, has engaged in a dialogue with representatives of the government, with a view to achieving a mutually acceptable outcome. At this time, the outcome of the dialogue is uncertain, but any amendments to the SLA could impact overall project economics.

For 2013, Goldcorp’s share of production from Pueblo Viejo is anticipated to be 330,000 - 435,000 ounces as the mine ramps up to full capacity, expected in the second half of the year. Goldcorp’s share of average annual gold production in the first full five years of operation is expected to be 415,000 - 450,000 ounces at total cash costs of $300 - $350 per ounce (1). A 215 MW dual fuel power plant at an estimated cost of approximately $120 million (Goldcorp’s share) is anticipated to commence operations in 2013 utilizing heavy fuel oil, but have the ability to subsequently transition to lower cost liquid natural gas.

Cumulative expenditures to date, including accrued management fees, amounted to $1.8 billion, or $1.5 billion net of the $256 million partial return of invested capital.

(1)	Based on gold and West Texas Intermediate oil price assumptions of $1,300/oz and $90/bbl, respectively. Does not include escalation for future inflation.

El Morro Project, Chile

El Morro is an advanced stage, world-class gold/copper project in northern Chile, one of the most attractive mining jurisdictions in the world. El Morro contained 6.73 million ounces (Goldcorp’s share) of proven and probable gold reserves at December 31, 2012, compared to 5.84 million ounces at December 31, 2011, due to a redesign of the ultimate pit based on higher gold and copper prices. Located in the Atacama region of Chile approximately 80 kilometres east of the city of Vallenar and at a 4,000 metre altitude, El Morro comprises a large, 36-square kilometre land package with significant potential for organic growth through further exploration. Two principal zones of gold-copper mineralization have been identified to date – the El Morro and La Fortuna zones – and the Company has identified several additional targets as part of its regional exploration plan. Future exploration efforts will also test the potential bulk-mineable gold and copper production below the bottom of the current pit.

All El Morro project field construction activities remain suspended since April 27, 2012 pending the definition and implementation by the Chilean environmental permitting authority (the SEA) of a community consultation process which corrects certain deficiencies in that process as specifically identified by the Antofogasta Court of Appeals. The Chilean authorities and local communities continue to refine and advance this new consultation process with the Company’s support. Overall project activities are focused on gathering information to support permit applications for submission following the completion of the administrative process and optimization of the project economics including securing long-term power supply.

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(In United States dollars, tabular amounts in millions, except where noted)

On June 26, 2012, the Ontario Superior Court of Justice dismissed the claims of Barrick seeking to declare unlawful and ineffective the transactions announced by Goldcorp and New Gold Inc. (“New Gold”) on January 7, 2010 with respect to the acquisition of the El Morro project in Chile. Goldcorp acquired 70% of the El Morro project from a subsidiary of New Gold, which acquired the El Morro project from Xstrata Copper Chile S.A. (“Xstrata”) pursuant to the exercise of a right of first refusal. The right of first refusal came into effect on October 12, 2009 when Barrick entered into an agreement with Xstrata to acquire Xstrata’s 70% interest in the El Morro project. New Gold owns 30% of the project. Barrick did not appeal the Superior Court’s decision and Goldcorp and Barrick have settled the payment of costs, fully resolving this matter in the third quarter of 2012.

At December 31, 2012, total project expenditures and commitments are $258 million, of which $191 million is spent and $67 million is committed. Capital expenditures, excluding capitalized interest, during the three months ended December 31, 2012 were $28 million ($96 million – twelve months ended December 31, 2012).

Camino Rojo Project, Mexico

The Camino Rojo project is located approximately 50 kilometres southeast of Goldcorp’s Peñasquito mine with a 3,389 square kilometre land position which includes the Represa deposit. At December 31, 2012, Camino Rojo contained 1.63 million ounces of proven and probable reserves. A successful exploration program outlined more oxide and transitional material than previously outlined. Following the completion of a pre-feasibility study some of the mineral resource was reclassified as a mineral reserve based on a highly increased confidence level.

During 2012, a study was completed that contemplates a heap leach facility to process near-surface oxide and transition mineralization. The study demonstrated strong financial returns but does not reflect recent positive exploration results in the sulphide portions of the deposit. Until the sulphide opportunity is more thoroughly understood, development and construction of the heap leach facility will be deferred. Work will continue in 2013 on sulphide zone exploration, permitting and metallurgical testing subject to the execution of a surface rights agreement.

During the fourth quarter of 2012, the drilling program comprised a total of 3,942 metres of RAB-style reverse circulation drilling in 49 holes in regional pediment targets, including 17 holes in the Los Cardos target, 35 km northwest of the Represa deposit. In total, the 2012 drilling program completed 52,665 metres drilled in 240 holes, including 33,069 metres of core drilled in 38 expansion and infill holes in the Represa area and 18,480 metres of RC drilling completed in 197 regional RAB-style holes. An additional five RC condemnation holes were completed for 1,116 metres.

At December 31, 2012, total project expenditures were $38 million. Capital expenditures, excluding capitalized interest, during the three months ended December 31, 2012 amounted to $2 million (year ended December 31, 2012 – $14 million).

Noche Buena Project, Mexico

The Noche Buena project is located approximately 5 kilometres north of the Peñasquito mine. Measured and indicated gold resources at Noche Buena at December 31, 2012 were 0.96 million ounces. The mine plan was not updated following limited exploration activities during the year. The Noche Buena project area totals approximately 24 square kilometres and is immediately adjacent and contiguous with the northern border of the Peñasquito concession block.

The 2012 drilling program ended with a total of 13,609 metres drilled, distributed in 39 holes with focus on high-grade, gold-silver zones and adjacent gold-copper. A total of 1,117 metres were drilled during the fourth quarter of 2012. As the Company continues to focus on prudent management of capital spending, recent results of an internal study have led to the decision that this project will not be a focus for development at this time.

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(In United States dollars, tabular amounts in millions, except where noted)

Cerro Blanco Project, Guatemala

The Cerro Blanco Project is located in southwestern Guatemala and is considered to be a classic hot springs gold deposit with typical bonanza type gold mineralization. At December 31, 2012, Cerro Blanco contained 1.27 million ounces of measured and indicated gold resources. The activities in 2012 were focused on accessing the mineralized zone from underground.

Site-based activities continued to focus on finalization of the project feasibility study which is now expected to be completed in mid-2013. Work is focused on reviewing the geologic model and additional drilling for possible reserves enhancement. A geothermal resource, with the potential to generate geothermal power, is located adjacent to the ore body. A feasibility study for the geothermal power was finished in the third quarter of 2012 and indicates a generation capacity of 7.3MW.

At December 31, 2012, total project expenditures were $145 million. Capital expenditures, including deposits on mining interests, during the three months ended December 31, 2012 amounted to $3 million ($47 million – twelve months ended December 31, 2012).

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(In United States dollars, tabular amounts in millions, except where noted)

EXPENSES

	2012	2011
Exploration and evaluation costs	$55	$61
Share of net (earnings) losses of associates	(47)	98
Corporate administration	245	229

Exploration and evaluation costs in 2012 decreased by $6 million as compared to 2011 primarily due to the recognition of $8 million of investment tax credits at the Company’s Canadian operations.

The Company’s share of net earnings of associates in 2012 was primarily due to the current year reversal of an impairment expense of $65 million recognized in respect of the Company’s investment in Primero in 2011 predominantly as a result of an increase in Primero’s quoted market price which indicated that the impairment no longer existed. This gain was partially offset by a $14 million, net of tax, impairment expense recognized in respect of certain power assets held at Pueblo Viejo. An impairment expense of $18 million, net of tax, had previously been recognized against these power assets in 2011. The Company’s share of net losses of associates during the year ended December 31, 2011 of $98 million was primarily due to the impairment expenses recognized in respect of the Company’s investments in Primero and Pueblo Viejo as mentioned previously.

Included in corporate administration is share-based compensation expense of $82 million (2011 – $100 million) which has decreased due to lower share option grants and cancellations of share options and other share-based payment awards during the year ended December 31, 2012. Excluding share-based compensation, corporate administration expense increased to $163 million as compared to $129 million in 2011 due to increased corporate activities and higher community and corporate social responsibility contributions.

OTHER INCOME (EXPENSES)

	2012	2011
Gains on disposition of securities, net	$4	$319
Impairments on available-for-sale securities	(71)	(87)
Gains on derivatives, net	155	82
Gains on disposition of mining interests, net	12	—
Finance costs	(30)	(23)
Other income (expenses)	12	38

	$82	$329

During the year ended December 31, 2012, the Company recognized a $4 million gain on disposition of certain of the Company’s available-for-sale equity securities. In the prior year, the gain on disposition of securities primarily related to the sale of the Company’s 10.1% interest in Osisko on February 8, 2011, which resulted in a gain on disposition of $320 million ($279 million after tax).

For the year ended December 31, 2012, the Company recognized an impairment expense of $71 million (2011 – $87 million) on certain of the Company’s equity and marketable securities and reclassified the cumulative mark-to-market losses previously recognised in other comprehensive income to net earnings.

The Company recorded a net gain on derivatives of $155 million for the year ended December 31, 2012 (2011 – net gain of $82 million). During the year ended December 31, 2012, the Company recognized a $127 million unrealized gain representing the change in fair value of the conversion feature of the Company’s Notes during the year (2011 – unrealized gain of $49 million). The Company has entered into foreign currency, heating oil, copper, lead, zinc and silver contracts. These contracts meet the definition of derivatives and do not qualify for hedge accounting. As a result, they are marked-to-market at each period end with changes in fair values recorded in earnings. The Company recorded a gain of $40 million on these contracts (2011 – gain of $14 million). The above gains were partially offset by a net loss of $11 million relating to the Silver Wheaton silver contract (2011 – net loss of $2 million) and a $1 million unrealized

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(In United States dollars, tabular amounts in millions, except where noted)

loss on investments in warrants (2011 – unrealized loss of $7 million). During the year ended December 31, 2011, the Company’s 9.2 million outstanding share purchase warrants were exercised or expired and the Company recognized a realized and net total gain of $33 million and $28 million, respectively.

On October 10, 2012, the Company completed the sale of the 8,422,460 shares received from Primero as settlement of the outstanding $30 million principal of the Primero Convertible Note and recognized a $12 million gain on disposition.

During the year ended December 31, 2012, the Company incurred finance costs of $30 million (2011 – $23 million) primarily comprised of accretion of reclamation and closure cost obligations.

The Company recognized other income of $12 million in 2012 comprised primarily of $14 million of interest income arising on the Primero Notes and the Company’s cash and cash equivalents and a $5 million gain recognized on a mineral interest option payment received on one of the Company’s exploration properties, partially offset by $5 million of foreign exchange losses. Other income of $38 million in 2011 was primarily due to the reversal of withholding tax provisions at certain of the Company’s operations, interest income of $11 million earned on the Primero Notes and the Company’s cash and cash equivalents, insurance recoveries of $5 million and $3 million of foreign exchange gains.

INCOME TAXES

Income and mining taxes for the year ended December 31, 2012 amounted to $503 million, approximately 23% of earnings before taxes, after adjusting for the impact of foreign exchange on deferred taxes, and share-based compensation expenses which are not deductible (2011 – $686 million, or 22%).

The marginally higher effective tax rate in 2012, as compared to 2011, is primarily due to the gain in 2011 on the disposition of the Company’s investment in Osisko being subject to a lower effective tax rate and a higher proportion of earnings in 2011 arising in lower tax rate jurisdictions. These impacts were partially offset by a significant portion of the 2011 impairment expense in respect of certain of the Company’s equity and marketable securities not being tax effected due to uncertainty related to the ability to utilize these unrealized capital losses in the future and the increase in Quebec Mining Duties rate from 12% to 16%. The 2012 effective tax rate was beneficially impacted by the large non-taxable mark-to-market gain on the conversion feature of the Company’s Notes, the settlement of certain past tax positions and the non-taxable reversal of the impairment of the Company’s investment in Primero.

Income taxes for the year ended December 31, 2012 included a $32 million foreign exchange gain on the translation of deferred income tax assets and liabilities primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to an $89 million foreign exchange loss in 2011.

NON-CONTROLLING INTERESTS

On February 16, 2010, the Company acquired a 70% interest in Sociedad Contractual Minera El Morro, the owner of the El Morro gold/copper project in Chile, which resulted in a 30% non-controlling interest in the amount of $213 million. During the year ended December 31, 2012, the non-controlling interests share of El Morro’s net earnings was $nil million (2011 – $nil million).

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(In United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE CALCULATION

The Company has included non-GAAP performance measure – total cash costs, by-product and co-product, per gold ounce – throughout this document. In addition to conventional measures, the Company uses this performance measure to monitor its operating cash costs internally and believes this measure provides investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product revenues on the Company’s cost structure. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard.

By-product cash costs incorporates all production costs, adjusted for changes in estimates at the Company’s inactive and closed mines which are non-cash in nature, and includes by-product credits and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses on the Company’s commodity and foreign currency contracts which the Company enters into to mitigate the Company’s exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates which may impact the Company’s operating costs.

The following table provides a reconciliation of total cash costs (by-product) per ounce to the consolidated financial statements for the years ended December 31:

	2012	2011

Production costs per consolidated financial statements (1)	$2,337	$2,042

Non-cash reclamation and closure cost obligations	(84)	(21)

Treatment and refining charges on concentrate sales	178	132

By-product silver, copper, lead and zinc sales	(1,700)	(1,580)

Realized gains on foreign currency, heating oil, copper, lead, zinc and silver contracts and foreign exchange	(20)	(17)

Other adjustments	(9)	—

Total cash costs (by-product)	702	556

Divided by ounces of gold sold	2,340,600	2,490,200

Total cash costs (by-product) per gold ounce (2)	$300	$223

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(In United States dollars, tabular amounts in millions, except where noted)

Three months ended	December 31 2012	September 30 2012	December 31 2011

Production costs per consolidated financial statements (1)	$667	$646	$619

Non-cash reclamation and closure cost obligations	(84)	—	(51)

Treatment and refining charges on concentrate sales	35	54	37

By-product silver, copper, lead and zinc sales	(379)	(551)	(414)

Realized gains on foreign currency, heating oil, copper, lead, zinc and silver contracts and foreign exchange	(4)	(7)	(12)

Other adjustments	(3)	(6)

Total cash costs (by-product)	232	136	179

Divided by ounces of gold sold	645,100	617,800	685,000

Total cash costs (by-product) per gold ounce (3)	$360	$220	$261

(1)	$30 million and $125 million in royalties are included in production costs per the consolidated financial statements for the three months and year ended December 31, 2012, respectively (year ended December 31, 2011 – $153 million; three months ended September 30, 2012 – $33 million; three months ended December 31, 2011 – $52 million)).

(2)	If silver, lead and zinc for Peñasquito, silver for Marlin and copper for Alumbrera were treated as co-products, total cash costs for 2012 would be $638 per ounce of gold (2011 – $534 per ounce of gold).

(3)	If silver, lead and zinc for Peñasquito, silver for Marlin and copper for Alumbrera were treated as co-products, total cash costs for the three months ended December 31, 2012 would be $621 per ounce of gold (three months ended September 30, 2012 – $660 per ounce of gold; three months ended December 31, 2011 – $529 per ounce of gold).

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(In United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ADJUSTED NET EARNINGS

The Company has included non-GAAP performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax as well as significant non-cash, non-recurring items. The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the years ended December 31:

	2012	2011

Net earnings attributable to shareholders of Goldcorp per consolidated financial statements	$1,749	$1,881

Revisions in estimates and liabilities incurred on reclamation and closure cost obligations, net of tax	60	15

Share of net (earnings) losses of associates, net of tax	(47)	97

Impairments of available-for-sale securities, net of tax	63	76

Gains on disposition of securities, net of tax	(3)	(278)

Gains on derivatives, net of tax	(135)	(68)

Gains on dispositions of mining interests, net of tax	(12)	—

Unrealized (gains) losses on foreign exchange translation of deferred income tax assets and liabilities	(32)	89

Withholding tax recovery	(1)	(25)

Other	—	(1)

Total adjusted net earnings	$1,642	$1,786

Weighted average shares outstanding (000’s)	810,409	804,467

Adjusted net earnings per share	$2.03	$2.22

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(In United States dollars, tabular amounts in millions, except where noted)

Three months ended	December 31 2012	September 30 2012	December 31 2011

Net earnings attributable to shareholders of Goldcorp per consolidated financial statements	$504	$498	$405

Revisions in estimates and liabilities incurred on reclamation and closure costs, net of tax	60	—	36

Share of net losses (earnings) of associates, net of tax	16	(102)	86

Impairments of available-for-sale securities, net of tax	2	6	75

(Gains) losses on disposition of securities, net of tax	(2)	(1)	1

(Gains) losses on derivatives, net of tax	(122)	100	(76)

Gains on disposition of mining interests, net of tax	(12)	—	—

Unrealized losses (gains) on foreign exchange translation of deferred income tax assets and liabilities	22	(52)	29

Impairment reversal of Primero 1-year convertible note	—	(8)	—

Withholding tax recovery	(1)	—	(25)

Other	(2)	—	—

Total adjusted net earnings	$465	$441	$531

Weighted average shares outstanding (000’s)	811,394	810,696	809,829

Adjusted net earnings per share	$0.57	$0.54	$0.66

NON-GAAP MEASURE – FREE CASH FLOWS

The Company has included non-GAAP performance measure, free cash flows, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or use of available cash. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of free cash flows to net cash provided by operating activities per the consolidated financial statements for the years ended December 31:

	2012	2011

Net cash provided by operating activities	$2,097	$2,366

Expenditures on mining interests	(2,333)	(1,677)

Deposits on mining interests expenditures	(275)	(101)

Interest paid	(17)	(17)

Free cash flows	$(528)	$571

Three months ended	December 31 2012	September 30 2012	December 31 2011

Net cash provided by operating activities	$787	$434	$727

Expenditures on mining interests	(636)	(573)	(460)

Deposits on mining interests expenditures	(83)	(96)	(62)

Interest paid	—	(8)	—

Free cash flows	$68	$(243)	$205

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(In United States dollars, tabular amounts in millions, except where noted)

COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments:

	At December 31 2012					At December 31 2011
	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total	Total

Accounts payable and accrued liabilities (1)	$879	$—	$—	$—	$879	$612

Current and non-current derivative liabilities	68	23	—	—	91	123

Debt re-payments (principal portion)	—	863	—	—	863	863

Interest payments on convertible senior notes	17	17	—	—	34	52

Capital expenditure commitments	743	21	—	—	764	765

Reclamation and closure cost obligations	18	45	45	2,705	2,813	1,354

Minimum rental and lease payments	12	12	3	22	49	11

Other	55	7	4	64	130	72

	$1,792	$988	$52	$2,791	$5,623	$3,852

(1)	Excludes accrued interest on convertible senior notes which is disclosed separately in the above table.

At December 31, 2012, the Company had letters of credit outstanding and secured deposits in the amount of $427 million (December 31, 2011 – $308 million).

In addition, certain of the mining properties in which the Company has interests are subject to royalty arrangements based on their net smelter returns (“NSRs”), modified NSRs, net profits interest (“NPI”) and/or net earnings. Royalties are expensed at the time of sale of gold and other metals. For the year ended December 31, 2012, royalties included in production costs amounted to $125 million (2011 – $153 million). At December 31, 2012, the significant royalty arrangements of the Company were as follows:

Producing mining properties:
Musselwhite	1 – 5% of NPI
Peñasquito	2% of NSR
Marlin (1)	5% of NSR
Alumbrera	3% of modified NSR plus 20%
YMAD royalty
5 – 10% of NSR
Marigold
Development projects:
Éléonore	2.2 – 3.5% of NSR
Cerro Blanco (1)	4% of NSR
Cerro Negro	3 – 4% of modified NSR
and 1% of net earnings
El Morro	2% of NSR
Pueblo Viejo	3.2% of NSR; 0 – 28.8% NPI

(1)	On January 26, 2012, the Government of Guatemala and the Guatemalan Chamber of Industry publicly announced an agreement to voluntarily increase the royalties paid on the production of precious metals in Guatemala from 1% to 4% of gross revenue. In addition to this increase, Marlin has agreed to pay an additional 1% voluntary royalty.

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(In United States dollars, tabular amounts in millions, except where noted)

FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks to which it is exposed in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures:

(i)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents, money market investments, derivative assets and other receivables. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables at December 31, 2012 is considered to be negligible. The Company invests its cash and cash equivalents and money market investments in highly-rated corporations and government issuances in accordance with its short-term investment policy and the credit risk associated with its investments is considered to be low. Foreign currency, heating oil and commodity contracts are entered into with large international financial institutions with strong credit ratings.

The Company’s maximum exposure to credit risk is as follows:

	At December 31 2012	At December 31 2011
Cash and cash equivalents	$918	$1,502
Accounts receivable	713	473
Other receivables	45	—
Money market investments	—	272
Current and non-current derivative assets	42	21
Current and non-current notes receivable	42	82
Accrued interest receivable	—	5

	$1,760	$2,355

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and money market investments.

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(In United States dollars, tabular amounts in millions, except where noted)

During the year ended December 31, 2012, the Company generated cash flows from operations of $2,097 million (2011 – $2,366 million). At December 31, 2012, Goldcorp held cash and cash equivalents of $918 million (December 31, 2011 – $1,502 million), of which $161 million (December 31, 2011 – $44 million) is held by the Company’s joint ventures and which is not available for use by the Company. At December 31, 2012, the Company had working capital of $1,127 million (excluding working capital of the Company’s joint ventures) (December 31, 2011 – $2,131 million) which the Company defines as current assets less current liabilities.

On November 23, 2011, the Company entered into a $2 billion 5-year senior revolving credit facility with a syndicate of 15 lenders. This unsecured floating rate credit facility replaced the Company’s 2007 $1.5 billion revolving credit facility. Amounts drawn incur interest at LIBOR plus 0.875% to 1.750% per annum and undrawn amounts are subject to a 0.08% to 0.30% per annum commitment fee; both fees are dependent on the Company’s debt ratings. All amounts drawn are required to be refinanced or repaid by November 23, 2016. The revolving credit facility was not used during 2012.

In April 2010, Barrick, the project operator, and Goldcorp finalized the terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo ($414 million – Goldcorp’s share). The lending syndicate is comprised of international financial institutions including two export credit agencies and a syndicate of commercial banks. The financing amount is divided into three tranches consisting of $375 million, $400 million and $260 million with terms of fifteen years, fifteen years and twelve years, respectively. The $375 million tranche bears a fixed coupon rate of 4.02% for the entire fifteen years. The $400 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 5.10% (inclusive of a political risk insurance premium) for years thirteen to fifteen. The $260 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 4.85% (inclusive of political risk insurance premium) for years eleven and twelve. Barrick and Goldcorp have each provided a guarantee for their proportionate share of the loan. The guarantees will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to a carve-out for certain political risk events. At December 31, 2012, there was a total $940 million drawn against the credit facility (Goldcorp’s share – $376 million).

On December 18, 2012, the Company entered into a 1-year $469 million Argentine peso ($100 million) credit facility with a third party in Argentina. This credit facility will be used to fund construction at the Company’s Cerro Negro project. The facility bears interest at Badlar, the average interest rate paid on short-term deposits over $1 million Argentine pesos, plus a floating margin based on 75% of the differential between the general lending rate and the deposit rate set by the Standard Bank Argentina S.A. At December 31, 2012, the Company had drawn $45 million against the credit facility.

In the opinion of management, the working capital at December 31, 2012, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for 2013 is $2.8 billion, 40% of which relate to operations and the remaining 60% to projects (Cerro Negro, Éléonore, Cochenour, El Morro, Camino Rojo and Pueblo Viejo).

At December 31, 2012, the Company’s committed capital expenditures payable over the next twelve months amounted to $743 million (December 31, 2011 – $765 million) including $292 million relating to the Cerro Negro Project, $123 million relating to the Éléonore project, $67 million relating to the El Morro project, and $88 million representing the Company’s share of committed capital expenditures of its associates.

For the periods beyond 2013, the Company’s cash flows from operations and available funding under the Company’s loan facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake, Pueblo Viejo and Cerro Negro.

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(In United States dollars, tabular amounts in millions, except where noted)

(iii)	Market risk

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver, copper, lead and zinc are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentinean pesos, Guatemalan quetzals and Chilean pesos. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver, copper, lead and zinc production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in non-US dollar currencies which are subject to currency risk. Accounts receivable and other current and non-current assets denominated in non-US dollars relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. The Company is further exposed to currency risk through non-monetary assets and liabilities of entities whose taxable profit or tax loss is denominated in a non-US dollar currency. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense. At December 31, 2012, the Company had $5.5 billion of deferred income tax liabilities, of which $5.1 billion arose primarily from the acquisitions of Placer Dome’s assets and Glamis in 2006, and Camino Rojo and Cerro Negro in 2010 and which are denominated in currencies other than the US dollar.

The Company is exposed to currency risk through the following financial assets and liabilities and deferred income tax liabilities denominated in currencies other than US dollars:

At December 31, 2012	Cash and cash equivalents	Accounts receivable and other current and non-current assets	Income taxes receivable (payable), current and non-current	Accounts payable and accrued liabilities and non-current liabilities	Deferred income tax liabilities
Canadian dollar	$13	$105	$(88)	$(351)	$(880)
Mexican peso	57	140	(46)	(86)	(2,849)
Argentinean peso	168	117	(51)	(167)	(1,319)
Guatemalan quetzal	—	11	(2)	(38)	(18)
Chilean peso	1	10	—	(9)	—

	$239	$383	$(187)	$(651)	$(5,066)

At December 31, 2011

Canadian dollar	$22	$58	$(116)	$(238)	$(852)

Mexican peso	20	58	(13)	(86)	(2,927)

Argentinean peso	20	55	(17)	(25)	(1,304)

Guatemalan quetzal	5	14	(3)	(27)	(21)

Chilean peso	1	3	—	(16)	—

	$68	$188	$(149)	$(392)	$(5,104)

During the year ended December 31, 2012, the Company recognized a loss of $5 million on foreign exchange (2011 – gain of $3 million). Based on the above net exposures, excluding income taxes receivable (payable), current and non-current and deferred income tax liabilities at December 31, 2012, a 10% depreciation or appreciation of the above currencies against the US dollar would result in an approximate $2 million increase or decrease in the Company’s after-tax net earnings, respectively.

During the year ended December 31, 2012, the Company recognized a net foreign exchange gain of $33 million in income tax expense on income taxes receivable/(payable) and deferred taxes (2011 – net loss of $84 million). Based on the above net exposures relating to

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(In United States dollars, tabular amounts in millions, except where noted)

income taxes at December 31, 2012, a 10% depreciation or appreciation of the above currencies against the US dollar would result in an approximate $116 million decrease or increase in the Company’s after-tax net earnings, respectively.

During the year ended December 31, 2012 and in accordance with its Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms.

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings, its share of the Pueblo Viejo project financing, cash and cash equivalents, money market investments, certain short-term credit facilities and interest-bearing receivables. At December 31, 2012, the Company’s revolving credit facility is subject to a floating interest rate. In addition, the Primero 5-year Promissory Note is exposed to interest rate risk as a result of the fixed interest rate earned. The Company monitors its exposure to interest rates and is comfortable with its exposures given the relatively low short-term US dollar rates. The weighted average interest rate paid by the Company during the year ended December 31, 2012 on its revolving credit facility was nil% (2011 – nil%). The average interest rate earned by the Company during the year ended December 31, 2012 on its cash and cash equivalents was 0.21% (2011 – 0.20%). A 10% increase or decrease in the interest earned from financial institutions on deposits held and money market investments would result in a nominal increase or decrease in the Company’s after-tax net earnings.

Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Profitability of the Company in the next year depends on metal prices for gold, silver, copper, lead and zinc. Gold, silver, copper, lead and zinc prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world. A 10% increase or decrease in metal prices would result in a $418 million increase or decrease in the Company’s after-tax net earnings (2011 – $418 million).

The Company has a policy not to hedge gold sales. In accordance with the Company’s Risk Management Policy, the Company may hedge up to 50% and 30% of its by-product base metal sales volume over the next fifteen months and subsequent sixteen to twenty-seven months, respectively, to manage its exposure to fluctuations in base metal prices.

The costs relating to the Company’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel fuel and electricity. A 10% increase or decrease in diesel fuel market prices would result in a $17 million decrease or increase in the Company’s after-tax net earnings. The Company does not intend to hedge against diesel fuel price fluctuations in Mexico as the government regulates the domestic market. As and when it is determined to be favourable, the Company will enter into hedges against diesel fuel price fluctuations in Canada and the United States. At December 31, 2012, the Company has entered into heating oil contracts to manage its exposure to fuel prices. Electricity is regionally priced in Ontario, Canada and Mexico and semi-regulated by the provincial and federal governments, respectively. The regulation of electricity prices reduces the risk of price fluctuation and the Company therefore does not contemplate entering into contracts to hedge against such risk.

The Company holds certain investments in available-for-sale equity securities which are measured at fair value, being the closing share price of each equity investment, at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.

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(In United States dollars, tabular amounts in millions, except where noted)

CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents and money market investments as follows:

	At December 31 2012	At December 31 2011
Shareholders’ equity	$22,716	$21,272
Long-term debt	783	737
Short-term Argentine peso credit facility	45	—

	23,544	22,009
Less: Cash and cash equivalents	(918)	(1,502)
Money market investments	—	(272)

	$22,626	$20,235

At December 31, 2012, there was no externally imposed capital requirement to which the Company is subject and with which the Company has not complied.

During the year ended December 31, 2012, the Company invested a total of $2,521 million in mining interests, of which 56% related to capital projects, including $506 million at Pueblo Viejo, $471 million at Éléonore, $322 million at Cerro Negro and $112 million at El Morro. The remaining 42% was related to capital expenditures at the Company’s operating sites, primarily $281 million at Red Lake, $259 million at Peñasquito, $111 million at Porcupine, $99 million at Musselwhite, $97 million at Marlin and $85 million at Los Filos.

As at February 14, 2013, there were 812 million common shares of the Company issued and outstanding and 16 million stock options outstanding which are exchangeable into common shares at exercise prices ranging between C$16.87 per share to C$48.72 per share.

Dividends which were declared and paid during the year ended December 31, 2012 totalled $438 million (2011 – $330 million).

OTHER RISKS AND UNCERTAINTIES

Foreign Operations

In 2012, the majority of the Company’s foreign operations were conducted in Mexico, Guatemala, Argentina, the Dominican Republic, Chile and the United States, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Guatemala, Argentina, the Dominican Republic, Chile and the United States may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have a material adverse effect on the Company’s operations or profitability.

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(In United States dollars, tabular amounts in millions, except where noted)

Government Regulation

The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, royalties, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations.

Argentina

Since President Fernandez de Kirchner was re-elected in October 2011, government intervention in and regulation of the Argentine economy has increased. In particular, the government has intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends (e.g., lower growth rates, higher inflation rates, and capital flight). Consistent with this policy, early in the second quarter of 2012 the Argentinian Ministry of Economy and Public Finance issued a resolution that reduced the time within which exporters were required to repatriate net proceeds from export sales from 180 days to 15 days after the date of export. As a result of this change, Alumbrera, a joint venture of the Company, temporarily suspended concentrate shipments while Alumbrera management reviewed how the new resolution would be applied by the government. In response to petitions from numerous exporters for relief from the new resolution, on July 17, 2012, the Ministry issued a revised resolution which extended the 15-day limit to 180 days. After adoption of the new resolution, Alumbrera resumed concentrate shipments in July 2012 and all delayed shipments were made in the second half of 2012.

Another example of government intervention in the economy is the adoption of restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for the construction of the Cerro Negro project. In addition, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials. Under this mandate, the Company is required to submit its plans to import goods and materials for government review 120 days in advance of the desired date of importation. The controls on imports and related administrative processes may delay implementation of the Cerro Negro project schedule, if delivery of critical goods and materials is delayed or prohibited.

The government also has tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into US dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

Guatemala

Late in the second quarter of 2012, the Guatemalan President Otto Perez Molina announced a proposal to extensively revise Guatemala’s Constitution which included an amendment which would authorize the government to acquire up to a 40 percent ownership interest in mining projects. In August 2012, the proposal was rejected however the amendment may be reconsidered alongside the changes to the mining law currently proposed by the Guatemalan Ministry of Energy and Mines. This proposed law would also increase the royalty rates on minerals to the levels included in the voluntary royalty agreement announced in 2012. The Company will continue to monitor developments with respect to the mining law in Guatemala as the legislative process advances.

Dominican Republic

Certain members of the DR Congress, including the President of the Chamber of Deputies, have expressed a desire to amend the SLA to accelerate and increase the benefits that the DR will derive from the Pueblo Viejo mine. The SLA, which provides for substantial

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(In United States dollars, tabular amounts in millions, except where noted)

benefits to the DR, including through royalties and taxes, in addition to the other indirect benefits derived by the country such as through employment and purchasing of goods and services, was approved by Congress in 2009 and cannot be unilaterally altered. However, Barrick, as the operator, while reserving its rights under the SLA, has engaged in a dialogue with representatives of the government, with a view to achieving a mutually acceptable outcome. At this time, the outcome of the dialogue is uncertain, but any amendments to the SLA could impact overall project economics.

Environmental Regulation

The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s financial position and results of operations.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Cost risk

The Company is exposed to industry wide cost pressures on capital and operating expenditures. The increasing costs seen in the Company’s global operations increases the risk relating to the profitability of its operations and the economic returns on its exploration and development stage projects. The Company continues to enter into certain hedging strategies to mitigate certain currency and fuel cost exposures and continues to implement cost management strategies to mitigate this risk.

Other

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business – Risk Factors” in the Annual Information Form for the year ended December 31, 2011, available at www.sedar.com and to the Company’s Annual Information Form for the year ended December 31, 2012 to be filed on SEDAR.

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(In United States dollars, tabular amounts in millions, except where noted)

BASIS OF PREPARATION

Statement of Compliance

The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, effective as of December 31, 2012. IFRS comprises IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”). The Company’s significant accounting policies are described in note 3 of the Company’s consolidated financial statements for the year ended December 31, 2012.

CRITICAL JUDGEMENTS AND ESTIMATES

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

Management has made the following critical judgements and estimates:

Critical Judgments in Applying Accounting Policies

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(a)	Operating levels intended by management

Prior to a mine being capable of operating at levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Management considers several factors in determining when a mining property is capable of operating at levels intended by management. During January 2013, the Company determined that the Pueblo Viejo mine, in which the Company holds a 40% equity interest, was capable of operating at levels intended by management and on January 15, 2013, the Company announced the declaration of commercial production at the Pueblo Viejo mine.

(b)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

(c)	Functional currency

The functional currency for each of the Company’s subsidiaries, joint ventures and investments in associates, is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

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(In United States dollars, tabular amounts in millions, except where noted)

(d)	Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgements, taking into account all facts and circumstances. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business.

Key Sources of Estimation Uncertainty

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(a)	Impairment of mining interests and goodwill

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests and goodwill are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. In assessing whether there is objective evidence that the Company’s mining interests represented by its investments in associates are impaired, the Company’s management considers observable data including the carrying amounts of the investees’ net assets as compared to their market capitalization.

In determining the recoverable amounts of the Company’s mining interests and goodwill, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions about metal selling prices, future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s mining interests and/or goodwill.

During the year ended December 31, 2012, the Company recognized a reversal of impairment expense of $65 million for the Company’s equity investment in Primero primarily due to an increase in Primero’s quoted market price in 2012 which indicated that the impairment expense recognized during the year ended December 31, 2011 had reversed.

At December 31, 2012, the carrying amounts of the Company’s mining interests and goodwill were $26,367 million and $1,737 million, respectively.

(b)	Mine operating costs

In determining mine operating costs recognized in the Consolidated Statements of Earnings, the Company’s management makes estimates of quantities of ore stacked on leach pads and in process and the recoverable gold in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories.

At December 31, 2012, the carrying amount of current and non-current inventories was $837 million (2011 – $655 million).

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(In United States dollars, tabular amounts in millions, except where noted)

(c)	Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces contained in proven and probable reserves and a portion of resources. The Company includes a portion of resources where it is considered probable that those resources will be economically extracted. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

(d)	Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the phases, pit, or mining property as appropriate (“strip ratio”). Changes in estimated strip ratios can result in a change to the future capitalization of stripping costs incurred.

At December 31, 2012, the carrying amount of stripping costs capitalized was $161 million (2011 – $90 million).

(e)	Fair values of assets and liabilities acquired in business combinations

In a business combination, it generally takes time to obtain the information necessary to measure the fair values of assets acquired and liabilities assumed and the resulting goodwill, if any. Changes to the provisional measurements of assets and liabilities acquired including the associated deferred income taxes and resulting goodwill may be retrospectively adjusted when new information is obtained until the final measurements are determined (within one year of acquisition date). The determination of fair value as of the acquisition date requires management to make certain judgements and estimates about future events, including, but not restricted to, estimates of mineral reserves and resources acquired, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates, and discount rates.

In determining the amount for goodwill, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the acquired business based on estimates of future revenues, expected conversions of resources to reserves, future production costs and capital expenditures, based on a life of mine plan. To estimate the fair value of the exploration potential, a market approach is used which evaluates recent comparable gold property transactions. The excess of acquisition cost over the net identifiable assets acquired represents goodwill.

(f)	Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

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(In United States dollars, tabular amounts in millions, except where noted)

(g)	Estimated reclamation and closure costs

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates, assumptions of risks associated with the future cash outflows and assumptions of probabilities of alternative estimates of future cash outflows, and the applicable risk-free interest rates for discounting those future cash outflows. Significant judgements and estimates are required in forming assumptions of future activities, future cash outflows and the timing of those cash outflows. These assumptions are formed based on environmental and regulatory requirements or the Company’s environmental policies which may give rise to a constructive obligation. The Company’s assumptions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate and changes in any of the above factors can result in a change to the provision recognized by the Company At December 31, 2012, the carrying amount of the Company’s provision for reclamation and closure cost obligations was $519 million (2011 – $395 million). The undiscounted value of these obligations is $2,813 million (2011 – $1,354 million).

For the purposes of calculating the present value of the provision for reclamation and closure cost obligations, the Company discounts the estimated future cash outflows using the risk-free interest rate applicable to the future cash flows, which is the appropriate US Treasury risk-free rate which reflects the reclamation lifecycle estimated for all sites, including operating and inactive mines and development projects. For those with a greater than 100-year reclamation lifecycle, a long-term risk-free rate is applied.

For the year ended December 31, 2012, the Company applied a 30-year risk-free rate of 2.9% to all sites with the exception of those sites with a reclamation lifecycle of greater than 100 years where a 5.2% risk-free rate was applied. The weighted average of the two discount rates was 4.9% (2011 – 4.6%) .

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties (for operating mines and development projects) and as production costs (for inactive and closed mines) for the period. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

(h)	Guarantee of minimum cumulative silver ounces sold by Primero to Silver Wheaton

The Company recognizes a provision for the estimated payment for shortfall ounces on October 15, 2031 (calculated as $0.50 per estimated shortfall ounce) with respect to the guarantee it has provided to Silver Wheaton Corporation (“Silver Wheaton”) of the 215 million minimum cumulative ounces of silver to be produced by Primero at San Dimas and sold to Silver Wheaton at the agreed fixed price per ounce by October 15, 2031. The production of silver at San Dimas is not within the Company’s control. The provision is remeasured at the end of each reporting period to reflect changes in estimates of future production at San Dimas based on budget and forecast information obtained from Primero.

At December 31, 2012, the amount recognized as a liability for the Company’s guarantee to Silver Wheaton was $7 million.

(i)	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

In the fourth quarter of 2012, the Mexican government amended the Federal labour law regarding subcontracting arrangements to prevent using service companies to evade labour and tax obligations. The Company currently operates in Mexico using these subcontracting arrangements as is the common practice. The amendments also provided clarification on certain regulatory requirements associated with an employer’s obligation to compensate employees with appropriate statutory profit sharing within Mexico. The Company has assessed the implications of these amendments and has determined that it is probable that no additional obligation for statutory profit sharing payments is required to be recorded in the Company’s consolidated financial statements as at and for the year ended December 31, 2012, other than what is presently recorded.

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(In United States dollars, tabular amounts in millions, except where noted)

CHANGES IN ACCOUNTING STANDARDS

Accounting standards effective January 1, 2013

In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements (“IFRS 10”), which supersedes SIC 12 – Consolidation – special purpose entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. Concurrent with the issuance of IFRS 10, the IASB issued IFRS 11 – Joint Arrangements (“IFRS 11”) and IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) and reissued IAS 27 – Separate Financial Statements and IAS 28 – Investments in Associates and Joint Ventures. These standards are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

Consolidation

IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

Joint arrangements

IFRS 11 supersedes IAS 31 – Interests in Joint Ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Venturers. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method.

Disclosure of interests in other entities

IFRS 12 combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include enhanced reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements.

As a result of the application of these standards, the Company’s 37.5% interest in Alumbrera, which is currently proportionately consolidated in the Company’s consolidated financial statements, will be required to be accounted for using the equity method and the Company’s share of net earnings and net assets will be separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively. There are no other significant impacts on the Company’s consolidated financial statements.

For the year ended December 31, 2012, the net effect of accounting for Alumbrera using the equity method would be as follows:

Post-adoption Effect on Consolidated Statements of Earnings	For the year ended December 31, 2012
	As	JV	Post-
	presented	adjusted	adoption
Revenues including share of JV revenues	$5,435	$—	$5,435
Less: Share of joint venture revenues	—	(615)	(615)
Revenues	5,435	(615)	4,820
Earnings from mine operations	2,423	(241)	2,182
Share of net earnings of equity accounted entities	47	163	210
Earnings before taxes	2,252	(71)	2,181
Net earnings	$1,749	$—	$1,749

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(In United States dollars, tabular amounts in millions, except where noted)

The effect of using the equity method to account for the Company’s share of Alumbrera’s operating, financing and investing cash flows for the year ended December 31, 2012 to the Company’s operating cash flows would be as follows:

Post-adoption Effect on Consolidated Operating Cash Flows	For the year ended December 31, 2012
	As	JV	Post-
	presented	adjusted	adoption
Net earnings	$1,749	$—	$1,749
Share of net earnings of equity accounted entities	(47)	(163)	(210)
Other	395	23	418

Net cash provided by operating activities	$2,097	$(140)	$1,957

The impact of using the equity method as at December 31, 2012 on the Company’s mining interests, including investments in equity accounted entities, and to other assets and total liabilities on the Consolidated Balance Sheet would be as follows:

Post-adoption Effect on Consolidated Balance Sheet	At December 31 2012
	As	JV	Post-
	presented	adjusted	adoption
Current assets	$2,528	$(333)	$2,195
Mining interests Owned by subsidiaries	24,279	(377)	23,902
Mining interests – Investments in equity accounted entities	2,088	569	2,657
Other non-current assets	2,317	(98)	2,219

Total assets	$31,212	$(239)	$30,973

Total liabilities	$(8,283)	$239	$(8,044)

Net assets	$22,929	$—	$22,929

Fair value measurement

In May 2011, as a result of the convergence project undertaken by the IASB with the US Financial Accounting Standards Board to develop common requirements for measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 – Fair Value Measurement (“IFRS 13”). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized.

The application of IFRS 13 will not have a significant impact on the Company’s consolidated financial statements.

Financial statement presentation

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. The amendment will not have a significant impact on the Company’s consolidated financial statements.

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(In United States dollars, tabular amounts in millions, except where noted)

Employee benefits

In June 2011, the IASB issued amendments to IAS 19 – Employee Benefits (“IAS 19”) that introduced significant changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the options to defer or recognize in full in profit or loss actuarial gains and losses and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income. The amended IAS 19 also requires calculation of net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation.

In addition, other changes incorporated into the amended standard include changes made to the date of recognition of liabilities for termination benefits, and changes to the definitions of short-term employee benefits and other long-term employee benefits which may impact on the classification of liabilities associated with those benefits.

The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The amendments to IAS 19 will not have a significant impact on the Company’s consolidated financial statements.

Stripping costs in the production phase of a surface mine

In October 2011, the IASB issued IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted and includes guidance on transition for pre-existing stripping assets.

The application of IFRIC 20 will not have a significant impact on the Company’s consolidated financial statements.

Accounting standards effective January 1, 2015

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

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(In United States dollars, tabular amounts in millions, except where noted)

OUTLOOK

For 2013, the Company expects to produce between 2.55 and 2.80 million ounces of gold at a total cash cost of $525 to $575 per ounce on a by-product basis. On a co-product basis, the Company is forecasting total cash costs between $700 to $750 per ounce of gold. Cash costs are expected to rise from 2012 levels primarily due to industry-wide cost inflation and the impacts of lower grades and by-product production at Peñasquito in 2013. Assumptions used to forecast total cash costs for 2013 include by-product metal prices of $30.00 per ounce silver; $3.50 per pound copper; $0.90 per pound zinc; $0.90 per pound lead; an oil price of $100.00 per barrel; and the Canadian dollar and Mexican peso at $1.00 and $12.75, respectively, to the US dollar. All-in sustaining cash costs, on a by-product basis, are expected to be between $1,000 – $1,100 per ounce as Pueblo Viejo ramps up operations. Gold equivalent ounces production of 3.5 -4.0 million ounces is also forecasted (1).

Capital expenditures for 2013 are forecast at approximately $2.8 billion of which approximately 60% is allocated to projects and 40% to operations. Major project expenditures in 2013 include approximately $775 million at Cerro Negro, $650 million at Éléonore, $100 million at Cochenour, and $50 million Camino Rojo. Exploration expenditures in 2013 are expected to amount to approximately $225 million, of which approximately one third is expected to be expensed. Goldcorp’s primary focus will remain on the replacement of reserves mined and on extending existing gold zones at all of its prospective mines and projects. Corporate administration expense, excluding stock based compensation, is forecast at $180 million for 2013. Depreciation, depletion and amortization expense is expected to be approximately $335 per ounce of gold sold before the impact of the 2012 year end reserves and resource calculations. The Company expects an overall effective tax rate of 29% for 2013.

(1)	Gold equivalent ounces are calculated using the following assumptions: $1,600 per ounce for gold; by-product metal prices of $30.00 per ounce silver; $3.50 per pound copper; $0.90 per pound zinc; and $0.90 per pound lead. By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it with the gold price.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

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(In United States dollars, tabular amounts in millions, except where noted)

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s management, with the participation of its President and Chief Executive Officer and its Executive Vice President and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management and the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of December 31, 2012, the Company’s internal control over financial reporting was effective.

There has been no change in the Company’s internal control over financial reporting during the Company’s year ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Limitation on scope of design

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Alumbrera, an entity in which the Company holds a 37.5% interest because the Company does not have the ability to dictate or modify controls at this entity and the Company does not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 2.6% of total assets, 2.5% of net assets, 11.3% of revenues, 11.1% of earnings from operations and 9.3% of net earnings of the Company, as of and for the year ended December 31, 2012, as disclosed in the Company’s consolidated financial statements.

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(In United States dollars, tabular amounts in millions, except where noted)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2011 available at www.sedar.com and to the Company’s Annual Information Form for the year ended December 31, 2012 to be filed on SEDAR. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES

Readers should refer to the Annual Information Form of Goldcorp for the year ended December 31, 2011 available at www.sedar.com, and to the Company’s Annual Information Form for the year ended December 31, 2012 to be filed on SEDAR for complete information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.

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MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control has been developed and is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the consolidated financial statements and ensures that management discharges its financial reporting responsibilities. The Board’s review is accomplished principally through the Audit Committee, which is composed of non-executive directors. The Audit Committee meets periodically with management and the auditors to review financial reporting and control matters.

Charles Jeannes	Lindsay Hall
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Vancouver, Canada

February 14, 2013

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REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Goldcorp Inc.

We have audited the accompanying consolidated financial statements of Goldcorp Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011, and the consolidated statements of earnings, comprehensive income, cash flows, and changes in equity for the years ended December 31, 2012 and December 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Goldcorp Inc. and subsidiaries as at December 31, 2012 and December 31, 2011 and their financial performance and cash flows for the years ended December 31, 2012 and December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants

February 14, 2013

Vancouver, Canada

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MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Goldcorp Inc. (“Goldcorp” or “the Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or caused to be designed under the supervision of, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. It includes those policies and procedures that:

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of Goldcorp;

ii.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that Goldcorp receipts and expenditures are made only in accordance with authorizations of management and Goldcorp’s directors; and

iii.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Goldcorp assets that could have a material effect on Goldcorp’s consolidated financial statements.

We have excluded from our assessment the internal control over financial reporting at Minera Alumbrera Ltd. (“Alumbrera”) in which we hold a 37.5% interest because we do not have the ability to dictate or modify controls at this entity and we do not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 2.6% of total assets, 2.5% of net assets, 11.3% of revenues, 11.1% of earnings from operations and associates and 9.3% of net earnings of Goldcorp, as of and for the year ended December 31, 2012, as disclosed in the Company’s consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Goldcorp’s internal control over financial reporting as of December 31, 2012, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2012, Goldcorp’s internal control over financial reporting was effective.

The effectiveness of Goldcorp’s internal control over financial reporting, as of December 31, 2012, has been audited by Deloitte LLP, Independent Registered Chartered Accountants, who also audited the Company’s consolidated financial statements as of and for the year ended December 31, 2012, as stated in their report which appears on the following page.

Charles Jeannes	Lindsay Hall
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Vancouver, Canada

February 14, 2013

GOLDCORP  |  91

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Goldcorp Inc.

We have audited the internal control over financial reporting of Goldcorp Inc. and subsidiaries (the “Company”) as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Minera Alumbrera Limited (“Alumbrera”), in which the Company holds a 37.5% interest and proportionately consolidates in the accompanying consolidated financial statements, because the Company does not have the ability to dictate or modify controls at this entity and does not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 2.6% of total assets, 2.5% of net assets, 11.3% of revenues, 11.1% of earnings from operations and associates and 9.3% of net earnings of the consolidated financial statements as of and for the year ended December 31, 2012. Accordingly, our audit did not include the internal control over financial reporting at Alumbrera. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2012 of the Company and our report dated February 14, 2013 expressed an unqualified opinion on those financial statements.

Independent Registered Chartered Accountants

February 14, 2013

Vancouver, Canada

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CONSOLIDATED STATEMENTS OF EARNINGS

YEARS ENDED DECEMBER 31

(In millions of United States dollars, except for per share amounts)

	Note	2012	2011
Revenues	16	$5,435	$5,362

Mine operating costs
Production costs	8	(2,337)	(2,042)
Depreciation and depletion	13(e) & 16	(675)	(694)

		(3,012)	(2,736)

Earnings from mine operations		2,423	2,626
Exploration and evaluation costs	13(b)	(55)	(61)
Share of net earnings (losses) of associates	14	47	(98)
Corporate administration	8(i), 25(c) & (d)	(245)	(229)

Earnings from operations and associates	16	2,170	2,238
Gains on disposition of securities, net	23(b)(ii)	4	319
Impairment of available-for-sale securities	23(b)(i)	(71)	(87)
Gains on derivatives, net	23(a)	155	82
Gains on dispositions of mining interests, net	13(d)	12	—
Finance costs	9	(30)	(23)
Other income		12	38

Earnings before taxes		2,252	2,567
Income taxes	22	(503)	(686)

Net earnings attributable to shareholders of Goldorp Inc.		$1,749	$1,881

Net earnings per share	26
Basic		$2.16	$2.34
Diluted		1.95	2.18

The accompanying notes form an integral part of these consolidated financial statements.

GOLDCORP  |  93

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31

(In millions of United States dollars)

	Note	2012	2011
Net earnings		$1,749	$1,881

Other comprehensive income (loss), net of tax	23(b)
Mark-to-market losses on available-for-sale securities		(52)	(199)
Reclassification adjustment for impairment losses included in net earnings		63	76
Reclassification adjustment for realized gain on disposition of available-for-sale securities recognized in net earnings		(3)	(294)

		8	(417)

Total comprehensive income attributable to shareholders of Goldcorp Inc.		$1,757	$1,464

The accompanying notes form an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31

(In millions of United States dollars)

	Note	2012	2011
Operating Activities
Net earnings		$1,749	$1,881
Adjustments for:
Reclamation expenditures	21	(21)	(23)
Gains on disposition of securities, net	23(b)(ii)	(4)	(319)
Gains on dispositions of mining interests, net	13(d)	(12)	—
Items not affecting cash:
Depreciation and depletion	13(e) & 16	675	694
Share of net (earnings) losses of associates	14	(47)	98
Share-based compensation expense	25(c) & (d)	82	100
Impairment of available-for-sale securities	23(b)(i)	71	87
Realized gain on share purchase warrants, net	23(a)(ii)	—	(33)
Unrealized gains on derivatives, net	23(a)	(155)	(61)
Revisions in estimates and accretion of reclamation and closure cost obligations	21	99	35
Deferred income tax (recovery) expense	22	(32)	213
Other		3	20
Change in working capital	27	(311)	(326)

Net cash provided by operating activities		2,097	2,366

Investing Activities
Expenditures on mining interests	16(g)	(2,333)	(1,677)
Deposits on mining interests expenditures		(275)	(101)
Interest paid	13(a), 16(g) & 20	(17)	(17)
Return of capital investment in Pueblo Viejo	13(f)	—	64
Proceeds from dispositions of mining interests, net	13(d)	43	—
Purchases of securities and other investments		(19)	(507)
Proceeds from sales of securities and other investments, net	23(b)(ii) & 27	289	735
Other		16	(5)

Net cash used in investing activities of continuing operations		(2,296)	(1,508)

Net cash provided by (used in) investing activities of discontinued operations	11 & 27	10	(58)

Financing Activities
Common shares issued, net of issue costs	23(a)(ii) & 25(a)	44	477
Dividends paid to shareholders	26	(438)	(330)

Net cash (used in) provided by financing activities		(394)	147

Effect of exchange rate changes on cash and cash equivalents		(1)	(1)

(Decrease) increase in cash and cash equivalents		(584)	946
Cash and cash equivalents, beginning of year		1,502	556

Cash and cash equivalents, end of year	27	$918	$1,502

Supplemental cash flow information (note 27)

The accompanying notes form an integral part of these consolidated financial statements.

GOLDCORP  |  95

CONSOLIDATED BALANCE SHEETS

(In millions of United States dollars)

	Note	At December 31 2012	At December 31 2011
Assets
Current assets
Cash and cash equivalents	27	$918	$1,502
Accounts receivable	23(a)	713	473
Inventories and stockpiled ore	10	722	574
Notes receivable	11	5	40
Other	12	170	361

		2,528	2,950

Mining interests
Owned by subsidiaries	13	24,279	22,673
Investments in associates	13 & 14	2,088	1,536

	13	26,367	24,209

Goodwill	17	1,737	1,737
Investments in securities	18	162	207
Note receivable	11	37	42
Deposits on mining interests expenditures		95	73
Other	19	286	156

Total assets	16	$31,212	$29,374

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$886	$619
Income taxes payable		151	48
Derivative liabilities	23(a)	68	65
Other		70	39

		1,175	771
Deferred income taxes	22	5,542	5,560
Long-term debt	20	783	737
Derivative liabilities	23(a)	79	237
Provisions	21	518	375
Income taxes payable		62	113
Other		124	96

Total liabilities	16	8,283	7,889

Equity
Shareholders’ equity
Common shares, stock options and restricted share units		17,117	16,992
Investment revaluation reserve		51	43
Retained earnings		5,548	4,237

		22,716	21,272
Non-controlling interests		213	213

Total equity		22,929	21,485

Total liabilities and equity		$31,212	$29,374

Commitments and contingencies (notes 13(l), 23(d)(ii), 29 & 30); Subsequent events (note 31).

Approved by the Board of Directors and authorized for issue on February 14, 2013.

Charles Jeannes, Director	Ian Telfer, Director

The accompanying notes form an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of United States dollars, shares in thousands)

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Investment revaluation reserve	Retained earnings	Attributable to shareholders of Goldcorp Inc.	Non- controlling interests	Total
At January 1, 2012	809,941	$16,793	$199	$43	$4,237	$21,272	$213	$21,485

Total comprehensive income
Net earnings	—	—	—	—	1,749	1,749	—	1,749
Other comprehensive income	—	—	—	8	—	8	—	8

	—	—	—	8	1,749	1,757	—	1,757

Stock options exercised and restricted share units issued and vested (notes 25(a) & (b))	1,578	72	(28)	—	—	44	—	44
Share-based compensation expense (note 25(c))	—	—	81	—	—	81	—	81
Dividends (note 26)	—	—	—	—	(438)	(438)	—	(438)

At December 31, 2012	811,519	$16,865	$252	$51	$5,548	$22,716	$213	$22,929

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Investment revaluation reserve	Retained earnings	Attributable to shareholders of Goldcorp Inc.	Non-controlling interests	Total
At January 1, 2011	798,374	$16,258	$149	$460	$2,686	$19,553	$213	$19,766

Total comprehensive income
Net earnings	—	—	—	—	1,881	1,881	—	1,881
Other comprehensive loss	—	—	—	(417)	—	(417)	—	(417)

	—	—	—	(417)	1,881	1,464	—	1,464

Shares issued in connection with the exercise of share purchase warrants (note 23(a)(ii))	7,849	372	—	—	—	372	—	372
Stock options exercised and restricted share units issued and vested (notes 25(a) & (b))	3,718	163	(43)	—	—	120	—	120
Share-based compensation expense (note 25(c))	—	—	93	—	—	93	—	93
Dividends (note 26)	—	—	—	—	(330)	(330)	—	(330)

At December 31, 2011	809,941	$16,793	$199	$43	$4,237	$21,272	$213	$21,485

The accompanying notes form an integral part of these consolidated financial statements.

GOLDCORP  |  97

(In millions of United States dollars, except where noted)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc. is the ultimate parent company of its consolidated group (“Goldcorp” or “the Company”). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 3400 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

The Company is a gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.

At December 31, 2012, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine, and Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Marigold (66.7% interest) and Wharf gold mines in the United States.

The Company’s significant development projects at December 31, 2012 were comprised of the Cerro Negro gold project in Argentina; the Éléonore and Cochenour gold projects in Canada; the Pueblo Viejo gold project (40% interest) in the Dominican Republic (note 30(b)), which achieved commercial production in January 2013 (note 31(a)); the El Morro gold/copper project (70% interest) in Chile (note 30(a)); the Noche Buena and Camino Rojo gold/silver projects in Mexico and the Cerro Blanco gold/silver project in Guatemala. The Company also owns a 32.1% equity interest in Primero Mining Corp. (“Primero”), a publicly traded company engaged in the production of precious metals with operations (primarily the San Dimas gold/silver mine (“San Dimas”)) in Mexico, and a 39.9% equity interest in Tahoe Resources Inc. (“Tahoe”), a publicly traded company focused on the exploration and development of resource properties, with a principal objective to develop the Escobal silver project in Guatemala (“Escobal”).

2.	BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective as of December 31, 2012. IFRS comprises IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”). The Company’s significant accounting policies are described in note 3.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

(a)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for derivative assets and liabilities, and other financial assets classified as at fair value through profit or loss, or available-for-sale which are measured at fair value. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

98  |  GOLDCORP

(In millions of United States dollars, except where noted)

(b)	Currency of presentation

All amounts are expressed in millions of United States (“US”) dollars, unless otherwise stated. References to C$ are to Canadian dollars.

(c)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The principal subsidiaries (mine sites and operating segments) of Goldcorp and their geographic locations at December 31, 2012 were as follows:

Direct parent company (mine site and operating segment) (note 16)	Location	Ownership interest	Mining properties and development projects owned (note 13)
Red Lake Gold Mines Ontario Partnership (“Red Lake”)	Canada	100%	Red Lake and Campbell Complexes, and Cochenour project
Goldcorp Canada Ltd./Goldcorp Inc. (“Porcupine”)	Canada	100%	Porcupine mines
Goldcorp Canada Ltd./Goldcorp Inc. (“Musselwhite”)	Canada	100%	Musselwhite mine
Les Mines Opinaca Ltée (“Éléonore”)	Canada	100%	Éléonore project
Minera Peñasquito S.A. de C.V. and Camino Rojo S.A. de C.V. (“Peñasquito”)	Mexico	100%	Peñasquito mine, and Camino Rojo and Noche Buena projects
Desarrollos Mineros San Luis S.A. de C.V. (“Los Filos”)	Mexico	100%	Los Filos mines
Minas de la Alta Pimeria S.A. de C.V. (“El Sauzal”)	Mexico	100%	El Sauzal mine
Montana Exploradora de Guatemala S.A. (“Marlin”)	Guatemala	100%	Marlin mine
Entre Mares de Guatemala S.A. (“Cerro Blanco”)	Guatemala	100%	Cerro Blanco project
Oroplata S.A. (“Cerro Negro”)	Argentina	100%	Cerro Negro project
Wharf Resources (USA) Inc. (“Wharf”)	United States	100%	Wharf mine
Sociedad Contractual Minera El Morro (“El Morro”)	Chile	70%	El Morro project

Intercompany transactions and balances between the Company and its subsidiaries are eliminated.

These consolidated financial statements also include the following significant investments in associates (note 3(e)) that are accounted for using the equity method and investments in a jointly controlled entity and jointly controlled assets (note 3(d)) that are proportionately consolidated:

	Location	Ownership interest	Mining properties and development projects owned (note 13)
Associates (note 14)
Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”)	Dominican Republic	40%	Pueblo Viejo project
Primero Mining Corp.	Mexico	32.1%	San Dimas mine
Tahoe Resources Inc.	Guatemala	39.9%	Escobal
Jointly controlled entity (note 15)
Minera Alumbrera Limited (“Alumbrera”)	Argentina	37.5%	Alumbrera mine
Jointly controlled assets
Marigold Mining Company (“Marigold”)	United States	66.7%	Marigold mine

Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries, associates and joint ventures to conform the significant accounting policies used in their preparation to those used by the Company.

GOLDCORP  |  99

(In millions of United States dollars, except where noted)

A special purpose entity (“SPE”), as defined by SIC 12 – Consolidation – Special Purpose Entities (“SIC 12”), is consolidated by the Company when the Company controls the SPE. The Company has determined that none of the entities in which it has interests meet the definition of a SPE.

(d)	Interests in joint ventures

The Company conducts a portion of its business through joint ventures whereby the joint venture participants are bound by contractual agreements establishing joint control. Joint control exists when unanimous consent of the joint venture participants is required regarding strategic, financial and operating policies of the joint venture.

The Company has interests in two types of joint ventures:

Jointly controlled entity

A jointly controlled entity is a corporation, partnership or other entity in which each joint venture participant holds an interest. A jointly controlled entity controls the assets of the joint venture, earns its own income, and incurs its own liabilities and expenses. The Company has chosen to account for interests in jointly controlled entities using the proportionate consolidation method, whereby the Company’s proportionate interest in the assets, liabilities, revenues and expenses are recognized within each applicable line item of the consolidated financial statements. The Company’s share of results in jointly controlled entities has been and will be recognized in the Company’s consolidated financial statements from the date the Company obtained joint control to the date at which it loses joint control.

Intercompany transactions between the Company and jointly controlled entities are eliminated to the extent of the Company’s interest.

Jointly controlled assets

Jointly controlled assets do not give rise to the establishment of a separate jointly controlled entity but are jointly owned and dedicated to the purposes of the joint venture. With respect to its interest in jointly controlled assets, the Company records its proportionate share of jointly controlled assets, liabilities it has incurred with the other joint venture participant, revenues generated by the jointly controlled assets and expenses incurred by the joint venture. The Company’s share of results in the jointly controlled assets has been and will be recognized in the Company’s consolidated financial statements from the date the Company obtained joint control to the date at which it loses joint control.

Intercompany transactions between the Company and jointly controlled assets are eliminated to the extent of the Company’s interest.

(e)	Investments in associates

The Company conducts a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policy decisions.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of earnings and losses of associates are recognized in net earnings during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment. The Company’s investments in associates are included in mining interests on the Consolidated Balance Sheets.

100  |  GOLDCORP

(In millions of United States dollars, except where noted)

Intercompany transactions between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the associates. Intercompany balances between the Company and its associates are not eliminated.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating that there is a measurable decrease in the estimated future cash flows of the associate’s operations. When there is objective evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs to sell and value-in-use. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period in which the reversal occurs.

(f)	Business combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to the Company and its shareholders in the form of dividends, lower costs or other economic benefits. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business. Those factors include, but are not limited to, whether the set of activities or assets:

(i)	Has begun planned principal activities;

(ii)	Has employees, intellectual property and other inputs and processes that could be applied to those inputs;

(iii)	Is pursuing a plan to produce outputs; and

(iv)	Will be able to obtain access to customers that will purchase the outputs.

Not all of the above factors need to be present for a particular integrated set of activities or assets in the exploration and development stage to qualify as a business.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their fair values at acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the assets at the acquisition date transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date. Acquisition-related costs, other than costs to issue debt or equity securities, of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issue costs.

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(In millions of United States dollars, except where noted)

It generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

(i)	The identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree;

(ii)	The consideration transferred in exchange for an interest in the acquiree;

(iii)	In a business combination achieved in stages, the equity interest in the acquiree previously held by the acquirer; and

(iv)	The resulting goodwill or gain on a bargain purchase.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

Non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. The excess of: (i) total consideration transferred by the Company, measured at fair value, including contingent consideration, and (ii) the non-controlling interests in the acquiree, over the fair value of net assets acquired, is recorded as goodwill.

(g)	Discontinued operations

A discontinued operation is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resell.

A component of the Company comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

(h)	Assets and liabilities held for sale

A non-current asset or disposal group of assets and liabilities (“disposal group”) is classified as held for sale when it meets the following criteria:

(i)	The non-current asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups; and

(ii)	The sale of the non-current asset or disposal group is highly probable. For the sale to be highly probable:

(a)	The appropriate level of management must be committed to a plan to sell the asset (or disposal group);

(b)	An active program to locate a buyer and complete the plan must have been initiated;

(c)	The non-current asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value;

(d)	The sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and

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(In millions of United States dollars, except where noted)

(e)	Actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

(i)	Foreign currency translation

The functional and presentation currency of the Company and each of its subsidiaries, associates and joint ventures is the US dollar. Accordingly, the foreign currency transactions and balances of the Company’s subsidiaries, associates and joint ventures are translated as follows: (i) monetary assets and liabilities denominated in currencies other than the US dollar (“foreign currencies”) are translated into US dollars at the exchange rates prevailing at the balance sheet date; (ii) non-monetary assets denominated in foreign currencies and measured at other than fair value are translated using the rates of exchange at the transaction dates; (iii) non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined; and (iv) income statement items denominated in foreign currencies are translated using the average monthly exchange rates.

Foreign exchange gains and losses are recognized in net earnings and presented in the Consolidated Statements of Earnings in accordance with the nature of the transactions to which the foreign currency gains and losses relate. Unrealized foreign exchange gains and losses on cash and cash equivalent balances denominated in foreign currencies are disclosed separately in the Consolidated Statements of Cash Flows.

(j)	Revenue recognition

Revenue from the sale of metals is recognized when the significant risks and rewards of ownership have passed to the buyer; it is probable that economic benefits associated with the transaction will flow to the Company; the sale price can be measured reliably; the Company has no significant continuing involvement; and the costs incurred or to be incurred in respect of the transaction can be measured reliably. In circumstances where title is retained to protect the financial security interests of the Company, revenue is recognized when the significant risks and rewards of ownership have passed to the buyer.

Revenues from metal concentrate sales are subject to adjustment upon final settlement of metal prices, weights, and assays as of a date that is typically a few months after the shipment date. The Company records adjustments to revenues monthly based on quoted forward prices for the expected settlement period. Adjustments for weights and assays are recorded when results are determinable or on final settlement. Accounts receivable for metal concentrate sales are therefore measured at fair value. Refining and treatment charges are netted against revenues from metal concentrate sales.

(k)	Earnings per share

Earnings per share calculations are based on the weighted average number of common shares outstanding during the period. For purposes of calculating diluted earnings per share, proceeds from the potential exercise of dilutive stock options, restricted share units and share purchase warrants with exercise prices that are below the average market price of the underlying shares are assumed to be used in purchasing the Company’s common shares at their average market price for the period. In addition, the effect of the Company’s dilutive share purchase warrants includes adjusting the numerator for mark-to-market gains and losses recognized in net earnings during the period for changes in the fair value of the dilutive share purchase warrants. The dilutive effect of the Company’s convertible senior notes is determined by adjusting the numerator for interest expensed during the period, net of tax, and for mark-to-market gains and losses recognized in net earnings during the period for changes in the fair value of the conversion feature of the outstanding notes, and the denominator for the additional weighted average number of common shares on an “if converted” basis as at the beginning of the period.

(l)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term money market instruments that are readily convertible to cash with original terms of three months or less.

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(In millions of United States dollars, except where noted)

(m)	Inventories and stockpiled ore

Finished goods, work-in-process, heap leach ore and stockpiled ore are measured at the lower of average cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell.

Ore extracted from the mines is stockpiled and subsequently processed into finished goods (gold and by-products in doré or concentrate form). Costs are included in work-in-process inventory based on current costs incurred up to the point prior to the refining process, including applicable depreciation and depletion of mining interests, and removed at the average cost per recoverable ounce of gold. The average costs of finished goods represent the average costs of work-in-process inventories incurred prior to the refining process, plus applicable refining costs.

The recovery of gold and by-products from certain oxide ore is achieved through a heap leaching process at the Peñasquito, Los Filos, Marigold and Wharf mines. Under this method, ore is stacked on leach pads and treated with a chemical solution that dissolves the gold contained within the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. Costs are included in heap leach ore inventory based on current mining and leaching costs, including applicable depreciation and depletion of mining interests and refining costs, and removed from heap leach ore inventory as ounces of gold are recovered at the average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold on the leach pads are calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type).

Supplies are measured at average cost. In the event that the net realizable value of the finished product, the production of which the supplies are held for use in, is lower than the expected cost of the finished product, the supplies are written down to net realizable value. Replacement costs of supplies are generally used as the best estimate of net realizable value.

The costs of inventories sold during the period are presented as mine operating costs in the Consolidated Statements of Earnings.

(n)	Mining interests

Mining interests include mining properties and related plant and equipment.

Mining properties

Mining properties are comprised of reserves, resources and exploration potential. The value associated with resources and exploration potential is the value beyond proven and probable reserves.

Resources represent the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves. Exploration potential represents the estimated mineralized material contained within: (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property.

Recognition

Capitalized costs of mining properties include the following:

(i)	Costs of acquiring production, development and exploration stage properties in asset acquisitions;

(ii)	Costs attributed to mining properties acquired in business combinations;

(iii)	Expenditures incurred to develop mining properties;

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(In millions of United States dollars, except where noted)

(iv)	Economically recoverable exploration and evaluation expenditures;

(v)	Borrowing costs incurred that are attributable to qualifying mining properties;

(vi)	Certain costs incurred during production, net of proceeds from sales, prior to reaching operating levels intended by management; and

(vii)	Estimates of reclamation and closure costs (note 3(q)).

Acquisitions:

The cost of acquiring a mining property either as an individual asset purchase or as part of a business combination is capitalized and represents the property’s fair value at the date of acquisition. Fair value is determined by estimating the value of the property’s reserves, resources and exploration potential.

Development expenditures:

Drilling and related costs incurred to define and delineate a mineral deposit that has not been classified as proven and probable reserves are capitalized and included in the carrying amount of the related property in the period incurred, when management determines that it is probable that the expenditures will result in a future economic benefit to the Company.

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body (“stripping costs”). Stripping costs incurred prior to the production stage of a mining property (pre-stripping costs) are capitalized and included in the carrying amount of the related mining property.

Exploration and evaluation expenditures:

The costs of acquiring rights to explore, exploratory drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contain proven and probable reserves are exploration and evaluation expenditures and are expensed as incurred to the date of establishing that costs incurred are economically recoverable. Exploration and evaluation expenditures incurred subsequent to the establishment of economic recoverability are capitalized and included in the carrying amount of the related mining property.

Management uses the following criteria in its assessments of economic recoverability and probability of future economic benefit:

•	Geology: there is sufficient geologic certainty of converting a mineral deposit into a proven and probable reserve. There is a history of conversion to reserves at operating mines;

•

Scoping or feasibility: there is a scoping study or preliminary feasibility study that demonstrates the additional reserves and resources will generate a positive commercial outcome. Known metallurgy provides a basis for concluding there is a significant likelihood of being able to recover the incremental costs of extraction and production;

•	Accessible facilities: the mineral deposit can be processed economically at accessible mining and processing facilities where applicable;

•

Life of mine plans: an overall life of mine plan and economic model to support the economic extraction of reserves and resources exists. A long-term life of mine plan and supporting geological model identifies the drilling and related development work required to expand or further define the existing ore body; and

•	Authorizations: operating permits and feasible environmental programs exist or are obtainable.

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(In millions of United States dollars, except where noted)

Prior to capitalizing exploratory drilling, evaluation, development and related costs, management determines that the following conditions have been met:

(i)	It is probable that a future economic benefit will flow to the Company;

(ii)	The Company can obtain the benefit and controls access to it;

(iii)	The transaction or event giving rise to the future economic benefit has already occurred; and

(iv)	Costs incurred can be measured reliably.

Borrowing costs:

Borrowing costs incurred that are attributable to acquiring and developing exploration and development stage mining properties and constructing new facilities (“qualifying assets”) are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are ready for their intended use. All other borrowing costs are expensed in the period in which they are incurred.

Capitalization of borrowing costs incurred commences on the date the following three conditions are met:

(i)	Expenditures for the qualifying asset are being incurred;

(ii)	Borrowing costs are being incurred; and

(iii)	Activities that are necessary to prepare the qualifying asset for its intended use are being undertaken.

Costs incurred during production:

Capitalization of costs incurred ceases when the mining property is capable of operating at levels intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against costs capitalized.

Development costs incurred to maintain current production are included in mine operating costs. These costs include the development and access (tunnelling) costs of production drifts to develop the ore body in the current production cycle.

During the production phase of a mine, stripping costs incurred that provide access to reserves and resources that will be produced in future periods that would not have otherwise been accessible are capitalized. Capitalized stripping costs are amortized based on the estimated recoverable ounces contained in reserves and resources that directly benefit from the stripping activities. Costs for waste removal that do not give rise to future economic benefits are included in mine operating costs in the period in which they are incurred.

Measurement

Mining properties are recorded at cost less accumulated depletion and impairment losses.

Depletion:

The carrying amounts of mining properties are depleted using the unit-of-production method over the estimated recoverable ounces, when the mine is capable of operating at levels intended by management. Under this method, depletable costs are multiplied by the number of ounces produced divided by the estimated recoverable ounces contained in proven and probable reserves and a portion of resources where it is considered highly probable that those resources will be economically extracted. During the year ended December 31, 2012, an insignificant amount of resources was included in recoverable ounces.

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(In millions of United States dollars, except where noted)

A mine is capable of operating at levels intended by management when:

(i)	Operational commissioning of major mine and plant components is complete;

(ii)	Operating results are being achieved consistently for a period of time;

(iii)	There are indicators that these operating results will be continued; and

(iv)	Other factors include one or more of the following:

a.	A significant portion of plant/mill capacity has been achieved;

b.	A significant portion of available funding is directed towards operating activities;

c.	A pre-determined, reasonable period of time has passed; or

d.	Significant milestones for the development of the mining property have been achieved.

Management reviews the estimated total recoverable ounces contained in depletable reserves and resources at each financial year end, and when events and circumstances indicate that such a review should be made. Changes to estimated total recoverable ounces contained in depletable reserves and resources are accounted for prospectively.

Impairment:

At the end of each reporting period, the Company reviews its mining properties and plant and equipment at the cash-generating unit (“CGU”) level to determine whether there is any indication that these assets are impaired. If any such indication exists, the recoverable amount of the relevant CGU is estimated in order to determine the extent of impairment. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company’s CGUs are its significant mine sites, represented by its principal producing mining properties and significant development projects. In certain circumstances, where the recoverable amount of an individual asset can be determined, impairment is performed at the individual asset level.

The recoverable amount of a mine site is the greater of its fair value less costs to sell and value-in-use. In determining the recoverable amounts of each of the Company’s mine sites, the Company uses the fair value less costs to sell as this will generally be greater than or equal to the value-in-use. When there is no binding sales agreement, fair value less costs to sell is estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to sell estimated based on similar past transactions. When discounting estimated future after-tax cash flows, the Company uses its after-tax weighted average cost of capital. Estimated cash flows are based on expected future production, metal selling prices, operating costs and non-expansionary capital expenditures, excluding those cash flows arising from future enhancements of the asset. If the recoverable amount of a mine site is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. The carrying amount of each mine site includes the carrying amounts of mining properties, plant and equipment, goodwill and related deferred income tax balances, net of the mine site reclamation and closure cost provision. In addition, the carrying amounts of the Company’s corporate assets are allocated to the relevant mine sites for impairment purposes. Impairment losses are recognized in net earnings in the period in which they are incurred. The allocation of an impairment loss, if any, for a particular mine site to its mining properties and plant and equipment is based on the relative carrying amounts of those assets at the date of impairment. Those mine sites which have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When an impairment loss reverses in a subsequent period, the revised carrying amount shall not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously, less subsequent depreciation and depletion. Reversals of impairment losses are recognized in net earnings in the period in which the reversals occur.

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(In millions of United States dollars, except where noted)

Plant and equipment

Plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Costs capitalized for plant and equipment include borrowing costs incurred that are attributable to qualifying plant and equipment. The carrying amounts of plant and equipment are depreciated using either the straight-line or unit-of-production method over the shorter of the estimated useful life of the asset or the life of mine. The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Mill and mill components	life of mine

Underground infrastructure	life of mine

Mobile equipment components	3 to 15 years

Assets under construction are depreciated when they are substantially complete and available for their intended use, over their estimated useful lives.

Management reviews the estimated useful lives, residual values and depreciation methods of the Company’s plant and equipment at the end of each financial year, and when events and circumstances indicate that such a review should be made. Changes to estimated useful lives, residual values or depreciation methods resulting from such review are accounted for prospectively.

Derecognition

Upon disposal or abandonment, the carrying amounts of mining properties and plant and equipment are derecognized and any associated gains or losses are recognized in net earnings.

(o)	Goodwill

Goodwill typically arises on the Company’s acquisitions due to: (i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; (ii) the potential to increase reserves and resources through exploration activities; and (iii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.

Goodwill is not amortized. The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of a mine site to which goodwill has been allocated exceeds the recoverable amount, an impairment loss is recognized for the amount in excess. The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the mine site to nil and then to the other assets of the mine site based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods should the value recover.

Upon disposal or abandonment of a mine site, the carrying amount of goodwill allocated to that mine site is derecognized and included in the calculation of the gain or loss on disposal or abandonment.

(p)	Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and other income tax deductions. Deferred income tax assets are recognized for deductible temporary differences, unused tax losses and other income tax deductions to the extent that it is probable the Company will have taxable income against which those deductible temporary differences, unused tax losses and other income tax deductions can be utilized. The extent to which deductible temporary differences, unused tax losses and other income tax deductions are expected to be realized is reassessed at the end of each reporting period.

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(In millions of United States dollars, except where noted)

In a business combination, temporary differences arise as a result of differences between the fair values of identifiable assets and liabilities acquired and their respective tax bases. Deferred income tax assets and liabilities are recognized for the tax effects of these differences. Deferred income tax assets and liabilities are not recognized for temporary differences arising from goodwill or from the initial recognition of assets and liabilities acquired in a transaction other than a business combination which do not affect either accounting or taxable income or loss.

Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the related assets are realized or the liabilities are settled. The measurement of deferred income tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover and settle the carrying amounts of its assets and liabilities, respectively. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period in which the change is substantively enacted.

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to deferred income taxes are included in deferred income tax expense or recovery in the Consolidated Statements of Earnings.

Current and deferred income tax expense or recovery are recognized in net earnings except when they arise as a result of items recognized in other comprehensive income or directly in equity in the current or prior periods, in which case the related current and deferred income taxes are also recognized in other comprehensive income or directly in equity, respectively.

(q)	Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i)	The Company has a present obligation (legal or constructive) as a result of a past event;

(ii)	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii)	A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

(i)	By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

(ii)	As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision increases in each period to reflect the passage of time. This increase (accretion expense) is included in finance costs in the Consolidated Statements of Earnings.

Reclamation and closure cost obligations

The Company records a provision for the estimated future costs of reclamation and closure of operating and inactive mines and development projects when environmental disturbance occurs or a constructive obligation arises. Estimates of future costs represent management’s best estimates which incorporate assumptions on the effects of inflation, movements in foreign exchange rates and the effects of country and other specific risks associated with the related liabilities. These estimates of future costs which are discounted to net present value using the risk-free interest rate applicable to the future cash outflows. The provision for the Company’s reclamation and closure cost obligations is accreted over time to reflect the unwinding of the

GOLDCORP  |  109

(In millions of United States dollars, except where noted)

discount with the accretion expense included in finance costs in the Consolidated Statements of Earnings. The provision for reclamation and closure cost obligations is re-measured at the end of each reporting period for changes in estimates and circumstances. Changes in estimates and circumstances include changes in legal or regulatory requirements, increased obligations arising from additional mining and exploration activities, changes to cost estimates and changes to the risk-free interest rates.

Reclamation and closure cost obligations relating to operating mines and development projects are initially recorded with a corresponding increase to the carrying amounts of related mining properties. Changes to the obligations which may arise as a result of changes in estimates and assumptions are also accounted for as changes in the carrying amounts of related mining properties, except where a reduction in the obligation is greater than the capitalized reclamation and closure costs, in which case, the capitalized reclamation and closure costs are reduced to nil and the remaining adjustment is included in production costs in the Consolidated Statements of Earnings. Reclamation and closure cost obligations related to inactive mines are included in production costs in the Consolidated Statements of Earnings on initial recognition and subsequently when remeasured.

(r)	Financial instruments

Measurement – initial recognition

On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.

Classification and measurement – subsequent to initial recognition

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities.

Classified as at fair value through profit or loss:

Financial assets and liabilities classified as at FVTPL are measured at fair value with changes in fair values recognized in net earnings. Financial assets and liabilities are classified as at FVTPL when: (i) they are acquired or incurred principally for short-term profit taking and/or meet the definition of a derivative (held-for-trading); or (ii) they meet the criteria for being designated as at FVTPL and have been designated as such on initial recognition. A contract to buy or sell non-financial items that can be settled net in cash, which include non-financial items that are readily convertible to cash, that has not been entered into and held for the purpose of receipt or delivery of non-financial items in accordance with the Company’s expected purchase, sale or use meets the definition of a non-financial derivative.

A contract that will or may be settled in the entity’s own equity instruments and is a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is classified as a financial liability as at FVTPL.

Classified as available-for-sale:

A financial asset is classified as available-for-sale when: (i) it is not classified as a loan and receivable, a held-to-maturity investment or as at FVTPL; or (ii) it is designated as available-for-sale on initial recognition. The Company’s investments in marketable securities and equity securities are classified as available-for-sale and are measured at fair value with mark-to-market gains and losses recognized in other comprehensive income (“OCI”) and accumulated in the investment revaluation reserve within equity until the financial assets are derecognized or there is objective evidence that the financial assets are impaired. When available-for-sale investments in marketable securities and equity securities are derecognized, the cumulative mark-to-market gains or losses that had been previously recognized in OCI are reclassified to earnings for the period. When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative loss that had been previously

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(In millions of United States dollars, except where noted)

recognized in OCI is reclassified to earnings for the period. Impairment losses previously recognized for available-for-sale investments, except for investments in equity securities, are reversed when the fair values of the investments increase. Reversals of impairment losses are recognized in net earnings in the period in which the reversals occur.

Loans and receivables, held-to-maturity investments, and other financial liabilities:

Financial assets classified as loans, held-to-maturity investments, and receivables and other financial liabilities are measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating the effective interest income or interest expense over the term of the financial asset or financial liability, respectively. The interest rate is the rate that exactly discounts estimated future cash receipts or payments throughout the term of the financial instrument to the net carrying amount of the financial asset or financial liability, respectively. When there is objective evidence that an impairment loss on a financial asset measured at amortized cost has been incurred, an impairment loss is recognized in net earnings for the period measured as the difference between the financial asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s effective interest rate at initial recognition.

Impairment

The Company assesses at the end of each reporting period whether there is objective evidence that financial assets are impaired. A financial asset is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows of the financial asset that can be reliably estimated.

Compound instruments

The Company recognizes separately the components of a financial instrument that: (i) creates a financial liability of the Company; and (ii) grants an option to the holder of the instrument to convert it into an equity instrument of the Company (provided the conversion option meets the definition of equity). An option to convert into an equity instrument is classified as a financial liability when either the holder or the issuer of the option has a choice over how it is settled. Transaction costs of a compound instrument are allocated to the components of the instrument in proportion to the allocation of the proceeds on initial recognition. Transaction costs allocated to the debt component are deducted from the carrying amount of the debt and included in the determination of the effective interest rate used to record interest expense during the period to maturity of the debt. Transaction costs allocated to the derivative liability component are expensed on initial recognition as with all other financial assets and liabilities classified as at FVTPL. Transaction costs allocated to the equity component are deducted from equity as share issue costs.

Until the liability is settled, the fair value of the conversion feature of the Company’s convertible senior notes, which is classified as a financial liability, is re-measured at the end of each reporting period with changes in fair value recognized in net earnings. The fair value is estimated using an option pricing model based on a discounted cash flow utilizing a discount rate which incorporates an option adjusted credit spread, and the trading price of the notes at the balance sheet date.

(s)	Share-based payments

The fair value of the estimated number of stock options and restricted share units (“RSUs”) awarded to employees, officers and directors that will eventually vest, determined as of the date of grant, is recognized as share-based compensation expense within corporate administration in the Consolidated Statements of Earnings over the vesting period of the stock options and RSUs, with a corresponding increase to equity. The fair value of stock options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. The fair value of RSUs is the market value of the underlying shares as of the date of grant. Stock options and RSUs with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Changes to the estimated number of awards that will eventually vest are accounted for prospectively.

GOLDCORP  |  111

(In millions of United States dollars, except where noted)

Performance share units (“PSUs”) awarded to eligible executives are settled in cash. The fair value of the estimated number of PSUs awarded that will eventually vest, determined as of the date of grant, is recognized as share-based compensation expense within corporate administration in the Consolidated Statements of Earnings over the vesting period of the PSUs, with a corresponding amount recorded as a liability. Until the liability is settled, the fair value of the PSUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery over the vesting period. The fair value of PSUs is estimated using a binomial model to determine the expected market value of the underlying Goldcorp shares on settlement date, multiplied by the expected target settlement percentage.

(t)	Non-controlling interests

Non-controlling interests in the Company’s less than wholly-owned subsidiaries are classified as a separate component of equity. On initial recognition, non-controlling interests are measured at their proportionate share of the acquisition date fair value of identifiable net assets of the related subsidiary acquired by the Company. Subsequent to the acquisition date, adjustments are made to the carrying amount of non-controlling interests for the non-controlling interests’ share of changes to the subsidiary’s equity. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance.

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interests and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to shareholders of the Company.

4.	CHANGES IN ACCOUNTING STANDARDS

Accounting standards effective January 1, 2013

In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements (“IFRS 10”), which supersedes SIC 12 – Consolidation – special purpose entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. Concurrent with the issuance of IFRS 10, the IASB issued IFRS 11 – Joint Arrangements (“IFRS 11”) and IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) and reissued IAS 27 – Separate Financial Statements and IAS 28 – Investments in Associates and Joint Ventures. These standards are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

Consolidation

IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

Joint arrangements

IFRS 11 supersedes IAS 31 – Interests in Joint Ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Venturers. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method.

112  |  GOLDCORP

(In millions of United States dollars, except where noted)

Disclosure of interests in other entities

IFRS 12 combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include enhanced reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements.

As a result of the application of these standards, the Company’s 37.5% interest in Alumbrera, which is currently proportionately consolidated in the Company’s consolidated financial statements, will be required to be accounted for using the equity method and the Company’s share of net earnings and net assets will be separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively. There are no other significant impacts on the Company’s consolidated financial statements.

For the year ended December 31, 2012, the net effect of accounting for Alumbrera using the equity method would be as follows (note 15):

Post-adoption Effect on Consolidated Statements of Earnings	For the year ended December 31, 2012
	As presented	JV adjusted	Post- adoption
Revenues including share of JV revenues	$5,435	$—	$5,435

Less: Share of joint venture revenues	—	(615)	(615)

Revenues	5,435	(615)	4,820

Earnings from mine operations	2,423	(241)	2,182

Share of net earnings of equity accounted entities	47	163	210

Earnings before taxes	2,252	(71)	2,181

Net earnings	$1,749	$—	$1,749

The effect of using the equity method to account for the Company’s share of Alumbrera’s operating, financing and investing cash flows for the year ended December 31, 2012 to the Company’s operating cash flows would be as follows:

Post-adoption Effect on Consolidated Operating Cash Flows	For the year ended December 31, 2012
	As presented	JV adjusted	Post- adoption
Net earnings	$1,749	$—	$1,749
Share of net earnings of equity accounted entities	(47)	(163)	(210)
Other	395	23	418

Net cash provided by operating activities	$2,097	$(140)	$1,957

The impact of using the equity method as at December 31, 2012 on the Company’s mining interests, including investments in equity accounted entities, and to other assets and total liabilities on the Consolidated Balance Sheet would be as follows:

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(In millions of United States dollars, except where noted)

Post-adoption Effect on Consolidated Balance Sheet	At December 31, 2012
	As presented	JV adjusted	Post- adoption
Current assets	$2,528	$(333)	$2,195
Mining interests – Owned by subsidiaries	24,279	(377)	23,902
Mining interests – Investments in equity accounted entities	2,088	569	2,657
Other non-current assets	2,317	(98)	2,219

Total assets	$31,212	$(239)	$30,973

Total liabilities	$(8,283)	$239	$(8,044)

Net assets	$22,929	$—	$22,929

Fair value measurement

In May 2011, as a result of the convergence project undertaken by the IASB with the US Financial Accounting Standards Board to develop common requirements for measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 – Fair Value Measurement (“IFRS 13”). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized.

The application of IFRS 13 will not have a significant impact on the Company’s consolidated financial statements.

Financial statement presentation

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. The amendment will not have a significant impact on the Company’s consolidated financial statements.

Employee benefits

In June 2011, the IASB issued amendments to IAS 19 – Employee Benefits (“IAS 19”) that introduced significant changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the options to defer or recognize in full in profit or loss actuarial gains and losses and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income. The amended IAS 19 also requires calculation of net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation.

In addition, other changes incorporated into the amended standard include changes made to the date of recognition of liabilities for termination benefits, and changes to the definitions of short-term employee benefits and other long-term employee benefits which may impact on the classification of liabilities associated with those benefits.

The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The amendments to IAS 19 will not have a significant impact on the Company’s consolidated financial statements.

Stripping costs in the production phase of a surface mine

In October 2011, the IASB issued IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in

114  |  GOLDCORP

(In millions of United States dollars, except where noted)

future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted and includes guidance on transition for pre-existing stripping assets.

The application of IFRIC 20 will not have a significant impact on the Company’s consolidated financial statements.

Accounting standards effective January 1, 2015

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

5.	CRITICAL JUDGEMENTS IN APPLYING ACCOUNTING POLICIES

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations (note 6), that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(a)	Operating levels intended by management

Prior to a mine being capable of operating at levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Management considers several factors (note 3(n)) in determining when a mining property is capable of operating at levels intended by management. During January 2013, the Company determined that the Pueblo Viejo mine, in which the Company holds a 40% equity interest, was capable of operating at levels intended by management and on January 15, 2013, the Company announced the declaration of commercial production at the Pueblo Viejo mine (note 31(a)).

(b)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

(c)	Functional currency

The functional currency for each of the Company’s subsidiaries, joint ventures and investments in associates, is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

GOLDCORP  |  115

(In millions of United States dollars, except where noted)

(d)	Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgements, taking into account all facts and circumstances. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business.

6.	KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on the Company’s consolidated financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(a)	Impairment of mining interests and goodwill

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests and goodwill are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. In assessing whether there is objective evidence that the Company’s mining interests represented by its investments in associates are impaired, the Company’s management considers observable data including the carrying amounts of the investees’ net assets as compared to their market capitalization.

In determining the recoverable amounts of the Company’s mining interests and goodwill, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions about metal selling prices, future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates (note 17). Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s mining interests and/or goodwill.

During the year ended December 31, 2012, the Company recognized a reversal of impairment expense of $65 million for the Company’s equity investment in Primero (notes 13(c) & 14) primarily due to an increase in Primero’s quoted market price in 2012 which indicated that the impairment expense recognized during the year ended December 31, 2011 had reversed.

At December 31, 2012, the carrying amounts of the Company’s mining interests and goodwill were $26,367 million and $1,737 million, respectively (notes 13 & 17).

(b)	Mine operating costs

In determining mine operating costs recognized in the Consolidated Statements of Earnings, the Company’s management makes estimates of quantities of ore stacked on leach pads and in process and the recoverable gold in this material to

116  |  GOLDCORP

(In millions of United States dollars, except where noted)

determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories.

At December 31, 2012, the carrying amount of current and non-current inventories was $837 million (2011 – $655 million)

(note 10).

(c)	Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces contained in proven and probable reserves and a portion of resources. The Company includes a portion of resources where it is considered probable that those resources will be economically extracted. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

(d)	Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the phases, pit, or mining property as appropriate (“strip ratio”). Changes in estimated strip ratios can result in a change to the future capitalization of stripping costs incurred.

At December 31, 2012, the carrying amount of stripping costs capitalized was $161 million (2011 – $90 million).

(e)	Fair values of assets and liabilities acquired in business combinations

In a business combination, it generally takes time to obtain the information necessary to measure the fair values of assets acquired and liabilities assumed and the resulting goodwill, if any. Changes to the provisional measurements of assets and liabilities acquired including the associated deferred income taxes and resulting goodwill may be retrospectively adjusted when new information is obtained until the final measurements are determined (within one year of acquisition date). The determination of fair value as of the acquisition date requires management to make certain judgements and estimates about future events, including, but not restricted to, estimates of mineral reserves and resources acquired, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates, and discount rates.

In determining the amount for goodwill, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the acquired business based on estimates of future revenues, expected conversions of resources to reserves, future production costs and capital expenditures, based on a life of mine plan. To estimate the fair value of the exploration potential, a market approach is used which evaluates recent comparable gold property transactions. The excess of acquisition cost over the net identifiable assets acquired represents goodwill.

(f)	Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying

GOLDCORP  |  117

(In millions of United States dollars, except where noted)

interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(g)	Estimated reclamation and closure costs

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates, assumptions of risks associated with the future cash outflows and assumptions of probabilities of alternative estimates of future cash outflows, and the applicable risk-free interest rates for discounting those future cash outflows. Significant judgements and estimates are required in forming assumptions of future activities, future cash outflows and the timing of those cash outflows. These assumptions are formed based on environmental and regulatory requirements or the Company’s environmental policies which may give rise to a constructive obligation. The Company’s assumptions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate and changes in any of the above factors can result in a change to the provision recognized by the Company. At December 31, 2012, the carrying amount of the Company’s provision for reclamation and closure cost obligations was $519 million (2011 – $395 million). The undiscounted value of these obligations is $2,813 million (2011– $1,354 million) (note 21).

For the purposes of calculating the present value of the provision for reclamation and closure cost obligations, the Company discounts the estimated future cash outflows using the risk-free interest rate applicable to the future cash flows, which is the appropriate US Treasury risk-free rate which reflects the reclamation lifecycle estimated for all sites, including operating and inactive mines and development projects. For those with a greater than 100-year reclamation lifecycle, a long-term risk-free rate is applied.

For the year ended December 31, 2012, the Company applied a 30-year risk-free rate of 2.9% to all sites with the exception of those sites with a reclamation lifecycle of greater than 100 years where a 5.2% risk-free rate was applied. The weighted average of the two discount rates was 4.9% (2011 – 4.6%).

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties (for operating mines and development projects) and as production costs (for inactive and closed mines) for the period. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

(h)	Guarantee of minimum cumulative silver ounces sold by Primero to Silver Wheaton

The Company recognizes a provision for the estimated payment for shortfall ounces on October 15, 2031 (calculated as $0.50 per estimated shortfall ounce) with respect to the guarantee it has provided to Silver Wheaton Corporation (“Silver Wheaton”) of the 215 million minimum cumulative ounces of silver to be produced by Primero at San Dimas and sold to Silver Wheaton at the agreed fixed price per ounce by October 15, 2031. The production of silver at San Dimas is not within the Company’s control. The provision is re-measured at the end of each reporting period to reflect changes in estimates of future production at San Dimas based on budget and forecast information obtained from Primero.

At December 31, 2012, the amount recognized as a liability for the Company’s guarantee to Silver Wheaton was $7 million.

(i)	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

In the fourth quarter of 2012, the Mexican government amended the Federal labour law regarding subcontracting arrangements to prevent using service companies to evade labour and tax obligations. The Company currently operates in Mexico using these subcontracting arrangements as is the common practice. The amendments also provided clarification on

118  |  GOLDCORP

(In millions of United States dollars, except where noted)

certain regulatory requirements associated with an employer’s obligation to compensate employees with appropriate statutory profit sharing within Mexico. The Company has assessed the implications of these amendments and has determined that it is probable that no additional obligation for statutory profit sharing payments is required to be recorded in the Company’s consolidated financial statements as at and for the year ended December 31, 2012, other than what is presently recorded.

7.	ACQUISITIONS OF MINING INTERESTS

(a)	Agua Rica

On August 31, 2011, the Company and Xstrata Queensland Limited (“Xstrata Queensland”) signed a definitive agreement with Yamana Gold Inc. (“Yamana”) whereby Minera Alumbrera Limited Sucursal Argentina (“Alumbrera SA”), an entity which the Company jointly controls with Xstrata Queensland and Yamana, was granted an exclusive four-year option to acquire Yamana’s interest in the Agua Rica project located 35 kilometres southeast of the Alumbrera mine in Argentina in exchange for payments over the four-year option period from the Company and Xstrata Queensland totalling $110 million. During the four-year option period, Alumbrera SA will manage the Agua Rica project and fund a feasibility study and all development costs. In addition to the $110 million payments from the Company and Xstrata Queensland, Yamana will receive $150 million upon an approval to proceed with construction and on exercise of the option to acquire the Agua Rica project and an additional $50 million on commissioning. Yamana will also be entitled to receive 65% of the payable gold produced from Agua Rica to a maximum of 2.3 million ounces. In accordance with the terms of the option agreement, the Company and Xstrata Queensland have made cumulative payments amounting to $50 million (Goldcorp’s share – $21 million).

The mining interest acquired has been assigned to and included in the Company’s Alumbrera reportable operating segment (notes 13, 15 & 16).

8.	PRODUCTION COSTS

Years ended December 31	2012	2011
Raw materials and consumables	$1,141	$1,002
Salaries and employee benefits (i)	472	457
Contractors	366	299
Royalties (note 13(l))	125	153
Change in inventories	(97)	(119)
Revisions in estimates and liabilities incurred on reclamation and closure cost obligations	84	21
Other	246	229

	$2,337	$2,042

(i)	Excludes $64 million (2011 – $53 million) of salaries and employee benefits included in corporate administration expense.

9.	FINANCE COSTS

Years ended December 31	2012	2011
Interest expense	$10	$7
Finance fees	4	2
Accretion of reclamation and closure cost obligations (note 21)	16	14

	$30	$23

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(In millions of United States dollars, except where noted)

10.	INVENTORIES AND STOCKPILED ORE

	At December 31 2012	At December 31 2011
Supplies	$244	$179
Finished goods	80	80
Work-in-process	38	23
Heap leach ore	304	237
Stockpiled ore	171	136

	837	655
Less: non-current stockpiled ore (note 19)	(115)	(81)

	$722	$574

The costs of inventories recognized as an expense for the year ended December 31, 2012 amounted to $2,631 million which is included in mine operating costs (2011 – $2,422 million).

The majority of the stockpiled ore is located at Alumbrera and is forecast to be drawn down throughout the remainder of Alumbrera’s mine life, until 2018. The portion that is to be processed over a period beyond the normal operating cycle is classified as non-current.

11.	NOTES RECEIVABLE

	At December 31 2012	At December 31 2011
$60 million 1-year Primero convertible note	$—	$30
$50 million 5-year Primero promissory note	42	52

	42	82
Current notes receivable within one year	(5)	(40)

Non-current notes receivable after one year	$37	$42

As partial consideration for the disposition of the San Dimas Assets/San Dimas Silver Wheaton Silver Purchase Agreement, the Company received the 1-year Primero convertible promissory note receivable and 5-year Primero promissory note (the “Primero Notes”). The Primero Notes are measured at amortized cost using the effective interest method and are accreted to the face value of the Primero Notes over the original terms using an annual effective interest rate of 5.0% and 5.5%, respectively. The conversion feature of the 1-year Primero convertible promissory note receivable (“Primero Convertible Note”) was an embedded derivative which was accounted for separately from the host note receivable and was measured at fair value at each balance sheet date.

On August 5, 2011, the Company exercised its option to extend the maturity of the Primero Convertible Note for an additional year with a revised maturity date of August 5, 2012. On October 19, 2011, Primero elected to repay $30 million of the principal amount of the Primero Convertible Note in cash. On August 7, 2012, the Company received an additional 8,422,460 Primero shares as settlement of the outstanding $30 million principal amount. As a result of the share issuance, the Company’s shareholding increased to 40.9% of the issued and outstanding common shares of Primero. Subsequently, on October 10, 2012, the Company completed a secondary offering of the 8,422,460 shares for total proceeds of C$44 million ($45 million). Immediately following completion of the sale, the Company’s shareholding decreased to 32.2% of the issued and outstanding common shares of Primero.

Interest income on the notes for the year ended December 31, 2012 amounted to $3 million, net of a nominal amount of accretion (2011 – $6 million, net of $1 million of accretion). The accrued interest receivable at December 31, 2012 of $nil million (December 31, 2011 – $5 million) is included in other current assets (note 12).

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(In millions of United States dollars, except where noted)

12.	OTHER CURRENT ASSETS

	At December 31 2012	At December 31 2011
Current derivative assets (note 23(a))	$42	$21
Prepaid expenses and other	46	48
Marketable securities (notes 18 & 23(b))	12	15
Money market investments (a)	—	272
Income taxes receivable	25	5
Other receivables	45	—

	$170	$361

(a)	The Company may hold certain cash balances as deposits with terms greater than 90 days. The investments are classified as held-to-maturity and measured at amortized cost.

GOLDCORP  |  121

(In millions of United States dollars, except where noted)

13.	MINING INTERESTS

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (h)(i)	Investments in associates(c)(d)	Total
Cost
At January 1, 2012	$7,087	$5,682	$8,833	$3,993	$1,536	$27,131
Expenditures on mining interests (a)(b)	642	624	9	740	506	2,521
Share of net earnings of associates (c)(d)	—	—	—	—	47	47
Transfers and other movements (g)	147	222	(302)	205	(1)	271

At December 31, 2012	7,876	6,528	8,540	4,938	2,088	29,970

Accumulated depreciation and depletion
At January 1, 2012	(1,780)	—	—	(1,142)		(2,922)
Depreciation and depletion (e)	(399)	—	—	(324)		(723)
Transfers and other movements (g)	(44)	—	—	86		42

At December 31, 2012	(2,223)	—	—	(1,380)		(3,603)

Carrying amount – December 31, 2012	$5,653	$6,528	$8,540	$3,558	$2,088	$26,367

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (h)(i)	Investments in associates(c)	Total
Cost
At January 1, 2011	$6,147	$4,995	$9,649	$3,403	$1,251	$25,445
Expenditures on mining interests (a)(b)	442	431	13	475	447	1,808
Share of net losses of associates (c)	—	—	—	—	(98)	(98)
Return of capital invested (f)	—	—	—	—	(64)	(64)
Transfers and other movements (g)	498	256	(829)	115	—	40

At December 31, 2011	7,087	5,682	8,833	3,993	1,536	27,131

Accumulated depreciation and depletion
At January 1, 2011	(1,357)	—	—	(863)		(2,220)
Depreciation and depletion (e)	(423)	—	—	(307)		(730)
Transfers and other movements (g)	—	—	—	28		28

At December 31, 2011	(1,780)	—	—	(1,142)		(2,922)

Carrying amount – December 31, 2011	$5,307	$5,682	$8,833	$2,851	$1,536	$24,209

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(In millions of United States dollars, except where noted)

A summary by property of the carrying amount of mining properties is as follows:

	Mining Properties
	Depletable	Non-depletable
	Reserves and	Reserves and	Exploration	Plant and	At December 31	At December 31
	resources	resources	potential	equipment (h)(i)	2012	2011
Red Lake (j)	$647	$905	$759	$475	$2,786	$2,592
Porcupine	309	58	—	145	512	442
Musselwhite	157	6	119	237	519	467
Éléonore (a)	—	1,258	—	446	1,704	1,235
Peñasquito (a)(j)	3,089	775	5,591	1,221	10,676	10,488
Los Filos	538	37	—	180	755	733
El Sauzal	63	—	—	13	76	101
Marlin	469	64	35	171	739	725
Cerro Blanco	—	167	—	8	175	129
Alumbrera	201	—	34	142	377	424
Cerro Negro (a)	—	2,001	1,781	343	4,125	3,670
Marigold	155	6	20	67	248	222
Wharf	25	—	—	16	41	36
El Morro (a)	—	1,251	115	17	1,383	1,272
Corporate and other (k)	—	—	86	77	163	137

	$5,653	$6,528	$8,540	$3,558	$24,279	$22,673

Investments in associates
Pueblo Viejo (f)					1,546	1,052
Primero (c)(d)					197	100
Tahoe					345	384

					2,088	1,536

					$26,367	$24,209

(a)	Includes capitalized borrowing costs incurred during the years ended December 31 as follows:

	2012	2011
Éléonore	$14	$8
Camino Rojo(j)	7	9
Cerro Negro	26	25
El Morro	16	17

	$63	$59

The amounts capitalized were determined by applying the weighted average cost of borrowings during the years ended December 31, 2012 and 2011 of 8.57% proportionately to the accumulated qualifying expenditures on mining interests.

(b)	During the year ended December 31, 2012, the Company incurred $207 million (2011 – $198 million) in exploration and evaluation expenditures, of which $152 million (2011 – $137 million) have been capitalized and included in expenditures on mining interests. The remaining $55 million (2011 – $61 million) were expensed.

(c)	During the year ended December 31, 2012, the Company recognized a reversal of impairment expense of $65 million (2011 – impairment expense of $65 million) in respect of the Company’s investment in Primero.

(d)

On August 7, 2012, the Company received an additional 8,422,460 Primero shares as settlement of the outstanding $30 million principal of the 1-year convertible note receivable from Primero. As a result of the share issuance, the Company’s shareholding increased to 40.9% of the issued and outstanding common shares of Primero. Subsequently, on October 10, 2012, the Company completed a secondary offering of the 8,422,460 shares for total proceeds of C$44 million ($45 million)

GOLDCORP  |  123

(In millions of United States dollars, except where noted)

and recognized a gain of $12 million, net of selling costs of $2 million. Immediately following completion of the sale, the Company’s shareholding decreased to 32.2% of the issued and outstanding common shares of Primero.

(e)	Depreciation and depletion expensed for the year ended December 31, 2012 was $675 million (2011 – $694 million) as compared to total depreciation and depletion of $723 million (2011 – $730 million) due to the capitalization of depreciation of $38 million (2011 – $15 million) relating to development projects, and movements in amounts allocated to work in progress inventories of $10 million (2011 – $21 million).

(f)	During the year ended December 31, 2011, the Company received a $64 million return of its investment in Dominicana Holdings Inc., the entity that indirectly owns the Pueblo Viejo project, which has been accounted for as a reduction in the Company’s investments in associates balance included in mining interests. There was no return of investment during the year ended December 31, 2012.

(g)	Transfers and movements primarily represent the reclassification of carrying amounts of reserves, resources and exploration potential as a result of the conversion of the categories of mining properties, and deposits on mining interests which are capitalized and included in the carrying amounts of the related mining properties during the period.

(h)	At December 31, 2012, assets under construction and therefore not yet being depreciated, included in the carrying amount of plant and equipment, amounted to $786 million (December 31, 2011 – $477 million).

(i)	At December 31, 2012, finance leases included in the carrying amount of plant and equipment amounted to $86 million (December 31, 2011 – $2 million).

(j)	The Company’s 100% interests in the Camino Rojo gold project in Mexico and the Cochenour gold project in Canada are included in the carrying amounts of the Peñasquito and Red Lake mining properties, respectively.

(k)	Corporate and other includes exploration properties in Mexico with a carrying value as at December 31, 2012 of $86 million (2011 – $86 million).

(l)	Certain of the mining properties in which the Company has interests are subject to royalty arrangements based on their net smelter returns (“NSRs”), modified NSRs, net profits interest (“NPI”) and/or net earnings. Royalties are expensed at the time of the sale of gold and other metals. For the year ended December 31, 2012, royalties included in production costs amounted to $125 million (2011 – $153 million) (note 8). At December 31, 2012, the significant royalty arrangements of the Company were as follows:

Producing mining properties:
Musselwhite	1 – 5% of NPI
Peñasquito	2% of NSR
Marlin (i)	5% of NSR
Alumbrera	3% of modified NSR plus 20%
YMAD royalty
Marigold	5 – 10% of NSR
Development projects:
Éléonore	2.2 – 3.5% of NSR
Cerro Blanco (i)	4% of NSR
Cerro Negro	3 – 4% of modified NSR
and 1% of net earnings
El Morro	2% of NSR
Pueblo Viejo	3.2% of NSR; 0 – 28.8% NPI

(i)	On January 26, 2012, the Government of Guatemala and the Guatemalan Chamber of Industry publicly announced an agreement to voluntarily increase the royalties paid on the production of precious metals in Guatemala from 1% to 4% of gross revenues. In addition to this increase, Marlin has agreed to pay an additional 1% voluntary royalty.

124  |  GOLDCORP

(In millions of United States dollars, except where noted)

14.	INVESTMENTS IN ASSOCIATES

At December 31, 2012, the Company has a 40% interest in Pueblo Viejo, a 32.1% interest in Primero (a) and a 39.9% interest in Tahoe (a) which are accounted for using the equity method and the Company adjusts each associate’s financial results where appropriate to give effect to uniform accounting policies. Summarized financial information of Pueblo Viejo, Primero, and Tahoe is as follows:

Years ended December 31	2012	2011
Revenues	$183	$157

Net losses of associates	$(34)	$(80)

The Company’s equity share of net losses of associates	$(18)	$(33)

	At December 31 2012	At December 31 2011
Current assets	$590	$542
Non-current assets	5,651	4,501

	6,241	5,043

Current liabilities	(349)	(292)
Non-current liabilities	(3,086)	(1,979)

	(3,435)	(2,271)

Net assets	$2,806	$2,772

The Company’s equity share of net assets of associates	$1,076	$1,090

	2012	2011
Cost of the Company’s investments in associates at January 1	$1,536	$1,251
Expenditures and investments, net of distributions (note 13)	506	383
Ownership interest in associates acquired in the year (note 13(d))	30	—
Partial disposition of investment in associate (note 13(d))	(31)	—
The Company’s share of net losses of associates (b)	(18)	(33)
Impairment reversal (expense) of investment in associate (note 13(c))	65	(65)

Cost of the Company’s investments in associates at December 31	$2,088	$1,536

(a)	The quoted market values of the Company’s investments in Primero and Tahoe at December 31, 2012 was $200 million and $1,062 million, respectively, based on the closing share prices.

(b)	During the year ended December 31, 2012, Pueblo Viejo recognized an impairment expense of $35 million, net of tax (Goldcorp’s share – $14 million), in respect of certain power assets (December 31, 2011 – $45 million, net of tax; Goldcorp’s share – $18 million).

(c)	At December 31, 2012, the Company’s share of associates’ commitments is $88 million (2011 – $326 million). These commitments are included in the Company’s consolidated commitments (note 23(d)(ii)).

(d)	On December 13, 2012, Primero announced its intention to acquire 100% of the issued and outstanding shares of Cerro Resources NL (“Cerro”). Cerro holds a 69% interest in the feasibility stage Cerro del Gallo project in Mexico. The remaining 31% of the Cerro del Gallo project is held by the Company. Upon completion of the transaction, the Company would hold a direct and indirect holding of approximately 53% in the project.

GOLDCORP  |  125

(In millions of United States dollars, except where noted)

15.	JOINTLY CONTROLLED ENTITY

The Company has a 37.5% interest in one jointly controlled entity, Alumbrera(a). The Company’s share of net earnings and comprehensive income and cash flows of Alumbrera for the years ended December 31 is as follows:

	2012	2011
Revenues	$615	$571
Production costs	(301)	(335)
Depreciation and depletion	(73)	(60)

Earnings from mine operations	241	176
Finance costs	(3)	(6)
Other income/expenses	(4)	—
Income taxes	(71)	(52)

Net earnings and comprehensive income	$163	$118

	2012	2011
Operating activities	$140	$224
Investing activities	(23)	(21)
Financing activities (b)	—	(211)

Increase (decrease) in cash and cash equivalents	$117	$(8)

The Company’s share of Alumbrera’s net assets is as follows:

	At December 31 2012	At December 31 2011
Current assets	$333	$139
Mining interests	377	424
Other non-current assets	98	69

	808	632

Current liabilities	(113)	(95)
Deferred income taxes	(108)	(118)
Provisions	(18)	(19)

	(239)	(232)

Net assets	$569	$400

(a)	The Company’s share of commitments and contingent liabilities of Alumbrera incurred jointly by investors is $4 million (December 31, 2011 – $6 million), excluding the option payments arising from Alumbrera’s acquisition of the Agua Rica project.

(b)	Financing activities is comprised of intercompany payments including dividends, intercompany loans and interest payments which are eliminated upon consolidation.

(c)	As a result of the application of new accounting standards effective for annual periods on or after January 1, 2013 (note 4), the Company anticipates that its 37.5% interest in Alumbrera, which is currently proportionately consolidated in the Company’s consolidated financial statements, will be required to be accounted for using the equity method and the Company’s share of net earnings and net assets will be separately disclosed in the Consolidated Statements of Earnings and Cash Flows, and Consolidated Balance Sheets, respectively.

126  |  GOLDCORP

(In millions of United States dollars, except where noted)

16.	SEGMENTED INFORMATION

The Company’s reportable operating segments reflect the Company’s individual mining interests and are reported in a manner consistent with the internal reporting used by the Company’s management to assess the Company’s performance.

Significant information relating to the Company’s reportable operating segments are summarized in the tables below:

			Earnings
			(loss) from	Expenditures
		Depreciation	operations and	on mining
	Revenues (d)	and depletion	associates (e)(f)	interests (g)
	Year ended December 31, 2012
Red Lake (a)	$852	$83	$503	$281
Porcupine	439	51	88	111
Musselwhite	403	44	161	99
Éléonore	—	—	—	471
Peñasquito (a)	1,588	207	640	259
Los Filos	565	50	325	85
El Sauzal	137	35	41	9
Marlin	551	100	256	97
Cerro Blanco	—	—	—	46
Alumbrera (note 15)	615	73	241	29
Cerro Negro (h)	—	—	—	322
Marigold	160	17	67	46
Wharf	125	4	67	8
El Morro	—	—	—	112
Pueblo Viejo	—	—	(12)	506
Other (c)	—	11	(207)	40

Total	$5,435	$675	$2,170	$2,521

	Year ended December 31, 2011
Red Lake (a)	$971	$89	$636	$268
Porcupine	434	80	132	92
Musselwhite	381	36	158	67
Éléonore	—	—	—	234
Peñasquito (a)	1,144	170	376	170
Los Filos	522	58	302	74
El Sauzal	160	43	62	11
Marlin	907	129	607	105
Cerro Blanco	—	—	—	45
Alumbrera (note 15)	571	60	176	27
Cerro Negro (h)	—	—	—	122
Marigold	163	19	61	25
Wharf	109	3	58	16
El Morro	—	—	—	95
Pueblo Viejo	—	—	(16)	447
Other (c)	—	7	(314)	10

Total	$5,362	$694	$2,238	$1,808

GOLDCORP  |  127

(In millions of United States dollars, except where noted)

	Total assets
	At December 31 2012	At December 31 2011
Red Lake (a)	$3,477	$3,039
Porcupine	552	483
Musselwhite	550	488
Éléonore	1,808	1,269
Peñasquito (a)	11,790	11,363
Los Filos	1,223	1,226
El Sauzal	73	222
Marlin	872	1,159
Cerro Blanco	180	133
Alumbrera	808	632
Cerro Negro (h)	5,312	4,732
Marigold	356	324
Wharf	83	105
El Morro	1,395	1,292
Pueblo Viejo (b)	1,546	1,052
Other (c)	1,187	1,855

Total	$31,212	$29,374

	Total liabilities
	At December 31 2012	At December 31 2011
Red Lake (a)	$124	$95
Porcupine	259	173
Musselwhite	93	81
Éléonore	492	392
Peñasquito (a)	3,011	2,947
Los Filos	116	103
El Sauzal	60	60
Marlin	115	97
Cerro Blanco	3	5
Alumbrera	233	228
Cerro Negro	1,362	1,203
Marigold	71	71
Wharf	39	51
El Morro	468	448
Other (c)	1,837	1,935

Total	$8,283	$7,889

(a)	The Company’s 100% interests in the Camino Rojo gold project in Mexico and the Cochenour gold project in Canada are included in the Peńasquito and Red Lake reportable operating segments, respectively.

(b)	Total assets include the reduction in the Company’s investment balance as a result of the $64 million return of the Company’s investment received during the year ended December 31, 2011 (note 13(f)).

(c)

Includes corporate activities, the Company’s investments in and results of Primero and Tahoe, certain exploration properties in Mexico and corporate assets which have not been allocated to the above segments. Total corporate assets and liabilities at December 31, 2012 were $559 million and $1,837 million, respectively (December 31, 2011 – $1,285 million and $1,935

128  |  GOLDCORP

(In millions of United States dollars, except where noted)

million). At December 31, 2012, exploration properties in Mexico had total assets and total liabilities carrying values of $86 million and $nil, respectively (December 31, 2011 – $86 million and $nil, respectively).

(d)	The Company’s principal product is gold doré with the refined gold bullion sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party refineries. The Company’s revenues from operations (excluding attributable share of revenues from associates) for the years ended December 31 are as follows:

	2012	2011
Gold	$3,908	$3,912
Silver	815	795
Copper	366	338
Zinc	234	195
Lead	97	104
Other	15	18

	$5,435	$5,362

(e)	Intersegment sales and transfers are eliminated in the above information reported to the Company’s chief operating decision maker.

(f)	The $82 million of net income for the year ended December 31, 2012 (2011 – net income of $329 million), which reconciles the Company’s earnings from operations and associates of $2,170 million (2011 – $2,238 million) to the Company’s earnings before taxes of $2,252 million (2011 – $2,567 million), mainly arose from corporate activities and would be primarily allocated to the Other reportable operating segment.

(g)	Segmented expenditures on mining interests include capitalized borrowing costs, net of investment tax credits and are presented on an accrual basis (note 13). Expenditures on mining interests and interest paid in the Consolidated Statements of Cash Flows are presented on a cash basis. For the year ended December 31, 2012, the change in accrued expenditures was an increase of $164 million (2011 – increase of $114 million).

(h)	In respect of government regulations, the Company became subject to import restrictions enacted in Argentina relating to equipment, materials and services required for the construction of the Cerro Negro project. In addition, new import substitution requirements were announced in May 2012 requiring the Company to submit its import programs for review 120 days in advance. These new regulations have subjected the Company to delays in the project schedule.

17.	GOODWILL

The carrying amount of goodwill has been allocated to the Company’s CGUs and included in the respective operating segment assets in note 16 as shown below:

	At December 31 2012	At December 31 2011
Cerro Negro	$975	$975
Red Lake	405	405
Peñasquito	283	283
Los Filos	74	74

	$1,737	$1,737

GOLDCORP  |  129

(In millions of United States dollars, except where noted)

Goodwill is assessed for impairment annually as at December 31, or when circumstances indicate there may be an impairment, and is allocated to CGUs on the basis of management’s internal review. The recoverable amounts of CGUs with allocated goodwill as noted above have been determined by reference to the CGUs’ future after-tax cash flows expected to be derived from the Company’s mining properties less estimated costs to sell the mining properties. The after-tax cash flows have been determined based on life of mine after-tax cash flow projections which incorporate management’s best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures, and long-term foreign exchange rates. Cash flow projections beyond five years are based on life of mine plans assuming management estimates of long-term metal prices.

The projected cash flows are significantly affected by changes in assumptions about metal selling prices, future capital expenditures, production cost estimates, discount rates and exchange rates. Metal selling prices are estimated based on historical price volatility and market consensus pricing. For the 2012 year end annual assessment, metal prices assumptions ranged from $1,600 to $1,350 per ounce for gold; $30 to $24 per ounce for silver; $3.50 to $3.00 per pound for copper; $0.95 to $0.85 per pound for zinc; and $0.95 to $0.80 per pound for lead. The exchange rate assumption is based on management’s estimate of consensus long-term rates at the time of impairment assessment. The cash flow projections are discounted using an after-tax discount rate of 5% which represents the Company’s weighted-average cost of capital. A sustained 15% decrease in long-term metal prices assumptions, by itself, could have an adverse impact on the estimated recoverable amounts of the CGUs.

The Company has not recognized impairment losses on the goodwill balances as at December 31, 2012 and 2011.

18.	INVESTMENTS IN SECURITIES

	At December 31 2012	At December 31 2011
Equity securities – available-for-sale	$174	$222
Less: marketable securities classified as other current assets (note 12)	(12)	(15)

	$162	$207

The Company has investments in equity securities in accordance with its long-term investment plans. These investments are classified as non-current assets if the Company intends to hold the investment for more than 12 months. Those securities the Company does not intend to hold for the long-term are classified as marketable securities within other current assets. The equity securities are classified as available-for-sale and measured at fair value with mark-to-market gains and losses recognized directly in other comprehensive income (note 23(b)).

130  |  GOLDCORP

(In millions of United States dollars, except where noted)

19.	OTHER NON-CURRENT ASSETS

	At December 31 2012	At December 31 2011
Sales/indirect taxes recoverable	$100	$41
Stockpiled ore (note 10)	115	81
Other	71	34

	$286	$156

20.	LONG TERM DEBT

	At December 31 2012	At December 31 2011
$863 million convertible senior notes	$783	$737

On June 5, 2009, the Company issued convertible senior notes (“the Notes” or “the Company’s Notes”) with an aggregate principal amount of $863 million. The Notes are unsecured and bear interest at an annual rate of 2.0% payable semi-annually in arrears on February 1 and August 1 of each year, beginning on February 1, 2010, and mature on August 1, 2014.

Holders of the Notes may convert the Notes at their option at any time during the period from May 1, 2014 to the maturity date and at any time during the period from June 5, 2009 to May 1, 2014, subject to certain market and other conditions. The Notes are convertible into the Company’s common shares at a conversion rate of 20.8407 common shares for every $1,000 principal amount of Notes, subject to adjustment in certain events. Subject to satisfaction of certain conditions, the Company may, upon conversion by the holder, elect to settle in cash or a combination of cash and common shares. The Notes are non-redeemable, except upon occurrence of certain changes in Canadian withholding tax laws or a fundamental change.

The option to settle in cash upon conversion results in the conversion feature of the Notes being accounted for as an embedded derivative which must be separately accounted for at fair value upon initial recognition. Subsequently, the conversion feature is measured at fair value at each reporting date and the movement reported in net earnings (note 23(c)(ii)). The carrying amount of the debt component upon initial recognition was calculated as the difference between the proceeds received for the Notes and the fair value of the conversion feature, and is accreted to the face value of the Notes over the term of the Notes using an annual effective interest rate of 8.57%.

Of the $63 million of interest incurred on the Notes for the year ended December 31, 2012 (2011 – $59 million), which includes $46 million of accretion (2011 – $42 million), $63 million has been capitalized as part of the costs of qualifying mining properties (2011 – $59 million) (note 13(a)). Interest incurred, including accretion expense, that has not been capitalized is included in finance costs in the Consolidated Statements of Earnings.

GOLDCORP  |  131

(In millions of United States dollars, except where noted)

21.	PROVISIONS

	At December 31 2012	At December 31 2011
Reclamation and closure cost obligations	$519	$395
Less: current portion included in other current liabilities	(17)	(31)

	502	364
Other	16	11

	$518	$375

Reclamation and closure cost obligations

The Company incurs reclamation and closure cost obligations relating to its operating, inactive and closed mines and development projects. The present value of obligations relating to operating and inactive mines and development projects is currently estimated at $261 million, $221 million and $37 million, respectively (December 31, 2011 – $236 million, $137 million and $22 million, respectively) reflecting anticipated cash flows to be incurred over approximately the next 100 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The total provision for reclamation and closure cost obligations at December 31, 2012 is $519 million (December 31, 2011 – $395 million). The undiscounted value of these obligations is $2,813 million (December 31, 2011 – $1,354 million), calculated using an effective weighted inflation rate assumption of 2% (December 31, 2011 – 2%). Accretion expense of $16 million has been charged to earnings for the year ended December 31, 2012 (2011 – $14 million) to reflect an increase in the carrying amount of the reclamation and closure cost obligations which has been determined using an effective weighted discount rate of 4.9% (note 6(g)). Changes to the reclamation and closure cost obligations during the years ended December 31 are as follows:

	2012	2011
Reclamation and closure cost obligations – beginning of year	$395	$360
Reclamation expenditures	(21)	(23)
Accretion expense, included in finance costs (note 9)	16	14
Revisions in estimates and obligations incurred	129	44

Reclamation and closure cost obligations – end of year	$519	$395

132  |  GOLDCORP

(In millions of United States dollars, except where noted)

22.	INCOME TAXES

Years ended December 31	2012	2011
Current income tax expense	$535	$473
Deferred income tax (recovery) expense	(32)	213

Income taxes	$503	$686

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. These differences result from the following items:

Years ended December 31	2012	2011
Earnings before taxes	$2,252	$2,567
Canadian federal and provincial income tax rates (a)	25.0%	26.5%

Income tax expense based on Canadian federal and provincial income tax rates	563	680
Increase (decrease) attributable to:
Impact of foreign exchange on deferred income tax assets and liabilities	(32)	89
Other impacts of foreign exchange	1	(9)
Non-deductible expenditures	24	30
Effects of different foreign statutory tax rates on earnings of subsidiaries	36	(68)
Non-taxable portion of gain on disposition of securities (note 23(b)(ii))	—	(45)
Non-taxable mark-to-market gains on convertible debt and Goldcorp share purchase warrants	(32)	(19)
Investment (write-ups) write-downs not tax effected	(5)	30
Changes in reserves for tax positions	(31)	6
Impact of increase in Québec mining tax rates	—	23
Provincial mining taxes and resource allowance	32	53
Impact of future income tax rates applied versus current statutory rates	(4)	(26)
Impact of Mexican inflation on tax values	(22)	(24)
Other	(27)	(34)

	$503	$686

(a)	The Canadian Federal corporate tax rate decreased from 16.5% to 15.0% in 2012, resulting in a decrease in the Company’s statutory tax rate from 26.5% to 25.0%.

Income tax (expenses) recoveries recognized in other comprehensive income (note 23(b)) are as follows:

Years ended December 31	2012	2011
Net valuation losses on available-for-sale investments recognized in other comprehensive income	$4	$26
Net valuation losses on available-for-sale investments recognized in net earnings	(8)	(11)
Gain on disposition of securities recognized in net earnings	1	42

	$(3)	$57

GOLDCORP  |  133

(In millions of United States dollars, except where noted)

The significant components of deferred income tax assets and liabilities are as follows:

	At December 31 2012	At December 31 2011
Deferred income tax assets (a)
Unused non-capital losses	$37	$27
Investment tax credits	24	36
Deductible temporary differences relating to:
Reclamation and closure cost obligations	119	91
Other	67	71

	247	225

Deferred income tax liabilities
Taxable temporary differences relating to:
Mining interests	(5,605)	(5,519)
Other	(184)	(266)

	(5,789)	(5,785)

Deferred income tax liabilities, net	$(5,542)	$(5,560)

(a)	The Company believes that it is probable that the results of future operations will generate sufficient taxable income to realize the above noted deferred income tax assets. At December 31, 2012, the Company had alternative minimum tax (“AMT”) credits with a tax benefit of $16 million (December 31, 2011 – $12 million) which have not been recognised as deferred income tax assets. The AMT credits have no expiry date.

23.	FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities classified as at FVTPL

The Company’s financial assets and liabilities classified as at FVTPL are as follows:

	At December 31 2012	At December 31 2011
Current derivative assets (note 12)
Foreign currency, heating oil, copper, lead and zinc contracts	$42	$20
Investments in warrants	—	1

	$42	$21

Current derivative liabilities
Foreign currency, heating oil, copper, lead and zinc contracts	$(30)	$(28)
Non-financial contract to sell silver to Silver Wheaton (i)	(38)	(37)

	$(68)	$(65)

Non-current derivative liabilities
Non-financial contract to sell silver to Silver Wheaton (i)	$(22)	$(53)
Conversion feature of convertible senior notes (iii)	(57)	(184)

	$(79)	$(237)

In addition, accounts receivable have been designated and classified as at FVTPL and loans and receivables by the Company as follows:

	At December 31 2012	At December 31 2011
Arising from sales of metal concentrates – classified as at FVTPL	$410	$292
Not arising from sales of metal concentrates – classified as loans and receivables	303	181

Accounts receivable	$713	$473

134  |  GOLDCORP

(In millions of United States dollars, except where noted)

The net gains (losses) on derivatives for the years ended December 31 were comprised of the following:

Years ended December 31	2012	2011
Realized gains (losses)
Foreign currency, heating oil, copper, lead, zinc and silver contracts	$20	$14
Non-financial contract to sell silver to Silver Wheaton (i)	(20)	(26)
Share purchase warrants (ii)	—	33

	—	21

Unrealized gains (losses)
Foreign currency, heating oil, copper, lead, zinc and silver contracts	20	—
Investments in warrants	(1)	(7)
Non-financial contract to sell silver to Silver Wheaton (i)	9	24
Share purchase warrants (ii)	—	(5)
Conversion feature of convertible senior notes (iii)	127	49

	155	61

	$155	$82

(i)	Non-financial contract to sell silver to Silver Wheaton

At December 31, 2012, management estimates that the fair value of the Company’s commitment to deliver 1.5 million ounces of silver to Silver Wheaton during each of the remainder of the four contract years ending August 5, 2014 at a fixed price per ounce is $60 million (December 31, 2011 – $90 million). The fair value was estimated as the difference between the forward market prices of silver for the remainder of the four contract years ending August 5, 2014 ranging from $30.24 to $30.42 per ounce (December 31, 2011 – $28.04 to $29.55 per ounce) and the fixed price of $4.04 per ounce, subject to an annual adjustment for inflation, receivable from Silver Wheaton, multiplied by the remaining ounces to be delivered, and discounted using the Company’s after-tax weighted average cost of capital. Of the $60 million (December 31, 2011 – $90 million), $38 million (December 31, 2011 – $37 million) is included in current derivative liabilities with the remaining amount included in non-current derivative liabilities. The Company recorded a net loss on derivatives in the year ended December 31, 2012 of $11 million (2011 – net loss of $2 million) comprised of a realized loss of $20 million (2011 – realized loss of $26 million) on ounces delivered during the year and an unrealized gain of $9 million (2011 – unrealized gain of $24 million) on remaining ounces to be delivered. The remaining total ounces to be delivered by the Company as at December 31, 2012 were 2.4 million ounces (December 31, 2011 – 3.9 million ounces).

(ii)	Share purchase warrants

During the three months ended June 30, 2011, 7.8 million of the Company’s 9.2 million share purchase warrants were exercised for total proceeds of C$350 million ($358 million). The Company reclassified $14 million from current liabilities to share capital, representing the fair value of the share purchase warrants on the dates of exercise. The Company’s remaining 1.4 million outstanding share purchase warrants expired unexercised on June 9, 2011.

The Company recorded a $28 million net gain on derivatives in the Consolidated Statement of Earnings during the year ended December 31, 2011 representing the change in fair value of share purchase warrants outstanding during the period to the dates of exercise or expiry.

(iii)	Conversion feature of convertible senior notes

At December 31, 2012, non-current derivative liabilities included $57 million (December 31, 2011 – $184 million) representing the fair value of the conversion feature of the Company’s Notes outstanding (note 20). During the year ended December 31, 2012, the Company recognized an unrealized gain of $127 million on derivatives, representing the change in fair value of the conversion feature of the Company’s Notes during the year (2011 – $49 million unrealized gain).

GOLDCORP  |  135

(In millions of United States dollars, except where noted)

(b)	Financial assets classified as available-for-sale

The Company’s investments in marketable securities (included in other current assets (note 12)) and other equity securities (classified as non-current (note 18)) are classified as available-for-sale. The unrealized gains (losses) on available-for-sale investments recognized in other comprehensive income for the years ended December 31 were as follows:

	2012	2011

Mark-to-market losses on equity securities	$(56)	$(225)

Deferred tax recovery in OCI	4	26

Mark-to-market losses on available-for-sale securities, net of tax	(52)	(199)

Reclassification adjustment for impairment losses recognized in net earnings, net of tax of $8 million (i)	63	76

Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net earnings, net of tax of $1 million (2011 – $42 million) (ii)	(3)	(294)

	$8	$(417)

(i)	The Company recognized an impairment expense of $71 million (2011 – $87 million) on certain of its equity and marketable securities resulting from continued declines in the market prices of the underlying securities. As a result, the $63 million, net of tax of $8 million, mark-to-market losses previously recognised in OCI were reclassified to net earnings (2011 – $76 million, net of tax of $11 million).
(ii)	On February 8, 2011, the Company disposed of its 10.1% interest in Osisko Mining Corporation to a syndicate of underwriters at a price of C$13.75 per common share held, for total gross proceeds of C$530 million ($536 million). On the date of disposition, the Company reclassified the cumulative mark-to-market gains previously recognized in OCI of $337 million to earnings for the period and recognized a gain on disposition of $320 million ($279 million after tax), net of selling costs of $17 million. A $1 million loss on disposal of marketable securities was recognized during the fourth quarter of 2011.

(c)	Fair value information

(i)	Fair value measurements of financial assets and liabilities recognized on the Consolidated Balance Sheets

The categories of fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

136  |  GOLDCORP

(In millions of United States dollars, except where noted)

At December 31, 2012, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities measured and recognized on the Consolidated Balance Sheets at fair value are categorized as follows:

	December 31, 2012		December 31, 2011
	Level 1	Level 2	Level 1	Level 2
Cash and cash equivalents (note 27)	$918	$—	$1,502	$—
Marketable securities (note 12)	12	—	15	—
Accounts receivable arising from sales of metal concentrates (note 23(a))	—	410	—	292
Investments in warrants (note 23(a)(ii))	—	—	1	—
Investments in equity securities (note 18)	162	—	207	—
Current derivative assets (note 23(a))	—	42	—	21
Current derivative liabilities (note 23(a))	—	(68)	—	(65)
Non-current derivative liabilities:
Non-financial contract to sell silver to Silver Wheaton (note 23(a)(i))	—	(22)	—	(53)
Conversion feature of convertible senior notes (note 23(a)(iii))	—	(57)	—	(184)

At December 31, 2012, there were no financial assets or liabilities measured and recognized on the Consolidated Balance Sheet at fair value that would be categorized as level 3 in the fair value hierarchy above (December 31, 2011 – $nil).

There were no transfers between level 1 and level 2 during the years ended December 31, 2012 and 2011.

(ii)	Valuation methodologies for Level 2 financial assets and liabilities

Accounts receivable arising from sales of metal concentrates:

The Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s accounts receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market.

Current derivative assets and liabilities:

The Company’s current derivative assets and liabilities are comprised of commodity and currency forward and option contracts and the current portion of the Company’s non-financial contract to sell silver to Silver Wheaton. The fair values of the forward contracts are calculated using discounted contractual cash flows based on quoted forward curves and discount rates incorporating LIBOR and the applicable yield curve. The fair values of the option contracts are priced using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates and option adjusted credit spreads.

Non-financial contract to sell silver to Silver Wheaton:

The fair value of ounces to be delivered is calculated using quoted silver forward prices over the contractual term less the fixed price of $4.04 per ounce, subject to an annual adjustment for inflation, and discounted using the Company’s after-tax weighted average cost of capital (note 23(a)(i)).

Conversion feature of convertible senior notes:

The fair value of the conversion feature is calculated using an option pricing model. The model utilizes a discounted cash flow analysis using a discount rate with an option adjusted credit spread, and the closing price of the Company’s Notes at the balance sheet date, and which are considered to be traded in an active market (note 23(a)(iii)).

GOLDCORP  |  137

(In millions of United States dollars, except where noted)

(iii)	Fair values of financial assets and liabilities not already measured and recognized at fair value on the Consolidated Balance Sheet

At December 31, 2012, the carrying amounts of accounts receivable not arising from sales of metal concentrates, and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

Convertible senior notes:

The initial recognition amount of the liability component of the Company’s Notes has been accreted from June 5, 2009 to December 31, 2012 based on an annual effective interest rate of 8.57% (note 20). Management estimates the market interest rate on similar borrowings without the conversion feature has decreased to approximately 1.52% per annum as at December 31, 2012. Accordingly, the fair value of the liability component of the Company’s Notes has increased to $876 million, compared to a carrying amount of $790 million, which includes $7 million of accrued interest payable included in accounts payable and accrued liabilities at December 31, 2012.

Primero 5-year Promissory Note:

The Primero 5-year Promissory Note has been accreted during the year ended December 31, 2012 based on an annual effective interest rate of 5.50% (note 11). Management estimates the market interest rate on similar borrowings has increased to approximately 5.78% per annum as at December 31, 2012. Accordingly, the fair value of the Primero 5-year Promissory Note has decreased to $41 million, compared to a carrying amount of $42 million (note 11).

(d)	Financial instrument risk exposure

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks to which it is exposed in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to, and its objectives and policies for managing those risk exposures:

(i)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents, money market investments, derivative assets and other receivables. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables at December 31, 2012 is considered to be negligible. The Company invests its cash and cash equivalents and money market investments in highly-rated corporations and government issuances in accordance with its short-term investment policy and the credit risk associated with its investments is considered to be low. Foreign currency, heating oil and commodity contracts are entered into with large international financial institutions with strong credit ratings.

138  |  GOLDCORP

(In millions of United States dollars, except where noted)

The Company’s maximum exposure to credit risk is as follows:

	At December 31 2012	At December 31 2011
Cash and cash equivalents (note 27)	$918	$1,502
Accounts receivable (note 23(a))	713	473
Other receivables (note 12)	45	—
Money market investments (note 12)	—	272
Current and non-current derivative assets (note 23(a))	42	21
Current and non-current notes receivable (note 11)	42	82
Accrued interest receivable (note 12)	—	5

	$1,760	$2,355

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and money market investments.

During the year ended December 31, 2012, the Company generated cash flows from operations of $2,097 million (2011 – $2,366 million). At December 31, 2012, Goldcorp held cash and cash equivalents of $918 million (December 31, 2011 – $1,502 million), of which $161 million (December 31, 2011 – $44 million) is held by the Company’s joint ventures and which is not available for use by the Company. At December 31, 2012, the Company had working capital of $1,127 million (excluding working capital of the Company’s joint ventures) (December 31, 2011 – $2,131 million) which the Company defines as current assets less current liabilities.

On November 23, 2011, the Company entered into a $2 billion 5-year senior revolving credit facility with a syndicate of 15 lenders. This unsecured floating rate credit facility replaced the Company’s 2007 $1.5 billion revolving credit facility. Amounts drawn incur interest at LIBOR plus 0.875% to 1.750% per annum and undrawn amounts are subject to a 0.08% to 0.30% per annum commitment fee; both fees are dependent on the Company’s debt ratings. All amounts drawn are required to be refinanced or repaid by November 23, 2016. The revolving credit facility was not used during 2012.

In April 2010, Barrick Gold Corporation (“Barrick”), the project operator, and Goldcorp finalized the terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo ($414 million – Goldcorp’s share). The lending syndicate is comprised of international financial institutions including two export credit agencies and a syndicate of commercial banks. The financing amount is divided into three tranches consisting of $375 million, $400 million and $260 million with terms of fifteen years, fifteen years and twelve years, respectively. The $375 million tranche bears a fixed coupon rate of 4.02% for the entire fifteen years. The $400 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus

5.10% (inclusive of a political risk insurance premium) for years thirteen to fifteen. The $260 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 4.85% (inclusive of political risk insurance premium) for years eleven and twelve. Barrick and Goldcorp have each provided a guarantee for their proportionate share of the loan. The guarantees will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to a carve-out for certain political risk events. At December 31, 2012, there was a total of $940 million drawn against the credit facility (Goldcorp’s share – $376 million).

On December 18, 2012, the Company entered into a 1-year $469 million Argentine peso ($100 million) credit facility with a third party in Argentina. This credit facility will be used to fund construction at the Company’s Cerro Negro project. The facility bears interest at Badlar, the average interest rate paid on short-term deposits over $1 million Argentine pesos, plus a floating

GOLDCORP  |  139

(In millions of United States dollars, except where noted)

margin based on 75% of the differential between the general lending rate and the deposit rate set by the Standard Bank Argentina S.A. At December 31, 2012, the Company had drawn $45 million against the credit facility.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments:

	At December 31, 2012					At December 31, 2011
	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities (a)	$879	$—	$—	$—	$879	$612
Current and non-current derivative liabilities (note 23(a))	68	23	—	—	91	123
Debt re-payments (principal portion) (note 20)	—	863	—	—	863	863
Interest payments on convertible senior notes (note 20)	17	17	—	—	34	52
Capital expenditure commitments	743	21	—	—	764	765
Reclamation and closure cost obligations (note 21)	18	45	45	2,705	2,813	1,354
Minimum rental and lease payments	12	12	3	22	49	11
Other	55	7	4	64	130	72

	$1,792	$988	$52	$2,791	$5,623	$3,852

(a)	Excludes accrued interest on convertible senior notes which is disclosed separately in the above table.

At December 31, 2012, the Company had letters of credit outstanding and secured deposits in the amount of $427 million (December 31, 2011 – $308 million).

In the opinion of management, the working capital at December 31, 2012, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for 2013 is $2.8 billion, 40% of which relate to operations and the remaining 60% to projects (Cerro Negro, Éléonore, Cochenour, El Morro, Camino Rojo and Pueblo Viejo).

At December 31, 2012, the Company’s committed capital expenditures payable over the next twelve months amounted to $743 million (December 31, 2011 – $765 million) including $292 million relating to the Cerro Negro Project, $123 million relating to the Éléonore project, $67 million relating to the El Morro project, and $88 million representing the Company’s share of committed capital expenditures of its associates.

For the periods beyond 2013, the Company’s cash flows from operations and available funding under the Company’s loan facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake, Pueblo Viejo and Cerro Negro.

140  |  GOLDCORP

(In millions of United States dollars, except where noted)

(iii)	Market risk

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver, copper, lead and zinc are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentinean pesos, Guatemalan quetzals and Chilean pesos. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver, copper, lead and zinc production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in non-US dollar currencies which are subject to currency risk. Accounts receivable and other current and non-current assets denominated in non-US dollars relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. The Company is further exposed to currency risk through non-monetary assets and liabilities of entities whose taxable profit or tax loss is denominated in a non-US dollar currency. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense. At December 31, 2012, the Company had $5.5 billion of deferred income tax liabilities, of which $5.1 billion arose primarily from the acquisitions of Placer Dome Inc.’s assets and Glamis in 2006, and Camino Rojo and Cerro Negro in 2010 and which are denominated in currencies other than the US dollar.

The Company is exposed to currency risk through the following financial assets and liabilities and deferred income tax liabilities denominated in currencies other than US dollars:

				Accounts
		Accounts	Income taxes	payable and
		receivable and	receivable	accrued
	Cash and	other current	(payable),	liabilities and	Deferred
At December 31, 2012	cash equivalents	and non- current assets	current and non-current	non-current liabilities	income tax liabilities
Canadian dollar	$13	$105	$(88)	$(351)	$(880)
Mexican peso	57	140	(46)	(86)	(2,849)
Argentinean peso	168	117	(51)	(167)	(1,319)
Guatemalan quetzal	—	11	(2)	(38)	(18)
Chilean peso	1	10	—	(9)	—

	$239	$383	$(187)	$(651)	$(5,066)

At December 31, 2011
Canadian dollar	$22	$58	$(116)	$(238)	$(852)
Mexican peso	20	58	(13)	(86)	(2,927)
Argentinean peso	20	55	(17)	(25)	(1,304)
Guatemalan quetzal	5	14	(3)	(27)	(21)
Chilean peso	1	3	—	(16)	—

	$68	$188	$(149)	$(392)	$(5,104)

During the year ended December 31, 2012, the Company recognized a loss of $5 million on foreign exchange (2011 – gain of $3 million). Based on the above net exposures, excluding income taxes receivable (payable), current and non-current and deferred income tax liabilities at December 31, 2012, a 10% depreciation or appreciation of the above currencies against the US dollar would result in an approximate $2 million increase or decrease in the Company’s after-tax net earnings, respectively.

During the year ended December 31, 2012, the Company recognized a net foreign exchange gain of $33 million in income tax expense on income taxes receivable/(payable) and deferred taxes (2011 – net loss of $84 million). Based on the above net exposures relating to income taxes at December 31, 2012, a 10% depreciation or appreciation of the above currencies against

GOLDCORP  |  141

(In millions of United States dollars, except where noted)

the US dollar would result in an approximate $116 million decrease or increase in the Company’s after-tax net earnings, respectively.

During the year ended December 31, 2012 and in accordance with its Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at predetermined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms (note 23(a)).

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings, its share of the Pueblo Viejo project financing, cash and cash equivalents, money market investments, certain short-term credit facilities and interest-bearing receivables. At December 31, 2012, the Company’s revolving credit facility is subject to a floating interest rate. In addition, the Primero 5-year Promissory Note is exposed to interest rate risk as a result of the fixed interest rate earned (note 11). The Company monitors its exposure to interest rates and is comfortable with its exposures given the relatively low short-term US dollar rates. The weighted-average interest rate paid by the Company during the year ended December 31, 2012 on its revolving credit facility was nil% (2011 – nil%). The average interest rate earned by the Company during the year ended December 31, 2012 on its cash and cash equivalents was 0.21% (2011 – 0.20%). A 10% increase or decrease in the interest earned from financial institutions on deposits held and money market investments would result in a nominal increase or decrease in the Company’s after-tax net earnings.

Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices.

The Company has a policy not to hedge gold sales. In accordance with the Company’s Risk Management Policy, the Company may hedge up to 50% and 30% of its by-product base metal sales volume over the next fifteen months and subsequent sixteen to twenty-seven months, respectively, to manage its exposure to fluctuations in base metal prices (note 23(a)).

The costs relating to the Company’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel fuel and electricity. A 10% increase or decrease in diesel fuel market prices would result in a $17 million decrease or increase in the Company’s after-tax net earnings. The Company does not intend to hedge against diesel fuel price fluctuations in Mexico as the government regulates the domestic market. As and when it is determined to be favourable, the Company will enter into hedges against diesel fuel price fluctuations in Canada and the United States. At December 31, 2012, the Company has entered into heating oil contracts to manage its exposure to fuel prices (note 23(a)). Electricity is regionally priced in Ontario, Canada and Mexico and semi-regulated by the provincial and federal governments, respectively. The regulation of electricity prices reduces the risk of price fluctuation and the Company therefore does not contemplate entering into contracts to hedge against such risk.

The Company holds certain investments in available-for-sale equity securities which are measured at fair value, being the closing share price of each equity investment, at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.

24.	MANAGEMENT OF CAPITAL

The Company’s objectives of capital management are to safeguard its ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

142  |  GOLDCORP

(In millions of United States dollars, except where noted)

The capital of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents and money market investments as follows:

	At December 31 2012	At December 31 2011
Shareholders’ equity	$22,716	$21,272
Long-term debt	783	737
Short-term Argentine peso credit facility (note 23(d)(ii))	45	—

	23,544	22,009
Less: Cash and cash equivalents	(918)	(1,502)
Money market investments	—	(272)

	$22,626	$20,235

The Company manages its capital structure and makes adjustments in light of changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the entity’s capital requirements, the Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and money market investments.

At December 31, 2012, the Company expects its capital resources and projected future cash flows from operations to support its normal operating requirements on an ongoing basis, and planned development and exploration of its mineral properties and other expansionary plans. At December 31, 2012, there was no externally imposed capital requirement to which the Company is subject and with which the Company has not complied.

25.	SHARE-BASED COMPENSATION AND OTHER RELATED INFORMATION

(a)	Stock options

The Company granted 1.6 million stock options to its employees and officers during the year ended December 31, 2012, which vest over a period of 3 years, are exercisable at C$35.66 to C$48.72 per option, expire in 2017, and have a total fair value of $19 million at the date of grant. The Company granted 6.0 million stock options during the year ended December 31, 2011, which vest over a period of 3 years, are exercisable at C$46.76 to C$48.16 per option, expire in 2016 and have a total fair value of $79 million at date of grant.

The fair value of stock options granted is calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2012	2011
Expected life	3.1 years	3.0 years
Expected volatility	37.6%	42.7%
Expected dividend yield	1.1%	0.8%
Estimated forfeiture rate	9.0%	9.0%
Risk-free interest rate	1.1%	2.0%
Weighted average share price of options granted	$48.40	$49.31
Weighted average fair value per option	$12.76	$14.49

The expected volatility assumption is based on the historical and implied volatility of Goldcorp’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.

GOLDCORP  |  143

(In millions of United States dollars, except where noted)

The following table summarizes the changes in outstanding stock options during the years ended December 31:

		Weighted
		Average
	Options	Exercise
	Outstanding	Price
	(000’s)	(C$/option)
At January 1, 2011	15,693	$37.41
Granted	5,992	48.15
Exercised	(3,486)	34.56
Forfeited	(625)	41.55

At December 31, 2011	17,574	$41.49

At January 1, 2012	17,574	$41.49
Granted	1,592	48.31
Exercised	(1,200)	36.85
Forfeited	(1,621)	46.37

At December 31, 2012	16,345	$42.01

During the year ended December 31, 2012, the weighted average share price at the date of exercise was C$43.88 (2011 – C$50.57).

The following table summarizes information about the Company’s stock options outstanding at December 31, 2012:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
		Weighted	Average	Options	Weighted	Average
		Average	Remaining	Outstanding	Average	Remaining
	Options	Exercise	Contractual	and	Exercise	Contractual
Exercise Prices (C$/option)	Outstanding (000’s)	Price (C$/option)	Life (years)	Exercisable (000’s)	Price (C$/option)	Life (years)

$16.87 – $ 19.23	672	$18.48	1.9	672	$18.48	1.9
$24.40 – $ 25.71	632	25.64	4.4	632	25.64	4.4
$28.84 – $ 31.93	632	31.02	3.5	632	31.02	3.5
$34.39 – $ 37.82	2,210	35.72	1.4	2,175	35.72	1.4
$39.36 – $ 40.79	1,542	39.76	0.5	1,514	39.76	0.5
$44.50 – $ 46.76	4,351	44.53	2.4	2,769	44.52	2.4
$48.16 – $ 48.72	6,306	48.28	3.4	1,710	48.16	3.2

	16,345	$42.01	2.6	10,104	$38.77	2.2

(b)	Restricted share units

The Company issued 1.2 million RSUs during the year ended December 31, 2012, 35,000 of which vested immediately and the remainder vest over 3 years and which have a total fair value of $55 million at the date of issuance (weighted average fair value per RSU – $49.46). There were 0.5 million RSUs issued during the year ended December 31, 2011, 31,500 of which vested immediately and the remainder vest over 3 years and which have a total fair value of $24 million at the date of issuance (weighted average fair value per RSU – $49.52). At December 31, 2012, there were 1.4 million RSUs outstanding (December 31, 2011 – 0.7 million).

(c)	Stock options and restricted share units compensation expense

Total stock options and RSUs vested during the year ended December 31, 2012 and recorded as share-based compensation expense included in corporate administration in the Consolidated Statements of Earnings with a corresponding credit to shareholders’ equity was $81 million (2011 – $93 million).

144  |  GOLDCORP

(In millions of United States dollars, except where noted)

(d)	Performance share units compensation expense

During the year ended December 31, 2012, the Company issued 0.2 million PSUs (2011 – 0.3 million PSUs); with a total fair value of $8 million (2011 – $15 million) at date of issuance. The fair value of PSUs granted during the years ended December 31 was calculated as of the date of grant using a binomial pricing model with the following weighted average assumptions:

	2012	2011
Expected life	3 years	3 years
Expected volatility	37.2%	44.8%
Expected dividend yield	< 1.0%	< 1.0%
Estimated forfeiture rate	9.0%	9.1%
Risk-free interest rate	1.1%	3.4%
Weighted average share price	$47.62	$45.10

Total share-based compensation expense included in corporate administration in the Consolidated Statements of Earnings relating to PSUs for the year ended December 31, 2012 and recorded as liabilities was $1 million (2011 – $7 million).

At December 31, 2012, the carrying amount of PSUs outstanding and included in current liabilities and other non-current liabilities was $3 million and $5 million, respectively (December 31, 2011 – $nil and $7 million). At December 31, 2012, the total intrinsic value of PSUs outstanding and vested was $nil (December 31, 2011 – $nil).

(e)	Employee share purchase plan

During the year ended December 31, 2012, the Company recorded compensation expense of $4 million (2011 – $4 million) in corporate administration and production costs in the Consolidated Statements of Earnings, representing the Company’s contributions to the employee share purchase plan.

(f)	Issued share capital

The Company has an unlimited number of authorized shares and does not reserve shares for issuances in connection with the exercise of stock options and the vesting of restricted share units.

26.	PER SHARE INFORMATION

Net earnings per share were calculated based on the following:

Years ended December 31	2012	2011
Basic net earnings	$1,749	$1,881
Effect of dilutive securities:
Share purchase warrants – change in fair value recognized in earnings during the year	—	(28)
Conversion feature of convertible senior notes – change in fair value recognized in earnings	(127)	(49)

Diluted net earnings	$1,622	$1,804

GOLDCORP  |  145

(In millions of United States dollars, except where noted)

Net earnings per share from operations and net earnings per share for the years ended December 31 were calculated based on the following:

(in thousands)	2012	2011
Basic weighted-average number of shares outstanding	810,409	804,467
Effect of dilutive securities:
Stock options	1,116	2,412
Restricted share units	1,362	728
Share purchase warrants	—	314
Convertible senior notes	18,073	17,975

Diluted weighted average number of shares outstanding	830,960	825,896

The weighted average number of stock options outstanding during the year ended December 31, 2012 was 16.1 million (2011 – 16.5 million), of which 5.7 million was dilutive (2011 – 11.8 million) and included in the above tables. The effect of the remaining 10.4 million stock options (2011 – 4.7 million) was anti-dilutive because the underlying exercise prices exceeded the average market price of the underlying common shares of C$41.26 (2011 – C$48.05).

During the year ended December 31, 2011, the Company’s share purchase warrants were exercised or expired (note 23(a)(ii)). The effect of 9.2 million share purchase warrants outstanding prior to the date of exercise or expiry for the year ended December 31, 2011 was dilutive and has been included in the above tables.

Dividends declared:

During the year ended December 31, 2012, the Company declared and paid to its shareholders dividends of $0.54 per share for total dividends of $438 million (2011 – $0.41 per share for total dividends of $330 million). For the period January 1, 2013 to February 14, 2013, the Company declared dividends payable of $0.10 per share for total dividends of approximately $81 million.

27.	SUPPLEMENTAL CASH FLOW INFORMATION

Years ended December 31	2012	2011
Change in operating working capital
Accounts receivable	$(294)	$(76)
Inventories and stockpiled ore	(138)	(157)
Accounts payable and accrued liabilities	75	(9)
Income taxes payable	47	(59)
Other	(1)	(25)

	$(311)	$(326)

146  |  GOLDCORP

(In millions of United States dollars, except where noted)

Years ended December 31	2012	2011
Operating activities include the following cash received (paid):
Interest received	$5	$3
Interest paid	(2)	(2)
Income taxes received	45	53
Income taxes paid	(548)	(583)

Investing activities of continuing operations include the following cash received:
Net proceeds from the sale of the Osisko shares	$—	$519
Proceeds from the maturity of money market investments and sale of other securities	289	216

	$289	$735

Investing activities of discontinued operations include the following cash received (paid):
Income taxes paid	$—	$(88)
Principal repayment on Primero Notes	10	30

	$10	$(58)

	2012	2011
Cash and cash equivalents (a) are comprised of:
Cash	$493	$160
Short-term money market investments	425	1,342

	$918	$1,502

(a)	At December 31, 2012, $161 million (2011 – $44 million) is held by the Company’s joint ventures and is not available for use by the Company.

28.	RELATED PARTY TRANSACTIONS

(a)	Related party transactions

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, its joint ventures (note 3(c)) and key management personnel. Transactions with related parties for goods and services are made on normal commercial terms and are considered to be at arm’s length.

(b)	Compensation of directors and other key management personnel

The remuneration of the Company’s directors and other key management personnel during the years ended December 31 are as follows:

	2012	2011
Short-term employee benefits (i)	$10	$11
Post-employment benefits	1	1
Other long-term benefits	5	8
Share-based compensation	11	16

	$27	$36

(i)	Short-term employee benefits include salaries, bonuses payable within twelve months of the balance sheet date and other annual employee benefits.

GOLDCORP  |  147

(In millions of United States dollars, except where noted)

29.	OTHER COMMITMENTS

Power delivery agreement

On January 21, 2011 (“the effective date”), the Company signed an agreement with a third party for the construction of a power plant by the third party to deliver electricity to the Peñasquito mine for a period of twenty years upon completion of construction with an option to renew by the Company for three additional five-year periods. Following receipt of the necessary authorizations and completion of project financing, the Company issued notice to commence construction on December 14, 2012. Construction is expected to be completed in 2015. The Company retains the right to terminate the agreement if substantial completion of the construction of the plant is not achieved within forty-two months of issuance of notice to proceed with construction. The Company has assessed that upon commencement of the power supply to the Peñasquito mine, the future purchase of electricity to which the Company has committed will be accounted for as a lease.

30.	OTHER CONTINGENCIES

(a)	On May 26, 2011, the Comunidad Agrícola Los Huasco Altinos (“CAHA”) filed a legal proceeding (“Recurso de Proteccion”) requesting the invalidation of the resolution approving the El Morro project’s Environmental Impact Study that was previously issued by the Chilean environmental authority (“SEA”). On April 27, 2012, the Supreme Court of Chile affirmed the relief granted by the Court of Appeals and suspended the approval resolution until specific deficiencies are corrected by the SEA. As a result, the SEA initiated an administrative process in June of 2012 to address the deficiencies identified by the courts. On August 7, 2012, the CAHA filed another constitutional action against the SEA seeking to invalidate the administrative process which was initiated by the SEA. The SEA filed a response with the court defending the validity of the administrative process on September 25, 2012. El Morro requested approval of the Court to participate as an interested third party and filed its own defense of the administrative process. The Court of Appeals of Copiapo heard the oral arguments of all parties on October 23, 2012 and, on October 29, 2012, it issued a resolution in favour of the SEA, thereby confirming the validity of the administrative process. This decision was ultimately upheld by the Supreme Court on December 6, 2012.

(b)	Certain members of the Dominican Republic (“DR”) Congress, including the President of the Chamber of Deputies, have expressed a desire to amend the Special Lease Agreement (“SLA”) to accelerate and increase the benefits that the DR will derive from the Pueblo Viejo mine. The SLA, which provides for substantial benefits to the DR, including through royalties and taxes, in addition to the other indirect benefits derived by the country such as through employment and purchasing of goods and services, was approved by Congress in 2009 and cannot be unilaterally altered. However, Barrick, as the operator, while reserving its rights under the SLA, has engaged in a dialogue with representatives of the government, with a view to achieving a mutually acceptable outcome. At this time, the outcome of the dialogue is uncertain, but any amendments to the SLA could impact overall project economics.

31.	SUBSEQUENT EVENTS

(a)	Pueblo Viejo commercial production

On January 15, 2013, the Company announced the declaration of commercial production at the Pueblo Viejo mine in the Dominican Republic by Barrick, the mine operator.

148  |  GOLDCORP

< Mineral Reserves and Resources

CORPORATE INFORMATION

Headquartered in Vancouver, British Columbia, Goldcorp employs approximately 16,000 people worldwide at operations and development projects in countries throughout the Americas.

As one of the world’s largest gold producers, Goldcorp has made a commitment to grow in an efficient, sustainable and responsible manner.

The Company’s vision is to create sustainable value for all of its stakeholders. For our shareholders, we provide the best possible financial returns. But we are also focused on creating value for various other stakeholders through the many partnerships we’ve built with employees, suppliers, local communities and government officials. They are all instrumental to our success.

CORPORATE OFFICE

Park Place

Suite 3400 – 666 Burrard Street

Vancouver, BC V6C 2X8 Canada

Tel: (604) 696 3000

Fax: (604) 696 3001

www.goldcorp.com

TORONTO OFFICE

Suite 3201 – 130 Adelaide Street West

Toronto, ON M5H 3P5 Canada

Tel: (416) 865 0326

Fax: (416) 359 9787

RENO OFFICE

Suite 310 – 5190 Neil Road

Reno, NV 89502 United States

Tel: (775) 827 4600

Fax: (775) 827 5044

MEXICO OFFICE

Paseo de las Palmas 425-15

Lomas de Chapultepec

11000 Mexico, D. F.

Tel: 52 (55) 5201 9600

GUATEMALA OFFICE

5ta avenida 5-55 zona 14 Europlaza

Torre 1 Nivel 6 oficina 601

Guatemala City

Guatemala, 01014

Tel: (502) 2329 2600

ARGENTINA OFFICE

Maipu 255, Piso 12

C1084ABE Capital Federal

Buenos Aires, Argentina

Tel: 54 114 323 7000

CHILE OFFICE

Avda. Apoquindo 4501, oficina 703

Las Condes

Santiago 7580125, Chile

Tel: 562 898 9300

STOCK EXCHANGE LISTING

Toronto Stock Exchange: G

New York Stock Exchange: GG

TRANSFER AGENT

CIBC Mellon Trust Company

(Canadian Stock Transfer Company Inc.

acts as Administrative Agent for CIBC

Mellon Trust Company)

Suite 1600 – 1066 West Hastings Street

Vancouver, BC V6E 3X1 Canada

Toll free in Canada and the US:
(800) 387 0825

Outside of Canada and the US:
(416) 682 3860

inquiries@canstockta.com

www.canstockta.com

AUDITORS

Deloitte LLP

Vancouver, BC

INVESTOR RELATIONS

Jeff Wilhoit

Vice President, Investor Relations

Toll free: (800) 567 6223

info@goldcorp.com

REGULATORY FILINGS

The Company’s filings with the Ontario

Securities Commission can be accessed

on SEDAR at www.sedar.com.

The Company’s filings with the US

Securities and Exchange Commission

can be accessed on EDGAR at

www.sec.gov.

ANNUAL MEETING OF
SHAREHOLDERS

The Annual Meeting of Shareholders

will be held on May 2, 2013 at

2:30 PM (EST) at:

Trump International Hotel & Tower Toronto

325 Bay Street

Toronto, ON M5H 4G3 Canada

GOLDCORP MINERAL RESERVES

(as of December 31, 2012)		PROVEN			PROBABLE			PROVEN & PROBABLE
	Ownership	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
Gold		mt	g Au/t	moz	mt	g Au/t	moz	mt	g Au/t	moz

Alumbrera	37.5%	78.75	0.36	0.91	2.51	0.23	0.02	81.26	0.36	0.93
Camino Rojo	100.0%	—	—	—	66.76	0.76	1.63	66.76	0.76	1.63
Cerro Blanco	100.0%	—	—	—	—	—	—	—	—	—
Cerro Negro	100.0%	0.04	11.08	0.01	18.87	9.43	5.72	18.91	9.43	5.74
Cochenour	100.0%	—	—	—	—	—	—	—	—	—
Dee	40.0%	—	—	—	20.42	1.44	0.95	20.42	1.44	0.95
El Morro	70.0%	233.95	0.56	4.24	215.56	0.36	2.49	449.51	0.47	6.73
El Sauzal	100.0%	—	—	—	4.42	1.52	0.22	4.42	1.52	0.22
Éléonore	100.0%	—	—	—	12.48	7.56	3.03	12.48	7.56	3.03
Los Filos	100.0%	72.61	0.96	2.25	224.10	0.72	5.18	296.71	0.78	7.43
Marigold	66.7%	23.37	0.68	0.51	173.06	0.50	2.77	196.43	0.52	3.28
Marlin	100.0%	3.52	3.37	0.38	3.91	4.91	0.62	7.44	4.18	1.00
Musselwhite	100.0%	5.26	6.79	1.15	5.97	5.94	1.14	11.23	6.34	2.29
Noche Buena	100.0%	—	—	—	—	—	—	—	—	—
Peñasquito Heap Leach	100.0%	32.34	0.15	0.16	87.41	0.13	0.36	119.75	0.13	0.52
Peñasquito Mill	100.0%	577.90	0.55	10.27	484.71	0.31	4.90	1,062.60	0.44	15.17
Porcupine	100.0%	27.79	1.57	1.40	80.98	1.13	2.94	108.78	1.24	4.35
Pueblo Viejo	40.0%	13.88	3.49	1.56	96.06	2.74	8.45	109.94	2.83	10.01
Red Lake	100.0%	2.00	11.85	0.76	8.49	9.04	2.47	10.48	9.57	3.23
San Nicolas	21.0%	—	—	—	—	—	—	—	—	—
Wharf	100.0%	10.32	0.81	0.27	11.80	0.82	0.31	22.12	0.82	0.58

Totals				23.87			43.21			67.08

Silver		mt	g Ag/t	moz	mt	g Ag/t	moz	mt	g Ag/t	moz

Camino Rojo	100.0%	—	—	—	66.76	14.94	32.07	66.76	14.94	32.07
Cerro Blanco	100.0%	—	—	—	—	—	—	—	—	—
Cerro Negro	100.0%	0.04	204.00	0.26	18.87	80.94	49.10	18.91	81.20	49.36
Dee	40.0%	—	—	—	20.42	7.07	4.64	20.42	7.07	4.64
Los Filos	100.0%	72.61	5.28	12.32	224.10	5.58	40.21	296.71	5.51	52.54
Marlin	100.0%	3.52	116.81	13.23	3.91	253.17	31.85	7.44	188.56	45.08
Noche Buena	100.0%	—	—	—	—	—	—	—	—	—
Peñasquito Heap Leach	100.0%	32.34	14.58	15.16	87.41	9.65	27.12	119.75	10.98	42.28
Peñasquito Mill	100.0%	577.90	29.37	545.76	484.71	20.78	323.76	1,062.60	25.45	869.52
Pueblo Viejo	40.0%	13.88	25.66	11.45	96.06	16.54	51.08	109.94	17.69	62.53
San Nicolas	21.0%	—	—	—	—	—	—	—	—	—
Wharf	100.0%	10.32	2.99	0.99	11.80	3.65	1.38	22.12	3.34	2.37

Totals				599.18			561.21			1,160.40

Copper		mt	% Cu	mlbs Cu	mt	% Cu	mlbs Cu	mt	% Cu	mlbs Cu

Alumbrera	37.5%	78.75	0.36%	625	2.51	0.27%	15	81.26	0.36%	640
El Morro	70.0%	233.95	0.55%	2,818	215.56	0.44%	2,068	449.51	0.49%	4,886
Pueblo Viejo	40.0%	13.88	0.08%	25	96.06	0.10%	207	109.94	0.10%	232
San Nicolas	21.0%	—	—	—	—	—	—	—	0.00%	—

Totals				3,468			2,290			5,758

Lead		mt	% Pb	mlbs Pb	mt	% Pb	mlbs Pb	mt	% Pb	mlbs Pb

Peñasquito Mill	100.0%	577.90	0.29%	3,702.99	484.71	0.20%	2,111	1,062.60	0.25%	5,814
Camino Rojo	100.0%	—	—	—	66.76	—	—	66.76	0.00%	—

Totals				3,703			2,111			5,814

Zinc		mt	% Zn	mlbs Zn	mt	% Zn	mlbs Zn	mt	% Zn	mlbs Zn

Peñasquito Mill	100.0%	577.90	0.70%	8,928.54	484.71	0.47%	5,032	1062.60	0.60%	13,961
Camino Rojo	100.0%	—	—	—	—	—	—	0.00	0.00%	—
San Nicolas	21.0%	—	—	—	—	—	—	0.00	0.00%	—

Totals				8,929			5,032			13,961

*	Numbers may not add up due to rounding.

GOLDCORP DECEMBER 31, 2012 RESERVE AND RESOURCE REPORTING NOTES:

1	All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument

43-101, or the AusIMM JORC equivalent.

2	All Mineral Resources are reported exclusive of Mineral Reserves.
3	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
4	Reserves and Resources are reported as of December 31, 2012, with the following conditions or exceptions:

1	Reserves and Resources for Pueblo Viejo are as per information provided by Barrick Gold Corporation.
2	Reserves and Resources for Dee are as per information provided by Barrick Gold Corporation.
3	Resources for San Nicolas are as per information provided by Teck Resources Limited (2012 Study).
5	Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $1,350 per ounce of gold, $24 per ounce of silver, $3.00 per pound of copper, $0.80 per pound of lead, and $0.85 per pound of zinc, unless otherwise noted below:

1	Alumbrera – $1,400/oz gold and $3.20/lb copper
2	Pueblo Viejo, Dee – $1,500/oz gold, $28/oz silver, $3.00/lb copper

6	Mineral Resources are estimated using US$ commodity prices of $1,500 per ounce of gold, $27 per ounce of silver, $3.50 per pound of copper, $0.95 per pound of lead, and $0.95 per pound of zinc, unless otherwise noted below:

1	Pueblo Viejo, Dee – $1,650/oz gold, $30/oz silver, $3.50/lb copper
2	San Nicolas – $1,000/oz gold, $16.00/oz silver, $2.70/lb copper, $1.00/lb zinc

GOLDCORP MINERAL RESOURCES

(as of December 31, 2012)		MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
	Ownership	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
Gold		mt	g Au/t	moz	mt	g Au/t	moz	mt	g Au/t	moz	mt	g Au/t	moz

Alumbrera	37.5%	—	—	—	—	—	—	—	—	—	—	—	—
Camino Rojo	100.0%	—	—	—	23.14	0.76	0.57	23.14	0.76	0.57	0.64	0.27	0.01
Cerro Blanco	100.0%	—	—	—	2.52	15.64	1.27	2.52	15.64	1.27	1.35	15.31	0.67
Cerro Negro	100.0%	—	—	—	5.12	3.12	0.51	5.12	3.12	0.51	5.32	4.81	0.82
Cochenour	100.0%	—	—	—	—	—	—	—	—	—	9.05	11.18	3.25
Dee	40.0%	—	—	—	9.90	1.53	0.49	9.90	1.53	0.49	17.01	0.51	0.28
El Morro	70.0%	3.89	0.48	0.06	19.31	0.39	0.24	23.20	0.40	0.30	472.19	0.25	3.85
El Sauzal	100.0%	1.45	0.92	0.04	0.70	1.51	0.03	2.15	1.11	0.08	0.04	1.35	0.00
Éléonore	100.0%	0.14	10.01	0.04	1.23	11.05	0.44	1.36	10.95	0.48	12.25	10.60	4.17
Los Filos	100.0%	9.61	1.90	0.59	61.41	0.89	1.76	71.02	1.03	2.35	239.18	0.84	6.49
Marigold	66.7%	1.05	0.48	0.02	29.34	0.42	0.40	30.39	0.42	0.42	54.17	0.43	0.74
Marlin	100.0%	0.10	2.88	0.01	0.36	2.66	0.03	0.46	2.71	0.04	0.44	4.51	0.06
Musselwhite	100.0%	0.11	4.84	0.02	0.35	5.88	0.07	0.46	5.63	0.08	4.99	5.72	0.92
Noche Buena	100.0%	—	—	—	71.75	0.42	0.96	71.75	0.42	0.96	17.67	0.42	0.24
Peñasquito Heap Leach	100.0%	3.68	0.06	0.01	21.77	0.07	0.05	25.45	0.07	0.06	50.66	0.17	0.28
Peñasquito Mill	100.0%	125.56	0.17	0.67	451.43	0.19	2.74	576.98	0.18	3.41	126.63	0.20	0.83
Porcupine	100.0%	37.20	1.25	1.50	132.02	1.16	4.94	169.22	1.18	6.43	18.85	1.95	1.18
Pueblo Viejo	40.0%	2.61	2.47	0.21	78.17	2.13	5.36	80.78	2.14	5.57	6.57	2.18	0.46
Red Lake	100.0%	1.47	18.36	0.87	3.22	14.07	1.46	4.69	15.41	2.32	3.19	16.11	1.65
San Nicolas	21.0%	—	—	—	19.26	0.46	0.28	19.26	0.46	0.28	2.28	0.26	0.02
Wharf	100.0%	6.98	0.84	0.19	1.62	0.98	0.05	8.60	0.87	0.24	—	—	—

Totals				4.21			21.65			25.86			25.93

Silver		mt	g Ag/t	moz	mt	g Ag/t	moz	mt	g Ag/t	moz	mt	g Ag/t	moz

Camino Rojo	100.0%	—	—	—	23.14	14.94	11.11	23.14	14.94	11.11	0.64	4.53	0.09
Cerro Blanco	100.0%	—	—	—	2.52	72.00	5.83	2.52	72.00	5.83	1.35	59.60	2.59
Cerro Negro	100.0%	—	—	—	5.12	22.95	3.78	5.12	22.95	3.78	5.32	34.35	5.87
Dee	40.0%	—	—	—	9.90	7.42	2.36	9.90	7.42	2.36	17.01	2.38	1.30
Los Filos	100.0%	9.61	8.48	2.62	61.41	6.76	13.35	71.02	7.00	15.97	239.18	6.04	46.47
Marlin	100.0%	0.10	108.23	0.35	0.36	100.69	1.15	0.46	102.36	1.50	0.44	210.78	3.01
Noche Buena	100.0%	—	—	—	71.75	14.06	32.44	71.75	14.06	32.44	17.67	13.92	7.91
Peñasquito Heap Leach	100.0%	3.68	5.01	0.59	21.77	4.19	2.93	25.45	4.31	3.52	50.66	1.61	2.62
Peñasquito Mill	100.0%	125.56	14.44	58.29	451.43	13.12	190.43	576.98	13.41	248.72	126.63	9.13	37.17
Pueblo Viejo	40.0%	2.61	15.20	1.28	78.17	11.82	29.71	80.78	11.93	30.99	6.57	14.32	3.02
San Nicolas	21.0%	—	—	—	19.26	26.70	16.53	19.26	26.70	16.53	2.28	17.40	1.27
Wharf	100.0%	6.98	4.73	1.06	1.62	4.12	0.21	8.60	4.62	1.28	—	—	—

Totals				64.19			309.85			374.04			111.33

Copper		mt	% Cu	mlbs Cu	mt	% Cu	mlbs Cu	mt	% Cu	mlbs Cu	mt	% Cu	mlbs Cu

Alumbrera	37.5%	—	—	—	—	—	—	—	0.00%	—	—	—	—
El Morro	70.0%	3.89	0.57%	49	19.31	0.51%	216	23.20	0.52%	264	472.19	0.35%	3,689
Pueblo Viejo	40.0%	2.61	0.12%	7	78.17	0.09%	157	80.78	0.09%	164	6.57	0.07%	11
San Nicolas	21.0%	—	—	—	19.26	1.24%	527	19.26	1.24%	527	2.28	1.24%	62

Totals				56			899			955			3,762

Lead		mt	% Pb	mlbs Pb	mt	% Pb	mlbs Pb	mt	% Pb	mlbs Pb	mt	% Pb	mlbs Pb

Peñasquito Mill	100.0%	125.56	0.15%	426	451.43	0.13%	1,275	576.98	0.13%	1,700	126.63	0.14%	382
Camino Rojo	100.0%	0	0.23%	—	23.14	0.17%	89	23.14	0.17%	89	0.64	0.08%	1

Totals				426			1,364			1,789			384

Zinc		mt	% Zn	mlbs Zn	mt	% Zn	mlbs Zn	mt	% Zn	mlbs Zn	mt	% Zn	mlbs Zn

Peñasquito Mill	100.0%	125.56	0.39%	1,083	451.43	0.34%	3,410	576.98	0.35%	4,493	126.63	0.26%	736
Camino Rojo	100.0%	0.00	0.37%	—	23.14	0.37%	189	23.14	0.37%	189	0.64	0.25%	4
San Nicolas	21.0%	0.00	—	—	19.26	1.68%	713	19.26	1.68%	713	2.28	0.97%	49

Totals				1,083			4,312			5,395			788

*	Numbers may not add up due to rounding.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES:

These tables use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Scientific and technical information was reviewed and approved by Maryse Belanger, P.Geo., Senior Vice-President, Technical Services for Goldcorp, and a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

For a more detailed description of the key assumptions, parameters and methods used in calculating Goldcorp’s Mineral Reserves and Mineral Resources, please refer to Goldcorp’s most recently filed Annual Information Form/Form 40F filed with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.

GOLDCORP

Goldcorp Inc.

Park Place, Suite 3400 666 Burrard Street

Vancouver, BC V6C 2X8 Canada

tel. (604) 696-3000

fax. (604) 696-3001 www.goldcorp.com

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